As filed with the Securities and Exchange Commission on April 23, 2012

Registration No. 333-179228

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 3

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TRIA BEAUTY, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	3845	46-0518735
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4160 Dublin Blvd., Suite 200

Dublin, CA 94568

(925) 452-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kevin J. Appelbaum

Chief Executive Officer

4160 Dublin Blvd., Suite 200

Dublin, CA 94568

(925) 452-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David J. Saul Ropes & Gray LLP 1900 University Avenue East Palo Alto, CA 94303 Tel: (650) 617-4085 Fax: (650) 566-4232	Bruce K. Dallas Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 Tel: (650) 752-2000 Fax: (650) 752-2111

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant is an emerging growth company, as defined in Section 2(a) of the Securities Act. This Registration Statement complies with the requirements that apply to an issuer that is an emerging growth company.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued April 23, 2012

             Shares

COMMON STOCK

Tria Beauty, Inc. is offering              shares of its common stock. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price of our common stock will be between $         and $         per share.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “TRIA”.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements. Investing in the common stock involves risks. See “Risk Factors” beginning on page 9.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per Share	$	$	$
Total	$	$	$

Tria Beauty, Inc. has granted the underwriters the right to purchase up to an additional              shares of common stock to cover over-allotments at the initial public offering price less the underwriting discount.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2012.

MORGAN STANLEY	PIPER JAFFRAY

WELLS FARGO SECURITIES

                    , 2012

Treat acne with the
TRIA Skin Perfecting Blue Light
tria
tria
BEAUTY

Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or such other dates as are stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until                     , 2012 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

TRIA BEAUTY, INC.

Our Business

Tria Beauty brings clinically-proven light-based aesthetic medical technologies out of the physician’s office and into the home. We sell easy-to-use, FDA-cleared medical devices to consumers that deliver results comparable to professional aesthetic treatments at a fraction of the cost. As a result, we believe we are expanding the market for aesthetic light-based treatments. Our recent customer survey suggests that roughly three quarters of our customers have never tried professional in-office laser treatments before purchasing our products. We have successfully combined our technical light-based expertise with extensive consumer marketing experience to produce and sell hand-held consumer skincare devices that are safe and effective, yet simple to use. Our two current product lines and our most advanced product under development are:

Hair Removal Laser, our leading product, is a diode laser device that provides permanent reduction in hair regrowth comparable to devices used in a physician’s office. It was cleared by the FDA in 2005 as a prescription device and in 2008 as an over-the-counter device.

Skin Perfecting Blue Light uses high-intensity blue light that inhibits acne-causing bacteria with anti-acne effectiveness comparable to light-based acne treatments performed in a physician’s office. It was cleared by the FDA in 2006 as a prescription device and in 2010 as an over-the-counter device.

Skin Rejuvenating Laser, a product in late stage development, is a fractional non-ablative laser device designed to enable our entry into the anti-aging skincare market. We expect to begin selling this device outside of the United States in the second half of 2012. We believe, based on technical similarities to predicate, animal histology and pilot clinical studies, that our pivotal clinical studies will support a 2012 FDA application for over-the-counter treatment of periorbital wrinkles (crow’s feet), perioral wrinkles (wrinkles around the mouth), dyschromia (uneven pigmentation) and textural irregularities like tactile roughness, for which fractional non-ablative technology has become an accepted treatment standard in professionals’ offices. We also believe that these clinical studies will demonstrate that the device has safety and effectiveness comparable to fractional non-ablative laser treatments in a physician’s office.

We have historically derived substantially all of our sales from our Hair Removal Laser. Our Skin Perfecting Blue Light, which we launched in 2010, remains in the early stages of commercialization and we expect that the Hair Removal Laser will be our primary source of sales and growth for the foreseeable future. We are involved in intellectual property litigation with Palomar Medical Technologies regarding technology incorporated into our Hair Removal Laser. There has been no trial date set, though summary judgment briefing is scheduled to be completed in December 2012. If we do not ultimately prevail in this litigation, we could be required to pay damages for past sales of the Hair Removal Laser and could be required to pay royalties for, or be enjoined from, future U.S. sales of the Hair Removal Laser through the expiration of the relevant patents in 2015.

A core element of our business is our distinctive marketing strategy and multi-channel distribution model. We believe high-engagement media such as our websites, infomercials and home shopping television are particularly effective at informing consumers about our innovative products, the compelling skincare benefits they produce and the way in which they are used and incorporated into a personal skincare regimen. We have built our brand by educating consumers about the specific benefits of light-based skincare and our products and developing direct relationships with those consumers. Our physical presence at premium retailers such as Bloomingdale’s, as well as in physician offices, helps to further strengthen our brand image, validate our technology and provide additional points of contact to educate consumers about our products.

We have applied our expertise to develop custom-designed components with proprietary safety systems, such as the Hair Removal Laser’s built-in skin sensor, that permit effective, high-power treatment while protecting the user’s eyes and skin. Our demonstrated ability to move products from concept to commercialization has allowed us to launch three versions of our Hair Removal Laser in the United States in the last three years, with substantial improvements to enhance the user experience and reductions in unit cost with each new introduction.

For the year ended December 31, 2011, we had net sales of $45.0 million, representing a 66% increase over the corresponding prior year period. Sales in North America, primarily from the United States, comprised 65% of our total net sales for the year ended December 31, 2011. Our remaining sales were derived from international markets, including the Asia-Pacific, or APAC, countries of Japan and Korea, as well as European sales in the United Kingdom, Germany and Spain. Our net loss was $34.8 million for the year ended December 31, 2011, compared to a net loss of $25.6 million in 2010, a 36% increase. As of December 31, 2011, we had an accumulated deficit of $101.8 million.

As of December 31, 2011, we had working capital of $13.5 million. In January 2012, pursuant to a loan and security agreement with three financial institutions, we raised net proceeds of $12.4 million after repayment of the existing loan and related costs.

Our Markets

We operate at the confluence of the markets for professional aesthetic skincare treatments and over-the-counter, or OTC, cosmetic skincare products. According to Medical Insight, the professional aesthetic skincare market represented an estimated $15.0 billion of global sales for 2011, which included $2.4 billion related to hair removal, $0.4 billion related to anti-acne treatments and $4.0 billion related to anti-aging treatments. Based on data from Euromonitor, the OTC cosmetic skincare products market for hair removal, anti-acne treatments and anti-aging treatments and nourishers represented an estimated $4.4 billion, $3.1 billion and $21.3 billion in 2011 global sales, respectively. While a majority of these products are sold at low prices through mass merchandise retail outlets, prestige skincare products are sold primarily through luxury outlets such as department stores and generally command higher prices. These prestige skincare products are marketed to our target customer and, according to the NPD group, U.S. sales of the category grew by 8% to $2.7 billion from 2009 to 2010. Kline & Company reports that a combination of factors, including heightened awareness and technological advances, is driving the emergence of our at-home skincare device market, which grew an estimated 48% and achieved estimated sales of approximately $532 million for 2011, of which an estimated $163 million was attributable to light-based devices, which grew at an estimated rate of 50%.

We believe consumers demonstrate high levels of awareness and broadly accept the effectiveness of light-based skincare treatments. For example, the American Society of Plastic Surgeons reports that, in terms of absolute number of procedures performed, laser hair removal is the number one aesthetic procedure for women between the ages of 20 and 29 and the number two procedure behind Botox for women between the ages of 30 and 39. Despite this broad acceptance, sales for light-based professional aesthetic treatments remain low compared to sales for OTC products that generally offer relatively little long-term benefit for consumers. We believe we are expanding the market for light-based aesthetic treatments; our recent customer survey suggests that roughly three quarters of our U.S. customers have never tried professional in-office laser treatments before purchasing our products.

Competitive Strengths

We believe there is significant unmet demand in the skincare market for home-use medical devices that deliver results comparable to in-office professional aesthetic treatments. We attribute our historic success and future growth prospects to the following:

•	clinically-demonstrated effectiveness comparable to professional treatments with in-home convenience at affordable prices,

•	consumer-focused sales and marketing approach,

•	innovative, proprietary technology,

•	clinical data and scientific publications

•	demonstrated international penetration, and

•	a loyal customer base.

We believe that we are well positioned to pursue the market for home-use medical devices because addressing this market is the focus of our business. We have developed our research and development and marketing competencies specifically to pursue this opportunity. We believe that a significant investment in, for example, retail cosmetic skin care products, or capital equipment for use in physicians’ offices, would represent a significant departure from and conflict with, our primary business model and expertise.

Our clinically-demonstrated effectiveness is based upon data from clinical studies that are discussed in detail in “Business—Technology and Clinical Results.” Even where such studies demonstrate statistically significant results, many of these studies have relatively small sample sizes, which may be viewed as inherently less predictive of individual results than larger studies. Additionally, our clinical studies involve the use of our products under trained supervision and pursuant to our specifications, which may lead to better results than self-directed use by consumers.

Current Treatment Alternatives and their Limitations

Treatment alternatives for hair removal, acne and skin rejuvenation have historically been hindered by significant consumer trade-offs. Consumers who choose professional office-based aesthetic treatments commit to a relatively expensive and time-consuming process, while those who choose OTC skincare products sacrifice effectiveness for convenience and short-term affordability. Many current treatment alternatives suffer from one or more of the following limitations and trade-offs:

•

Cost: While professional office-based aesthetic treatments can be effective, they can cost several thousand dollars to effectively treat a single area of the body. OTC skincare products can be low cost on a per use basis, but the cost over years of use of OTC skincare products can far exceed the cost of professional office-based alternatives.

•

Effectiveness: OTC skincare products are typically used daily for an indefinite period of time to maintain their desired effects because they only deliver short-term results. OTC skincare products generally lack the proven effectiveness of professional office-based aesthetic treatments.

•

Convenience: Professional office-based aesthetic procedures take several minutes to several hours per session. For optimal results, multiple sessions have to be scheduled over many months, which may create significant disruption to work or personal life. Time spent scheduling appointments, traveling to and from sessions and sitting in the waiting room further add to the overall inconvenience of these procedures. OTC skincare products are generally convenient, involving easy home-use treatment.

Our Solution

Our products and our products in development provide light-based solutions for hair removal, acne treatment and skin rejuvenation without many of the compromises inherent in professional office-based aesthetic procedures and OTC skincare products. They are designed to deliver results comparable to professional aesthetic treatments at a fraction of the cost in the convenience and privacy of the home. Our consumer-focused products address the cost and convenience limitations facing services sold through the professional in-office setting, as well as the effectiveness limitations facing OTC skincare alternatives.

•

Cost: Over the course of a treatment regimen, our products are typically significantly less expensive than professional in-office treatment alternatives. We believe that our products are affordable not only to the affluent consumers of professional treatments, but also to consumers who otherwise sacrifice effectiveness for the short-term affordability of less expensive OTC treatments. Our products are more expensive than many competitive OTC cosmetic products.

•

Effectiveness: Our products deliver comparable results to professional treatments, providing the consumer an alternative to often ineffective OTC products. Each of our FDA-cleared hand-held devices is supported by multiple clinical studies demonstrating safety and effectiveness. Our laser hair removal product permanently reduces the regrowth of unwanted hair and can reduce or eliminate the need for ongoing shaving, waxing or spa treatments. Our acne blue light device emits the dose of a professional in-office device, inhibiting acne-causing bacteria within the skin and providing healthier looking, clearer skin and improved complexion.

•

Convenience: Each of our light-based hair removal, acne and skin rejuvenation products is designed with our customers’ needs for convenience and ease of use in mind, a characteristic shared by many OTC products. Our rechargeable products are engineered to be simple, lightweight and ergonomic, and utilize proprietary laser and high-power LED systems. This allows our customers to use our products in the privacy of their homes as part of their existing personal skincare and beauty regimens.

Customer satisfaction with aesthetic products and procedures is inherently subjective. Additionally, unlike office-based procedures, home-use products require the user to comply with recommended treatment instructions for optimal effectiveness. Our Hair Removal Laser is only intended for treatment on parts of the body below the neck by people with light-to-medium skin tones and brown or black hair color, since laser hair removal is not effective on individuals with light, red or grey hair color and may cause damage to individuals with darker skin tones.

Growth Strategy

Our goal is to be a leading global developer and marketer of premium at-home, light-based skincare products by continuing to pursue the following strategies:

Grow Our Brand: We are growing what we believe to be an emerging category of at-home light-based skincare devices, and establishing our brand as a leader within it. Our multi-channel distribution model allows us to reach our customers directly to communicate the specific benefits of light-based skincare devices for home use.

Penetrate Our Existing Channels and Markets: We are in the early stages of penetrating our existing markets. We intend to continue implementing our global multi-channel sales and marketing strategy, which is in various stages of deployment in existing geographies.

Expand into New Geographies: Our consumer-focused sales and marketing model, anchored by our direct channel, has allowed us to rapidly expand into new geographies, as evidenced by our track record of successfully launching our products outside the United States. We intend to grow our international presence by leveraging our experience to expand into new geographies with demographics that offer the potential for significant demand for our products.

Drive Product Innovation: We will continue to create new products and improve existing ones by leveraging our proven technology platforms. We anticipate introducing our Skin Rejuvenating Laser outside of the United States in the second half of 2012, and will continue to develop other light-based skincare products to provide consumers with a comprehensive and complementary portfolio of topical skincare solutions.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision, as our failure to adequately manage these risks may significantly harm our business. These risks are discussed more fully under the caption “Risk Factors,” and include but are not limited to the following:

•	We are currently dependent upon the success of our lead product, the Hair Removal Laser;

•

We are involved in costly and time-consuming intellectual property litigation with Palomar Medical Technologies relating to our leading Hair Removal Laser product. An unfavorable outcome in this litigation could require us to pay royalties for a U.S. license, and a judgment could prevent us from selling our Hair Removal Laser product in the United States until the relevant patents expire in 2015;

•	We have a history of net losses, and we may never achieve or maintain profitability;

•	There is significant existing and potential future competition that could prevent us from increasing market penetration;

•	To compete effectively, we must continue to commercialize new products;

•	We are unable to predict whether we will be successful in expanding our existing international operations and establishing operations in new international territories;

•	Our Skin Perfecting Blue Light is in the early stages of commercialization and we are unable to predict if it will achieve significant market adoption; and

•

Our Skin Rejuvenating Laser is under development, and must be cleared by the Food and Drug Administration, or FDA, and international regulatory authorities before it can be sold in the United States and other jurisdictions, as applicable.

Corporate Information

Our principal executive offices are located at 4160 Dublin Blvd., Suite 200, Dublin, CA 94568, and our telephone number at that address is (925) 452-2500. Our corporate website address is www.triabeauty.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus. We were originally incorporated in California in January 2003 under the name SpectraGenics, Inc. We changed our name to Tria Beauty, Inc. in July 2008 and reincorporated in Delaware in August 2010.

References herein to “Tria,” the “company,” “we,” “our” and “us” refer to the operations of Tria Beauty, Inc. and its consolidated subsidiaries unless otherwise specified.

“Tria”, “Tria Beauty” and “See Beauty in a New Light” are our trademarks appearing in this prospectus. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of their respective owners.

THE OFFERING

Common stock offered by us	shares

Total common stock to be outstanding after this offering	shares

Use of proceeds

We intend to use the net proceeds received by us from this offering for sales and marketing initiatives, to support our research and development activities, to repay our outstanding indebtedness and for working capital and general corporate purposes. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	TRIA

The number of shares of common stock that will be outstanding after this offering is based on 96,985,971 shares outstanding as of March 31, 2012, and excludes:

•

13,508,669 shares issuable upon the exercise of options outstanding as of March 31, 2012 under our 2004 Stock Incentive Plan, or our 2004 Plan, at a weighted average exercise price of approximately $0.32 per share;

•	shares reserved for issuance under our 2012 Equity Incentive Plan, or our 2012 Plan, which includes those shares reserved but unissued under our 2004 Plan at the completion of this offering and;

•	the exercise of (i) warrants to purchase 201,429 shares of our common stock and (ii) warrants to purchase 884,541 shares of our series CC preferred stock.

Except as otherwise indicated, all information in this prospectus assumes:

•	a reverse stock split of for of our shares of outstanding common stock to be effected prior to the completion of this offering;

•	the underwriters will not exercise their over-allotment option;

•	no exercise of warrants to purchase 201,429 shares of our common stock;

•

the conversion of all outstanding shares of our redeemable convertible preferred stock into 91,602,072 shares of our common stock prior to completion of this offering (not including the exercise and conversion of all warrants to purchase 884,541 shares of our series CC preferred stock) and;

•	the effectiveness of our amended and restated certificate of incorporation prior to completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our historical financial data. You should read this information in conjunction with our consolidated financial statements, the related notes to these financial statements and the information under the captions “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The consolidated statement of operations for the years ended December 31, 2009, 2010 and 2011 were derived from our audited financial statements data appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year.

	Year Ended December 31,
	2009	2010	2011
(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales	$19,417	$27,140	$45,049
Cost of goods sold	9,621	14,109	22,533

Gross profit	9,796	13,031	22,516
Operating expenses:
Sales and marketing	9,005	19,863	32,256
Research and development	8,253	9,381	9,341
General and administrative	5,583	9,792	14,867

Total operating expenses	22,841	39,036	56,464

Loss from operations	(13,045)	(26,005)	(33,948)
Other income (expense):
Interest income	386	50	46
Interest expense	(1)	(7)	(601)
Change in fair value of warrant liability	—	—	(252)
Foreign exchange gain (loss)	372	366	(38)

Loss before provision for income taxes	(12,288)	(25,596)	(34,793)
Provision for income taxes	(91)	(23)	(44)

Net loss	(12,379)	(25,619)	(34,837)

Adjustment to net loss resulting from preferred stock modification and extinguishment	—	982	—

Net loss attributable to common stockholders	$(12,379)	$(24,637)	$(34,837)

Net loss per share attributable to common stockholders - basic and diluted	$(3.70)	$(6.26)	$(6.52)

Weighted-average shares of common stock used in computing net loss attributable to common stockholders - basic and diluted(1)	3,345	3,933	5,342

Pro forma net loss per share attributable to common stockholders - basic and diluted (unaudited)(1)			$(0.43)

Weighted-average shares of common stock used in computing the pro forma net loss attributable to common stockholders - basic and diluted (unaudited)(1)			81,042

	As of December 31, 2011
	Actual	Pro Forma(2)	Pro forma, as adjusted(3)
Consolidated Balance Sheet Data:	(unaudited)
Cash and cash equivalents	$14,972	$14,972
Short-term investments	—	—
Working capital	13,520	13,520
Total assets	31,470	31,470
Notes payable, including current portion	7,213	7,213
Redeemable convertible preferred stock	109,540	—
Total stockholders’ equity (deficit)	$(98,734)	$10,806

(1)

See Notes 2 and 15 to our financial statements for an explanation of the calculations of our basic and diluted net loss per share of common stock attributable to common stockholders and pro forma net loss per share of common stock attributable to common stockholders.

(2)	The pro forma column reflects the assumed conversion of all outstanding shares of redeemable convertible preferred stock into 91,602,072 shares of common stock prior to completion of this offering.

(3)

On a pro forma, as adjusted basis to reflect the adjustment described in (2) above and the receipt of the estimated net proceeds from the sale of             shares of common stock offered by us at an assumed initial public offering price of $         per share, the mid-point of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information contained in this prospectus before deciding whether to purchase our stock. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in the prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock.

Risks Related to Our Business

We are currently dependent upon the success of our lead product, the Hair Removal Laser.

We have historically derived substantially all of our sales from the sale of our Hair Removal Laser, which was our only product until we launched the Skin Perfecting Blue Light in 2010. We anticipate that the Hair Removal Laser will be our primary source of sales and growth for the foreseeable future. To increase our sales, our Hair Removal Laser must continue to gain recognition and adoption by consumers. We do not know if our product will be successful over the long term because market acceptance may be hindered if consumers are not presented with compelling reasons to choose the Hair Removal Laser over alternative products and treatments. For example, alternative products and treatments may have perceived advantages compared to our product in terms of price, convenience, safety and effectiveness. In addition, demand for the Hair Removal Laser may decline or may not increase as quickly as we expect and the market for at-home light-based hair removal devices may not continue to grow as we anticipate. Furthermore, our geographic expansion will be limited, since our Hair Removal Laser is only intended for treatment on parts of the body below the neck by individuals with light-to-medium skin tones and brown or black hair color, as laser hair removal is not effective on individuals with light, red or gray hair colors and our device may cause damage to individuals with darker skin tones. Failure of the Hair Removal Laser to significantly increase its penetration of current or new markets would negatively impact our business, financial condition and results of operations.

We are also involved in intellectual property litigation with Palomar Medical Technologies regarding technology incorporated into our Hair Removal Laser. If we were not to prevail in the litigation, we could have to pay damages for past sales of the Hair Removal Laser and we could be required to pay royalties for, or be enjoined from, future U.S. sales of the Hair Removal Laser through the expiration of the relevant patents in 2015. For a full discussion of the Palomar litigation and the associated risks, see “We are involved in costly and time-consuming intellectual property litigation with Palomar Medical Technologies relating to our leading Hair Removal Laser product. An unfavorable outcome in this litigation could require us to pay royalties for a U.S. license, and a judgment could prevent us from selling our Hair Removal Laser product in the United States until the relevant patents expire,” below.

We have a history of net losses, and we may never achieve or maintain profitability.

We have incurred significant net losses since our inception, including net losses of approximately $12.4 million in 2009, $25.6 million in 2010 and $34.8 million in 2011. At December 31, 2011, we had an accumulated deficit of approximately $101.8 million. We have financed our operations primarily through debt financing and private placements of equity securities. We expect our operating expenses to increase, primarily due to growth in our worldwide sales and marketing efforts in support of our current and future products. We cannot assure you that we will be able to achieve or sustain profitability even if we are able to generate significant sales growth. Our failure to achieve and sustain profitability would negatively impact the market price of our common stock and require us to seek additional funding, which may not be available to us on terms acceptable to us or at all.

Our recent sales growth rate may not be sustainable, which could negatively affect our stock price, financial condition and results of operations.

Our sales have grown rapidly, increasing from $9.8 million in 2008 to $45.0 million in 2011, representing a compound annual growth rate of 66%. We may not be able to sustain our recent growth rate in future periods and you should not rely on the sales growth of any prior quarterly or annual periods as an indication of our future performance. If our future growth fails to meet our expectations, it could have a negative effect on our stock price, our financial condition and our results of operations.

We have a limited operating history, and we expect our financial condition and operating results to fluctuate on a seasonal, quarterly and annual basis in potentially unpredictable ways.

We have a limited history of operations upon which you can evaluate our business. Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. Factors relating to our business that may contribute to quarterly and annual fluctuations include the following factors, as well as other factors described elsewhere in this prospectus:

•	the rate of market adoption of the Hair Removal Laser and the Skin Perfecting Blue Light;

•	the receipt and timing of regulatory approval for, and our ability to successfully introduce, our Skin Rejuvenating Laser;

•	the success of competitors’ products that are now available or that may become commercially available in the future;

•	the effectiveness of promotional and marketing campaigns conducted by us or our competitors;

•	the success of international expansion efforts by us or our competitors;

•	positive or negative media coverage of our products, our competitors’ products or our industry;

•	seasonal variations in demand; and

•	changes in general economic conditions and the related impact on discretionary spending on aesthetic products.

We may be unable to reduce our expenditures in a timely manner to compensate for any unexpected shortfall in sales. Accordingly, a significant shortfall in demand for our products could have an immediate and material adverse effect on our business, results of operations and financial condition. Due to the various factors mentioned above, and others, the results of any prior quarterly or annual periods, or guidance regarding expectations of future results, should not be relied upon as an indication of our future operating performance.

Our Skin Perfecting Blue Light is in the early stages of commercialization, and we are unable to predict if it will achieve significant market adoption.

We launched our Skin Perfecting Blue Light in 2010 and it remains in the early stages of commercialization. Our ability to significantly increase market adoption will depend upon a number of factors, including:

•	the success of our sales and marketing efforts worldwide, including our physician-dispensed program;

•	the demonstrated safety and effectiveness of the Skin Perfecting Blue Light;

•	the acceptance of our Skin Perfecting Blue Light in markets outside of the United States; and

•	the perceived advantages and disadvantages of the Skin Perfecting Blue Light compared to other acne treatments.

If our Skin Perfecting Blue Light fails to achieve significant market adoption, our business, financial condition and results of operations would be negatively impacted.

Our Skin Rejuvenating Laser is under development, and must be cleared by the FDA and international regulatory authorities before it can be sold in the United States and other jurisdictions, as applicable.

We expect our Skin Rejuvenating Laser, for which we plan to market outside the United States in the second half of 2012 and to seek FDA 510(k) clearance in 2012, to become a significant contributor to our future sales. The Skin Rejuvenating Laser is still under development and there remain significant challenges to address before it can be commercialized, including:

•	producing compelling clinical data on safety and effectiveness;

•	obtaining FDA 510(k) and other regulatory clearances, including clearances to sell the product without requiring a prescription;

•	obtaining regulatory approval or clearance in other jurisdictions in which we plan to sell the product;

•	protecting the Skin Rejuvenating Laser with intellectual property rights;

•	partnering, as necessary, with suppliers; and

•	manufacturing consistently within our specifications and in accordance with the FDA’s Quality System Regulations.

Even if we are able to overcome these challenges, we cannot assure you that our commercialization of our Skin Rejuvenating Laser will be successful. For example, we may be unable to convince potential customers that the Skin Rejuvenating Laser represents a compelling alternative to competing products or procedures. Our planned commercialization of the Skin Rejuvenating Laser could significantly miss our expectations or not happen at all, causing a material adverse effect on our future financial performance.

If our clinical studies do not provide consumers with compelling support of the safety and effectiveness of our products, our reputation and the growth prospects of our business could be harmed.

We believe that our ability to demonstrate the clinically-proven safety and effectiveness of our products is an important competitive strength that contributes to our success and is important to our future growth prospects. Our past clinical studies have generally involved testing on a relatively small number of treated subjects (ranging from 21 subjects for the smallest study up to 121 subjects for the largest study). Even where such studies demonstrate statistically significant results, studies with small sample sizes may be viewed as inherently less predictive of individual results than larger studies. Additionally, our clinical studies involve the use of our products under trained supervision and pursuant to our specifications, which may lead to better results than self-directed use by consumers.

Our Skin Rejuvenating Laser is a product under development and we cannot predict whether future clinical studies will provide results that will be supportive of FDA approval for the device or for one or more of our intended indications. Even if approved, data from such studies may not drive consumer adoption of the product. To the extent the results of our clinical studies fail to provide compelling results, our ability to convince consumers of the safety and effectiveness of our products may be diminished, harming our future growth prospects.

The success of our business is largely dependent upon the growth of the at-home light-based skincare device market, which is still small compared to the overall size of the skincare market.

Our business plan is targeted at the emerging at-home light-based skincare device market and our products have been designed to address this market. While we believe that our products enhance the growth potential of this market, we believe that other manufacturers’ failure to put their devices through rigorous clinical testing and comply with FDA-clearance requirements may be detrimental to market growth. If consumers do not view at-home light-based hair removal, acne treatment and anti-aging devices as compelling alternatives to other OTC products or professional treatments, our market may not grow as we anticipate. If at-home light-based devices fail to be adopted at the rate we expect, our anticipated growth will be adversely affected and our results will suffer.

Negative perception of our products, even if unfounded, may inhibit adoption.

There are many professional and OTC alternatives for hair removal and acne and anti-aging treatments. Consumers, and to a lesser extent, medical professionals, must believe that our products present an attractive alternative to existing treatments before they use our products or recommend our products to others. Their perceptions of our products may be influenced by negative reviews and comments regarding the safety or effectiveness of our products, even if those reviews and comments are unfounded or based upon a failure to comply with recommended treatment instructions. Additionally, our reputation may be indirectly adversely affected by competitors’ products that advertise similar capabilities but are unsafe or ineffective and/or negative reviews and comments regarding the safety and effectiveness of those products.

Our future success depends upon customers having a positive experience with our products to generate repeat business and word-of-mouth referrals. Results obtained from use of our products are subjective, may be subtle and may not meet customers’ expectations. If customers are not satisfied with our products or feel that our products are too expensive for the results obtained, our reputation and future sales will suffer.

Our media spending might not result in increased net sales or generate the levels of product and brand name awareness we desire, and we might not be able to increase our net sales at the same rate as we increase our advertising expenditures.

Our future growth and profitability will depend, in part, on the effectiveness and efficiency of our marketing and media spending, including our ability to:

•	create greater awareness of our products and brand name;

•	determine the appropriate marketing message and media mix for future expenditures;

•	effectively manage advertising costs, including marketing and media costs, to maintain acceptable costs per sale and operating margins; and

•	successfully adapt to new marketing strategies in response to changing customer preferences.

For example, we depend on infomercials as a significant method for marketing and selling our products. To the extent that sales resulting from our infomercials decrease or if there is a marked increase in the price we pay for our media time, the cost-effectiveness for such infomercials will decrease. If our infomercials are broadcast during times when our target customer viewership is low, or our infomercials fall out of favor with our targeted customer base, this could also result in a decrease of the cost-effectiveness of such broadcasts, which could cause our results of operations to suffer.

We rely on our direct distribution channel to sell a vast majority of our products.

We sell a vast majority of our products through our direct distribution channel, including our e-commerce websites, e-commerce affiliates and infomercials. See “Business—Distribution Channels.” Utilizing a direct distribution channel to sell the majority of our products requires us to be able to attract consumers to our brand, as we are not able to rely on the reputation of established retail partners, such as Bloomingdale’s, to drive sales through this channel. Moreover, as we expand geographically, we must establish our brand in each location. Establishing our brand requires that we understand our foreign consumers and employ marketing messages that will be effective in encouraging such consumers to purchase our products. In each country in which we operate, there are retail stores and competitors with broader name recognition and that have more experience in attracting consumers than we do. Using a direct distribution model can therefore put us at a disadvantage relative to other companies that do not rely on direct distribution as heavily as we do until we are able to effectively establish our brand within each location in which we sell our products.

In addition, our reliance on the direct distribution channel also subjects us to many risks, including risks related to service interruption or suspension of our websites and unsatisfactory performance of our affiliated websites, as well as risks related to the imposition of tax on internet sales if we increase the number of jurisdictions we have a legal nexus to and the potential deterioration of our relationship with our affiliated websites (and negative reviews of our products thereon). Because we are not involved in the operation of our affiliated websites, we cannot control the technical performance of the websites or the consumer experience. We also lack an effective mechanism to respond to any negative reviews of our products thereon and to communicate with and educate the customers using the websites. Any or a combination of the above risks could materially and adversely affect our business and results of operations.

Failure to maintain and grow existing retail partner relationships and to establish new ones could materially harm our business.

Our marketing strategy involves certain third-party retailer relationships. There are a number of risks inherent in establishing this as an effective channel of distribution, including:

•	there are no contractual commitments to sell our products, or to place future orders;

•	retailers may permit product returns beyond the time provided in our own return policy, which would increase returns as a percentage of sales;

•	we may get poor product placement, or store set-up and design;

•	the retailer may not effectively attract our target customer demographic; and

•	retailers may decide to carry directly competitive products and recommend those products over ours.

If we are unable to maintain and expand effective retail partner relationships, our financial condition and our expansion efforts could be materially harmed.

We are unable to predict whether we will be successful in expanding our existing international operations and establishing operations in new international territories.

Our business success depends, in part, on our ability to grow our business in existing international geographies in which we market and sell our products, as well as to expand into new geographies. In 2010 and 2011, a declining percentage of 55% and 35%, respectively, of our net sales came from outside of North America. As part of our growth strategy, we plan to expand our international operations. Such expansion will make us susceptible to risks associated with international operations, including:

•	staffing and managing our foreign operations;

•	penetrating markets in which our competitors’ products are more established;

•	identifying demographics that suggest potential meaningful demand may exist for our products;

•	understanding consumer preferences, which often differ among cultures;

•	complying with laws and regulations that differ from country to country, including obtaining and maintaining necessary registrations, certificates and permits;

•	protecting our intellectual property rights;

•	identifying, and maintaining relationships with, effective retail partners within each geography;

•	exposing ourselves to fluctuating foreign currency exchange rates;

•	facing lengthy payment cycles and difficulty in collecting accounts receivable;

•	clearing customs and experiencing shipping delays; and

•	encountering political and economic instability.

Addressing these risks could require us to expend significant resources, and if we are unsuccessful at finding a solution, we could underperform on our international expansion efforts and our sales or profitability may be harmed.

Additionally, our ability to grow sales of our Hair Removal Laser internationally may be limited in certain countries, because the product is not effective on individuals with light, red or grey hair color and may cause damage to individuals with darker skin tones.

There is significant existing and potential future competition that could prevent us from increasing market penetration.

We primarily compete against three categories of companies: those that sell premium positioned cosmetic OTC skincare products, such as Murad; those that provide capital equipment for office-based aesthetic procedures, such as Lumenis; and those that provide at-home light-based skincare devices, such as HomeSkinovations. Competing with other companies could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations. Additional competitors are also likely to enter the market in the future. Our ability to compete effectively depends upon our success in distinguishing our company and our products from our competitors and their products, and includes such factors as:

•	product performance;

•	brand reputation;

•	product pricing;

•	intellectual property protection;

•	quality of customer support;

•	success and timing of new product development and introductions;

•	development of successful distribution channels, both domestically and internationally; and

•	effectiveness of marketing efforts.

If our competitors’ products are perceived to offer benefits that are equivalent to or better than the ones our products offer, demand for, and sales of, our products could be harmed. We expect that competitive pressures may, over time, result in price reductions and reduced margins for our products. Conversely, if competitors’ products or competitors’ advertising generate negative goodwill with consumers, that could also negatively affect demand for, and sales of, our products.

Although we believe our expertise in designing and marketing consumer-focused products, as well as our rigorous scientific approach and focus on regulatory approvals, differentiate us from many of our competitors, some of our competitors may have more established products and customer relationships as well as better protected intellectual property rights than we have, which could inhibit our market penetration efforts. In addition, some of our current and potential competitors have significantly greater financial, research and development, manufacturing and sales and marketing resources than we have. These competitors could utilize their greater financial resources to acquire or develop new technologies or products that could compete directly against our product lines. We cannot guarantee that our competitors will not pursue this opportunity or that, if they try, they will not be successful.

To compete effectively, we must continue to develop new products and improve our existing products.

Our industry is subject to intense competition. Product introductions and technological developments are expected to continue at a rapid pace. Our current and future competitors will introduce new products or new formulations of existing products that will result in near-term and long-term increased competition. While we attempt to protect our products through patents and other intellectual property rights, there are few barriers of entry that would prevent new entrants or existing competitors from developing products that would compete directly with ours. We believe that our success partially depends upon our ability to develop and commercialize new products that appeal to changing customer tastes and preferences. Consequently, our business strategy is based, in part, on our expectation that we will continue to make novel product introductions and improvements or acquire new products that we can sell to new and existing customers. If we are unable to innovate successfully, our products could become obsolete and our sales will decline as our customers purchase our competitors’ products.

We are involved in trade disputes with competitors, which are costly and could impact the marketing claims that we can make in the future.

Our market includes competitors that, we believe, engage in unfair competition by, among other things, making false and misleading claims in advertising regarding their products. We have in the past taken, and may in the future take, action against competitors for such unfair competition. For example, we are currently engaged in litigation with Radiancy, in which we seek injunctive and monetary remedies for, among other things, Radiancy’s false and misleading advertising of its no!no! Hair and no!no! Skin products. Radiancy, in response, has asserted counterclaims against us, seeking injunctive relief and damages arising from our advertising of our Hair Removal Laser and Skin Perfecting Blue Light. See “Business—Legal Proceedings.” Our ability to make marketing claims for our products and our competitive position could be weakened as a result of an adverse ruling with respect to either our injunctive claims against Radiancy or Radiancy’s injunctive counterclaims against us, and if Radiancy were to prevail on its damages counterclaims, we would be required to pay money damages to Radiancy. Whether or not we are successful in this lawsuit, this litigation consumes substantial financial resources and diverts management’s attention away from business functions.

We are currently dependent on a single contract manufacturer to produce our Hair Removal Laser, which exposes us to risks including disruption in our operations.

We currently manufacture our Hair Removal Laser through one third-party manufacturer, Flextronics Sales and Marketing, or Flextronics. Our contract with Flextronics allows Flextronics to terminate the agreement and stop manufacturing our Hair Removal Laser at any time and for any reason upon 180 days’ notice to us. Moreover, Flextronics manufactures our Hair Removal Laser at one location in southern China. China-based manufacturing has been known to involve potential heightened risk of infringement of intellectual property rights and the resulting production of counterfeit products that are sold on the black market, undermining sales of legitimate products. Additionally, if our supply of product from Flextronics were terminated or interrupted, or if Flextronics were unable to meet our delivery requirements due to capacity limitations, manufacturing errors, delays, adverse regulatory actions, or other constraints, we could be unable to fulfill customer orders in a timely manner. Additionally, identifying and qualifying alternative manufacturers could be an expensive and time-consuming process and may result in an increase in our cost of goods sold. Any new manufacturer may also not perform to our expectations or produce quality products in a timely manner, which may result in damage to our brand reputation caused by defective components or delays in production and may also result in increased cost of our warranty program on account of defects in products manufactured by such manufacturers. There can be no assurance that we will be able to identify and qualify acceptable alternative manufacturers on a timely basis.

Our contract with Flextronics provides that Flextronics may reject any of our purchase orders that would extend Flextronics’s liability beyond our approved credit limit. Our credit limit with Flextronics may be adjusted higher or lower in Flextronics’s sole discretion for any reason, including based on Flextronics’s views about the riskiness of extending credit to us based on our cash flows, assets or our ability to pay all invoices from Flextronics within 30 days as required by our contract. If Flextronics chooses to lower our credit limit, this would hamper our ability to fulfill customer orders. Additionally, if customer demand for our products increases and Flextronics does not raise our credit limit, this could have an adverse effect on our ability to fulfill customer orders.

Our manufacturing operations, and those of our contract manufacturer, are dependent upon third-party suppliers, making us vulnerable to supply shortages and price fluctuations that could harm our business.

Certain of the components used in our products are currently manufactured by a single supplier or limited number of suppliers. In many of these cases, we and our manufacturers have not yet qualified alternate suppliers and rely upon purchase orders rather than long-term supply agreements. A supply interruption or an increase in demand beyond our current suppliers’ capabilities could harm our and our manufacturer’s ability to manufacture our Hair Removal Laser and our Skin Perfecting Blue Light until new sources of supply are identified and qualified. Our reliance on these suppliers subjects us to a number of risks that could harm our business, including:

•	interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;

•	price fluctuations due to a lack of long-term supply arrangements for key components with our suppliers, or other reasons;

•	difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;

•	production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;

•	delay in delivery due to our suppliers prioritizing other customer orders over ours;

•	damage to our brand reputation caused by defective components produced by our suppliers; and

•	increased cost of our warranty program due to product repair or replacement based upon defects in components produced by our suppliers.

The occurrence of any one or more of the foregoing could materially harm our business.

We forecast sales to determine requirements for our products and components and materials used in our products and, if our forecasts are incorrect, we may experience either delays in shipments or increased inventory costs.

We arrange for the manufacture of our products by third parties on a purchase order basis. With respect to products produced directly, we keep limited materials and components on hand. To manage our manufacturing operations and the manufacturing operations of our third-party manufacturer, we forecast product orders and material requirements to predict our inventory needs up to twelve months in advance and enter into purchase orders on the basis of these requirements. Our limited historical experience may not provide us with enough data to accurately predict future demand. If our business expands, our demand for products and components and materials would increase and our manufacturers and suppliers may be unable to meet our demand. If we overestimate our product and component and material requirements, we will have excess inventory, which would increase our expenses. If we underestimate our product and component and material requirements, we may have inadequate inventory, which could interrupt, delay or prevent delivery of our products to our customers. Any of these occurrences would negatively affect our financial performance and the level of satisfaction our customers have with our business.

We are dependent on third parties for the fulfillment of product orders, which exposes us to inventory and order processing risks.

We depend on several third-party logistics providers, including RHIEM Services GmbH, Kintetsu World Express, Landmark Global and DisCopyLabs for fulfillment of customer orders. If any of these logistics providers were to terminate its relationship with us before we are able to arrange for a suitable replacement, we might have to temporarily take over or suspend fulfillment duties and could experience delays in packing and shipping products to our customers, which could harm our business. Additionally, a natural disaster or other catastrophic event at one of our fulfillment locations could cause interruptions or delays in our business and loss of inventory and could render us unable to accept or fulfill customer orders in a timely manner.

Misuse of our products, failure to follow instructions for use of our products or product defects could harm the user, result in ineffective treatment, increase our warranty costs and subject us to product liability claims, which could harm our reputation and our business.

Our Hair Removal Laser and Skin Perfecting Blue Light are medical devices designed for at-home use by consumers. If consumers fail to understand or follow the instructions for use, they could be unsatisfied with the effectiveness of our product or they could be injured. Injury could also result if our products are defectively manufactured. Product liability lawsuits can be expensive and time consuming. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, harm our reputation in the industry, cause regulatory scrutiny and reduce product sales. We currently have product liability coverage in amounts that we believe are adequate but we may not have, or may not be able to obtain, insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Product liability judgments in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and reducing our operating results. In addition, we provide a full replacement warranty that our products are free of defects and provide a full refund as part of our money-back guarantee program. Product defects, therefore, could increase our warranty costs and harm our business.

The terms of our debt financing facility may restrict our ability to engage in certain transactions.

In January 2012, we entered into a loan and security agreement with MidCap Financial, or Midcap, Silicon Valley Bank and General Electric Capital. Pursuant to the terms of the loan and security agreement, subject to certain exceptions, we cannot engage in certain transactions, unless certain conditions are met or unless we receive the prior approval of lenders holding more than 75% of the aggregate principal of the loans, including the approval of Midcap. Such transactions include:

•	disposing of our business or certain assets;

•	changing our business, management, ownership or business locations;

•	incurring additional debt or liens or making payments on other debt;

•	making certain investments and declaring dividends;

•	acquiring or merging with another entity in excess of an allowable amount;

•	engaging in transactions with affiliates; or

•	encumbering intellectual property.

If the requisite lenders do not consent to any of these actions that we desire to take, we could be prohibited from engaging in transactions that could be beneficial to our business and our stockholders unless we were to repay the loans, which may not be desirable or possible. Our loan and security agreement is secured by a pledge of substantially all of our assets except for intellectual property. If we were to default under our loan and security agreement and were unable to obtain a waiver for such a default, Midcap would have a right to foreclose on these assets in order to satisfy our obligations under the loan and security agreement. In addition, Midcap would have the right to accelerate the debt and terminate all commitments under the loan and security agreement. Any such action on the part of Midcap against us could have a materially adverse impact on our business, financial condition and results of operations. We may voluntarily repay all or any portion of the term loans upon notice to each lender and payment of a prepayment fee.

We face risks associated with currency exchange rate fluctuations, which could adversely affect our operating results.

Internationally, a portion of our sales received and expenses paid are denominated in currencies other than the United States dollar, such as the Japanese Yen, Korean Won, British pound sterling, Canadian dollar and euro. As part of our growth strategy, we plan to expand our international operations. As a result, we may in the future be at an increased risk for exchange rate fluctuations between foreign currencies and the United States dollar, which could affect our results of operations. We attempt to limit our exposure by paying our operating expenses incurred in foreign jurisdictions with sales received in the applicable currency, but if we do not have enough local currency to pay all our expenses in that currency, we are exposed to currency exchange rate risk with respect to those expenses. We are also exposed to exchange rate risk with respect to our profits earned in foreign currency. Even if we were to implement hedging strategies to mitigate foreign currency risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time, external costs to implement the strategies and potential accounting implications.

The loss of one or more of our key employees, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

We depend on the continued service and performance of our key employees, including Kevin J. Appelbaum, our president and chief executive officer. We maintain key man insurance on Mr. Appelbaum, but not on any of our other officers or key employees. We also do not have long-term employment agreements with any of our officers or key employees. The loss of key members of our executive management team, as well as general managers of our foreign offices, could disrupt our operations and have an adverse effect on our ability to grow our business. In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these employees is intense, and we may not be successful in attracting and retaining qualified personnel. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we fail to attract new personnel, or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

We may need to raise additional funds in the future, and such funds may not be available on a timely basis, on acceptable terms or at all.

Until such time, if ever, as we can obtain and maintain profitability from sales of our products, we will be required to finance our operations with our cash resources. We may need to raise additional funds in the future to support our operations. We cannot be certain that additional capital will be available as needed or on acceptable terms. If we raise additional funds through the issuance of equity or convertible securities, the percentage ownership of holders of our common stock could be significantly diluted and these newly issued securities may have rights, preferences, or privileges senior to those of holders of our common stock. If we obtain debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, and the terms of the debt securities issued could impose significant restrictions on our operations.

We may be adversely affected by the current economic environment.

Our operating and financial performance may be adversely affected by a variety of factors that influence the general economy in the United States and worldwide. For example, as observed during the recent economic crisis, consumer spending may deteriorate significantly if individual income levels or general consumer confidence decline, unemployment levels rise, interest rates fluctuate, there is uncertainty with respect to taxation and stock market performance or there are widespread concerns regarding political instability, recessionary periods or the potential for inflation. A decline in consumer spending could result in consumers electing to purchase lower-cost products in lieu of purchasing our products or in deferring purchases of aesthetic and skincare products altogether. If any of these circumstances occurs, the market demand for our products and our business and results of operations could be materially and adversely affected.

Our sales may be adversely affected if we are required to charge sales taxes in additional jurisdictions and/or other taxes for our products.

We collect or have imposed upon us sales or other taxes related to the products we sell in certain states and other jurisdictions. Additional states or one or more countries or other jurisdictions may seek to impose sales or other tax collection obligations, tariffs and duties in the future. A successful assertion by any state, country or other jurisdiction in which we do business that we should be collecting sales or other taxes on the sale of our products could, among other things, create significant administrative burdens for us, result in substantial tax liabilities for past sales, discourage customers from purchasing from us or otherwise substantially harm our business and results of operations.

Moreover, we are not currently charging sales tax in jurisdictions in which we do not have a legal nexus. With the increase in online sales of products throughout the world, there has been an effort to expand laws and regulations related to the imposition of sales tax on internet sales. The increased imposition of a tax on internet sales could discourage customers from purchasing our products and harm our business and results of operations.

Our information technology infrastructure is vulnerable to damage and interruption, which could harm our business.

Our ability to fulfill orders successfully is dependent on the efficient and uninterrupted operation of our computer and communications hardware and software systems, as well as those of our supply chain partners. Our primary computer systems and operations, which are located at a co-location facility, and our corporate headquarters, both in Dublin, California, are vulnerable to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events (such as earthquakes) and errors in usage by our employees and customers. Systems integration issues are complex, time consuming and expensive.

We outsource the hosting of our websites. Any significant interruption in the availability or functionality of our website or our sales processing, distribution or communications systems, for any reason, could seriously harm our business, prospects, financial condition and results of operations.

Any acquisitions that we make could disrupt our business and harm our financial condition.

We expect to evaluate potential strategic acquisitions of complementary businesses, products or technologies from time to time. We may also consider joint ventures and other collaborative projects. We may not be able to identify appropriate acquisition candidates or strategic partners, or successfully negotiate, finance or integrate acquisitions of any businesses, products or technologies. Furthermore, the integration of any acquisition and management of any collaborative project may divert management’s time and resources from our core business and disrupt our operations. If we decide to expand our product offerings beyond our current products, we may spend time and money on projects that do not increase our sales. Any cash acquisition we pursue would diminish the cash available to us for other uses, and any stock acquisition would dilute our stockholders’ ownership. While we from time to time evaluate potential collaborative projects and acquisitions of businesses, products and technologies, and anticipate continuing to make these evaluations, we have no present understandings, commitments or agreements with respect to any future acquisitions or collaborative projects.

Our ability to use our net operating loss carryforwards may be limited.

Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards to offset its post-change taxable income may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by certain “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We may have experienced an ownership change in the past and may experience ownership changes in the future as a result of this issuance or future transactions in our stock, some of which may be outside our control. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset United States federal and state taxable income may be subject to limitations.

Risks Related to Our Intellectual Property

We are involved in costly and time-consuming intellectual property litigation with Palomar Medical Technologies relating to our leading Hair Removal Laser product. An outcome in this litigation could require us to pay royalties for a U.S. license, and a judgment could prevent us from selling our Hair Removal Laser product in the United States until the relevant patents expire in 2015.

We are currently defending a patent infringement lawsuit filed on June 24, 2009 by Palomar Medical Technologies, or Palomar, in the United States District Court for the District of Massachusetts. In the lawsuit, Palomar alleges that the manufacture, import, sale and use of our Hair Removal Laser infringes two United States patents that it licenses: U.S. Patent Nos. 5,735,844, entitled “Hair Removal Using Optical Pulses,” and 5,595,568, entitled “Permanent Hair Removal Using Optical Pulses.” Palomar seeks both monetary damages for our past sales of the Hair Removal Laser and injunctive relief to stop us from selling the Hair Removal Laser. Fact discovery is essentially completed and expert discovery is ongoing. As of the date of this prospectus, no trial date has been set, though summary judgment briefing is scheduled to be completed in December 2012.

In our answers to Palomar’s lawsuit, we raised a number of defenses, including that Palomar’s patents are invalid and unenforceable, and that the use, import, manufacture and sale of the Hair Removal Laser does not infringe Palomar’s patents. While we are vigorously contesting Palomar’s allegations, intellectual property litigation is complex and outcomes cannot reasonably be predicted, including not only the likelihood of winning or losing, but also the remedies that might ultimately be granted by a court. If we lose the litigation, we may be ordered to pay compensatory damages and enhanced damages of up to three times the amount of actual damages. Compensatory damages may be measured by Palomar’s lost profits and/or reasonable royalty payments for past and future U.S. sale and manufacture of the Hair Removal Laser through the expiration of the relevant patents in 2015. Furthermore, we could be enjoined from making, using, importing or selling our Hair Removal Laser in the United States through the expiration of the patents in 2015. Alternatively, if we and Palomar agree to settle this litigation, we may still have to pay significant damages and a royalty on future sales through the expiration of the patents.

An adverse outcome in this lawsuit could materially hurt our business, financial condition, results of operations and cash flows. This litigation has been and will continue to be expensive and protracted, and our intellectual property position may be weakened as a result of an adverse ruling. Whether or not we are successful in this dispute, this litigation consumes substantial amounts of our financial resources and diverts management’s attention away from our core business. For additional discussion, see “Business—Legal Proceedings.”

Because of our reliance on proprietary technology within our products, we are dependent on our ability to operate without infringing or misappropriating the property rights of others.

There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. While we attempt to ensure that our products do not infringe other parties’ patents, patent applications and proprietary rights, our competitors may assert that our products or processes may infringe their patent or other intellectual property rights. Although we may seek to obtain a license or other agreement under a third party’s intellectual property rights to avoid or bring an end to certain claims or actions asserted against us, we may not be able to obtain such an agreement on reasonable terms or at all. If we are not successful in obtaining a license or redesigning our products when necessary, we may have to stop manufacturing and marketing our products and our product sales and profitability could suffer as a result.

Also, with respect to our current products or processes, we may be inadvertently infringing one or more third-party patents. As we expand into new markets and as new competitors emerge, the possibility of a patent infringement claim against us, in-licensing costs and research and development expense, may increase. We are aware of published U.S. patent applications that may issue into U.S. patents that might cover certain aspects of our current or future products. In addition, because patent applications often remain confidential for 18 months or more after filing and can take many years to issue into patents, there may now or in the future be relevant pending patent applications of which we are unaware. If any of these applications issues as a patent, its owner might initiate patent litigation against us or demand that we obtain a patent license that may significantly affect the profitability or financial feasibility of any products covered by the license. Any patent litigation, regardless of merit, could be expensive and time consuming and divert our management’s attention from our core business. Further, if we were to lose such litigation, a court could require us to pay substantial damages or royalties and prohibit us from using technologies essential to our current or future products. Alternatively, a license to any such patent may not be available at all or may only be available on terms that would place significant constraints on our manufacture and sale of our products. In addition, design changes to our current or future products to avoid such licensing or litigation may add significant development and/or manufacturing costs, thus affecting the profitability or financial feasibility of such products.

Intellectual property rights may not provide adequate protection for some or all of our products, which may permit third parties to compete against us.

We rely and expect to continue to rely on patent, copyright, trade secret and trademark laws, as well as confidentiality agreements, to protect our technology and products. As of March 31, 2012, in the United States we had six issued patents, 12 published patent applications and a number of unpublished patent applications (including provisional patent applications), and internationally we had five issued patents, 11 published patent applications and four unpublished patent applications relating to our current products and products under development. Some of the components of our products are not, and in the future may not, be protected by patents. Additionally, our patent applications may not result in the issuance of patents or, if issued, may not issue in a form that will be advantageous to us. Any patents we obtain may be challenged, construed narrowly, invalidated or legally circumvented by third parties. Many of our trademarks contain words or terms having a common usage and, as a result, may not be protectable under applicable law. Because of this concern, we have elected not to file applications with respect to certain of our trademarks, and some of our trademarks for which we have filed applications may not be protectable, which could restrict our ability to exclude our competitors from using these trademarks.

The limits to our intellectual property protection expose us to a greater risk of direct competition. Competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. In addition, the laws of certain countries in which we develop, manufacture or sell our products may not protect our intellectual property to the same extent as the laws of the United States, and gaining protection for and enforcing our rights in these jurisdictions may be particularly difficult and expensive. Our Hair Removal Laser is manufactured by Flextronics in China. China-

based manufacturing has been known to involve potential heightened risk of infringement of intellectual property rights and the resulting production of counterfeit products that are sold on the black market, undermining the sales of the legitimate product. If our intellectual property is not adequately protected against competitors’ products and methods, our competitive position could be adversely affected, as could our business.

Nondisclosure and assignment agreements with employees and others may not adequately prevent disclosure of trade secrets, know-how and other proprietary information.

A substantial portion of our technologies and intellectual property are protected by trade secret laws. We rely on a combination of patent and other intellectual property laws and nondisclosure and assignment agreements with our employees, consultants and third parties with whom we have relationships to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not be adequate to prevent disclosure of confidential information, third-party infringement or misappropriation. The nondisclosure and assignment agreements may be breached, and we may not have adequate remedies for any breach. We have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers. We could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, others may independently discover our trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Laws regarding trade secret rights in certain markets in which we operate may afford little or no protection to our trade secrets. Parties to our nondisclosure and assignment agreements may breach these agreements, and we may not have adequate remedies for any breach. Also, others may learn of our trade secrets through a variety of methods. Failure to obtain or maintain trade secret protection could adversely affect our business, sales, reputation and competitive position.

Risks Related to Regulation

To introduce new products or to expand our U.S. marketing claims for current products, we may need to obtain additional FDA clearances or approvals, which may not be granted.

Our products are generally subject to 510(k) clearance by the FDA prior to their marketing for commercial use in the United States. In the United States, each of our Hair Removal Laser and our Skin Perfecting Blue Light are indicated for over-the-counter use. Our Hair Removal Laser is indicated for adjunctive use with shaving for hair removal sustained with periodic treatments and intended for permanent reduction in hair regrowth defined as a long-term, stable reduction in hair counts following a treatment regime. Our Skin Perfecting Blue Light is generally indicated to treat dermatological conditions and specifically indicated to treat mild to moderate inflammatory acne vulgaris. These clearances restrict our ability to market or advertise the Hair Removal Laser and the Skin Perfecting Blue Light for other uses. If we want to expand our marketing claims with respect to our Hair Removal Laser or Skin Perfecting Blue Light or make any changes or modifications to these products that could significantly affect product safety or effectiveness, or would constitute a change in either product’s intended use, we may be required to engage in additional clinical trials and submit a new application for 510(k) clearance or possibly a premarket approval application. These processes can be expensive, time consuming and uncertain.

Although developing and promoting new treatment indications and protocols for our Hair Removal Laser and Skin Perfecting Blue Light are elements of our growth strategy, we cannot predict when or if we will receive the FDA clearances required to implement these elements. Delays in receipt of, or failure to obtain, FDA clearances or approvals for any product enhancements or new products we develop would adversely affect our ability to introduce new or enhanced products in a timely manner, limit our ability to promote our products in the United States and result in delayed, or no, realization of sales from such product enhancements or new products. In addition, FDA requirements to obtain additional clinical or non-clinical data in support of such clearances or approvals could result in substantial additional costs that could decrease our profitability. Because we anticipate that sales in the United States will continue to be a significant portion of our business for the foreseeable future, ongoing restrictions on our ability to market the Hair Removal Laser, the Skin Perfecting Blue Light, and any new products we develop in the United States could harm our business and limit our sales growth.

We are also required to continue to comply with applicable FDA and other regulatory requirements once we have obtained marketing clearance for a product. There can be no assurance that we will successfully comply with such regulatory requirements or that we will maintain the FDA marketing clearances that we have received or may receive in the future. Our FDA clearances can be revoked if safety or effectiveness problems develop. Any failure to maintain compliance with FDA and other regulatory requirements could result in public notice of noncompliance, product recalls, government-mandated manufacturing or distribution shutdowns, financial penalties, criminal prosecution, or other harm to our business, financial condition and results of operations.

We may not be able to obtain or maintain international regulatory qualifications or approvals for our current products and products under development, which would harm our geographic expansion efforts and future sales.

Sales of our products outside the United States are subject to foreign regulatory requirements that vary widely from country to country, some of which we may not be fully aware of or which may be subject to changes affecting our ability to sell our products in those jurisdictions. In addition, if we make any modifications to products already approved outside the United States that could significantly affect product safety or effectiveness, or would constitute a change in intended use, then we may be required to submit new applications for foreign regulatory approvals. Complying with international regulatory requirements can be an expensive and time-consuming process, and approval is not certain. The foreign regulatory approval process may include all of the risks associated with obtaining FDA clearance or approval, in addition to other risks. For example, the time required to obtain foreign approvals may exceed the time required for FDA approval, and requirements for such approvals may differ significantly from FDA requirements. Foreign regulatory authorities may not approve our product for the same uses cleared or approved by the FDA. Additionally, we may be unable to maintain existing foreign approvals or obtain such approvals as are required in geographies into which we intend to expand, which would harm our international growth strategy.

We may be subject to significant liability if we promote our products for uses that have not been approved by the FDA or other applicable agencies.

The FDA strictly regulates the promotional claims that may be made about FDA-cleared medical devices. In particular, a device may not be promoted for uses that are not cleared or approved by the FDA. If we are found to have inappropriately marketed our products for off-label uses, we may be subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged promotion of uncleared or unapproved uses. The FDA has also demanded that companies enter into consent decrees of permanent injunction under which specified promotional conduct is prohibited. State Attorneys General also have investigated promotional practices of FDA-regulated products and entered into settlements of allegations that off-label promotional practices violated state consumer protection laws. Similarly, foreign regulatory agencies could take action against us if we are found to have marketed our products for off-label uses.

Regulatory agencies may fail to take action against competitors that illegally market products without obtaining required approvals or clearances.

Achieving regulatory approvals and clearances for medical devices is costly and delays the introduction of new or modified products into the marketplace. In addition, after regulatory agencies approve or clear a medical device for marketing, maintaining ongoing compliance with postmarket medical device regulations requires constant management attention and the devotion of significant operational resources. We believe that a number of companies are marketing medical devices that compete with one or more of our products without the required regulatory approvals or clearances. Although we can bring such matters to the attention of regulatory agencies, those agencies may not take action at all or action may be significantly delayed. Regulatory agencies’ failure to act against competitors that illegally market their products could result in harm to our competitive position and could undermine consumer confidence in our industry in general, affecting our reputation and ability to market our products successfully.

Our failure, and the failure of our contract manufacturer and suppliers, to comply with regulations applicable to the production of medical devices, could harm our business.

Our manufacturing processes and facilities are required to comply with the FDA’s Quality System Regulation, or the QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our devices, as well as similar foreign regulatory requirements including ISO 13495 medical quality system requirements in some cases. The FDA enforces the QSR, and foreign regulators enforce similar requirements, through periodic announced or unannounced inspections of manufacturing facilities. We are subject to such inspections, as well as to inspections by other federal and state regulatory agencies. In addition, the contract manufacturer for our Hair Removal Laser, Flextronics, is required to comply with the QSR and similar foreign requirements, and is also subject to regulatory inspections. We have limited ability to ensure that Flextronics is taking, or any other third-party manufacturers we may use in the future will take, the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products.

We are also subject to adverse event reporting regulations in the United States and abroad. For example, we are required to report to the FDA if our products may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. We must report product corrections and removals to the FDA where the correction or removal was initiated to reduce a risk to health posed by the device or to remedy a violation of the Federal Food, Drug, and Cosmetic Act, or FDCA, caused by the device that may present a risk to health, and we must maintain records of other corrections or removals.

Failure to comply with applicable FDA or other regulatory requirements, or later discovery of previously unknown problems with our products or manufacturing processes, including our failure or the failure of Flextronics or third-party manufacturers we may utilize in the future to take satisfactory corrective action in response to an adverse regulatory inspection, can result in, among other things:

•	administrative or judicially-imposed sanctions;

•	injunctions or the imposition of civil penalties;

•	recall or seizure of our products;

•	total or partial suspension of production or distribution;

•	regulatory authorities’ refusal to grant pending future marketing clearance or approvals for our products;

•	withdrawal or suspension of marketing clearances or approvals;

•	clinical holds that suspend our ability to conduct clinical trials of our products;

•	regulatory warning letters;

•	refusal to permit the import or export of our products; and

•	criminal prosecution of us or our employees.

Any of these actions, in combination or alone, could prevent us from marketing, distributing, or selling our products and would likely harm our business.

A product defect or regulatory violation could lead to a government-mandated or voluntary recall by us. Regulatory agencies in other countries have similar authority to require the recall of devices because of material deficiencies or defects in design or manufacture that could endanger health. Any recall would divert management attention and financial resources, could cause the price of our shares of common stock to decline and may expose us to product liability or other claims, including contractual claims from parties to whom we sold products, and harm our reputation with customers. A recall involving our Hair Removal Laser would be particularly harmful to our business and financial results and, even if we remedied a particular problem, could have a lasting negative effect on our reputation and demand for our products.

Legislative or regulatory healthcare reforms may make it more difficult and costly for us to obtain regulatory clearance or approval of our products and to produce, market and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress or in foreign jurisdictions that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture and marketing of regulated products. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. For example, in the future, the FDA may require more burdensome premarket approval of our products rather than the 510(k) clearance process we have used to date and anticipate primarily using in the future. Our Hair Removal Laser and Skin Perfecting Blue Light are also subject to state and foreign laws and regulations which are, in many instances, in flux. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our products, or otherwise restrict our ability to promote and sell our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted, may have on our business in the future. Such changes could, among other things, require:

•	new and more burdensome clinical trials or non-clinical testing for future products or product changes;

•	postmarket tracking of device use by customers;

•	changes in manufacturing methods;

•	recall, replacement, refund, repairs or discontinuance of certain products; and

•	additional record keeping.

Each of these changes would likely entail substantial time and cost and could materially harm our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for our new products would harm our business, financial condition and results of operations.

Federal and state governments in the United States are also undertaking efforts to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and third-party payors. In 2010, Congress enacted comprehensive healthcare reform legislation known as the Patient Protection and Affordable Care Act of 2010, as modified by the Health Care and Education Reconciliation Act of 2010, which we refer to as the Affordable Care Act, or ACA. The ACA imposes a 2.3% excise tax on sales of medical devices by manufacturers. Taxable devices include any medical device defined in Section 201(h) of the FDCA and intended for use by humans, with limited exemptions, including an exemption for devices that are determined to be of a type generally purchased by the public at retail for individual use. The Internal Revenue Service published a proposed rulemaking in February 2012 that would exempt devices that are regularly available for purchase and use by individual consumers who are not medical professionals and whose design demonstrates that it is not primarily intended for use in a medical institution or office, or by medical professionals. Because our products are sold over the counter directly to consumers, we believe that they would be exempt from the tax; however, if this proposed exemption is deleted from the final rule, we could be required to pay the excise tax, which we would expect to begin paying in 2013. We expect that compliance with the ACA may, if we are subject to the excise tax, impose a significant financial and administrative burden on us, which may harm our financial results.

We are subject to various anti-bribery laws, and any violations by us of such laws could result in fines or other penalties.

The U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Some of our partners are located in parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure you that our internal control policies and procedures will protect us from reckless or negligent acts committed by our employees, partners or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our business, results of operations and reputation.

We are subject to numerous environmental, health and safety laws and regulations, and must maintain licenses or permits; noncompliance with these laws, regulations, licenses or permits may expose us to significant costs or liabilities.

We are subject to numerous foreign, federal, state and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions and environmental protection, including those governing the generation, storage, handling, use, transportation and disposal of hazardous or potentially hazardous materials. Some of these laws and regulations require us to obtain licenses or permits to conduct our operations. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. If we violate or fail to comply with these laws, regulations, licenses or permits, we could be fined or otherwise sanctioned by regulators. We cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits.

Risks Related to this Offering and Our Common Stock

An active, liquid and orderly trading market for our common stock may not develop, our share price may be volatile and you may be unable to sell your shares at or above the offering price.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section and others beyond our control, including:

•	actual or anticipated fluctuations in our key operating metrics, financial condition and operating results;

•	a greater than expected loss of existing customers;

•	a negative change in one or more of our key metrics;

•	actual or anticipated changes in our growth rate;

•	issuance of new or updated research or reports by securities analysts;

•

our announcement of actual results for a fiscal period that are higher or lower than projected or expected results or our announcement of sales or earnings guidance that is higher or lower than expected;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	sales or expected sales of additional common stock;

•	announcements from, or operating results of, our competitors; or

•	general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of shares of our common stock to decline. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If our future operating performance does not meet the expectations of investors or financial analysts, our stock price will likely decline.

Our ability to sell our products successfully is subject to many uncertainties, as discussed in this prospectus. Accordingly, it is difficult to estimate our future results with accuracy. Expectations regarding these results will be subject to numerous risks and uncertainties that could make actual results differ materially from those anticipated. If our actual results do not meet the expectations of investors or third-party financial analysts, our stock price could decline significantly.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have any and may never obtain research coverage by industry or financial analysts. Even if we do obtain analyst coverage, if one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart our Business Startups Act of 2012, or JOBS Act, and we intend to adopt certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may remain as an “emerging growth company” for up to five years following our initial public offering. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm our stock price and quotation on The NASDAQ Global Market.

As a public company, we will require greater financial, systems and accounting resources than we have had as a private company. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to furnish a report by our management on the effectiveness of our internal control over financial reporting beginning with our annual report for the fiscal year ending December 31, 2012. When we no longer qualify as an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will also need to attest to the effectiveness of our internal control over financial reporting.

The controls and other procedures are designed to ensure that information required to be disclosed by us in the reports that we file with the Securities and Exchange Commission, or SEC, is disclosed accurately and is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. We are in the early stages of implementing our internal control procedures to meet our public company obligations. Even if we develop effective controls, these new controls may become inadequate because of changes in conditions or the degree of compliance with these policies or procedures may deteriorate. Even after we develop these new procedures, additional weaknesses in our internal control over financial reporting may be discovered.

The effectiveness of our controls and procedures may in the future be limited by a variety of factors, including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

If we fail to have effective controls and procedures for financial reporting in place, we could be unable to provide timely and accurate financial information and be subject to delisting from The NASDAQ Global Market, SEC investigation and civil or criminal sanctions.

Substantial future sales of our common stock or securities convertible or exchangeable for our common stock in the public market could cause our stock price to fall.

Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon completion of this offering (assuming no exercise of the underwriters’ over-allotment option), we will have              shares of common stock outstanding. The              shares sold in this offering, as well as any shares disposed of upon exercise of the underwriters’ over-allotment option, will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. A significant portion of the shares of our common stock outstanding after this offering will continue to be restricted as a result of securities laws or lock-up agreements. The lock-up agreements restrict holders’ ability to transfer their stock for 180 days after the date of this prospectus, subject to extension in certain circumstances. Of the outstanding restricted shares, no shares will be available for sale in the public market on the date of this offering, and an additional              shares will be available for sale in the public market beginning 180 days after the date of this prospectus, subject to extension in certain circumstances and to the requirements of Rule 144.

In addition, the approximately              shares underlying options that are either subject to the terms of our equity compensation plans or reserved for future issuance under our equity compensation plans as of the date of this prospectus will become eligible for sale in the public market to the extent permitted by the provisions of various option agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. At any time, any or all of the shares subject to the lock-up may be released prior to expiration of the 180-day lock-up period (subject to extension in certain circumstances) at the discretion of Morgan Stanley & Co. LLC and Piper Jaffray & Co. As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. In addition, after this offering (assuming no exercise of the underwriters’ over-allotment option), the holders of approximately              shares of common stock will be entitled to rights to cause us to register the sale of those shares under the Securities Act but cannot exercise any such registration rights during the lock-up period. Registration of these shares under the

Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

Our management will have broad discretion over the use of the proceeds from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and the repayment of indebtedness. We may also use net proceeds for other purposes, including possible investments in, or acquisitions of, complementary products or technologies, although we have no specific plans at this time to do so. We may fail to use these funds effectively to yield a significant return, or any return, on any investment of these net proceeds. Our failure to apply these funds effectively could have a material adverse effect on our business and cause the price of our common stock to decline.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the securities exchange on which we will trade and other applicable federal and state securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our business systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from sales-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve on our audit committee and compensation committee.

New investors in our common stock will experience immediate and substantial dilution.

The initial public offering price is expected to be substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will therefore incur immediate dilution of $         per share in net tangible book value per share of common stock, based on the assumed initial offering price of $         per share, the mid-point of the range on the cover of this prospectus. Investors will incur additional dilution upon the exercise of outstanding stock options and warrants. See “Dilution” for additional information.

Our directors, executive officers and significant stockholders will continue to hold a substantial portion of our stock after this offering, which may lead to conflicts of interest with other stockholders over corporate transactions and other corporate matters.

Following the completion of this offering, our directors, executive officers and beneficial holders of 10% or more of our outstanding common stock will beneficially own approximately     % of our outstanding common stock, including warrants and stock options exercisable within 60 days after March 31, 2012. This concentration of ownership may not be in the best interests of our other stockholders. We are not aware of any stockholder or voting agreements or understandings between or among our directors, officers or holders of our outstanding common stock which will be in place following our initial public offering. However, these stockholders, acting together, would be able to significantly influence all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers or other business combinations. This control could delay, deter or prevent a third party from acquiring or merging with us, which could adversely affect the market price of our common stock.

Anti-takeover provisions in our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current directors and management team and limit the market price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective prior to completion of this offering contain provisions that may delay or prevent a change of control, discourage bids at a premium over the market price of our common stock, and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions include:

•	dividing our board into three classes, with each class serving a staggered three-year term;

•	prohibiting our stockholders from calling a special meeting of stockholders or acting by written consent;

•

permitting our board to issue additional shares of our preferred stock, with such rights, preferences and privileges as they may designate, including the right to approve an acquisition or other changes in control;

•	establishing an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	providing that our directors may be removed only for cause;

•	providing that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•

requiring the approval of our board of directors or the holders of a supermajority of our outstanding shares of capital stock to amend our bylaws and certain provisions of our certificate of incorporation.

Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management team by making it more difficult for stockholders to replace members of our board, which is responsible for appointing the members of our management.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that will own 15% or more of our outstanding voting stock upon the closing of this offering.

We have not paid dividends in the past and do not currently intend to pay dividends on our common stock in the future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. In addition, the provisions of our debt facility prohibit us from paying cash dividends. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements, including statements regarding the progress and timing of clinical trials, the safety and effectiveness of our products, the goals of our development activities, estimates of the potential markets for our products, estimates of the capacity of manufacturing and other facilities to support our products, projected cash needs and our expected future revenues, operations and expenditures. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others:

•	the implementation of our business model and strategic plans for our business, and our current and future products;

•	the outcome of our active litigation, including the intellectual property litigation with Palomar Medical Technologies regarding our lead product, the Hair Removal Laser;

•	our ability to grow our business by successfully marketing our current products and expanding our sales to existing customers or introducing our products to new customers;

•	our ability to successfully expand our business into new geographies;

•	the timing or likelihood of regulatory filings and approvals for additional indications of our current products and for future products;

•	our ability to successfully introduce new products, including our Skin Rejuvenating Laser;

•	competition, both direct and indirect, with currently available and future products, within the markets in which we compete;

•	our use of proceeds from this offering;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our current and future products;

•	our ability to manage our growth and estimate and control our expenses, future revenue and capital requirements and our needs for additional financing; and

•	our financial performance.

Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “contemplate,” “seek,” “project,” “predict,” “potential,” or the negative of those terms, and similar expressions and comparable terminology intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of our common stock in this offering will be approximately $        , or $         if the underwriters fully exercise their option to purchase additional shares, based upon an assumed initial public offering price of $         per share, which represents the mid-point of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease the net proceeds to us from this offering by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Of the net proceeds that we will receive from this offering, we expect to use approximately:

•	$ million for sales and marketing initiatives to support the ongoing commercialization of our products;

•	$ million for research and development activities, including support of product development, regulatory and clinical study initiatives; and

•

$         million for repayment of the principal and interest outstanding, and a 3% prepayment fee, under our loan and security agreement with three financial institutions, which bears interest at a rate of 9.36% per annum and is due in July 2015. This indebtedness has been used to date to repay, in full, our prior indebtedness incurred under the 2011 Facility; see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loan Agreements.”

We expect to use the remainder of the net proceeds for working capital and general corporate purposes. We may also use a portion of the proceeds to expand our current business through acquisitions or investments in other strategic businesses, products or technologies. We have no commitments with respect to any future acquisitions at this time. We will have broad discretion in the way we use the net proceeds.

We intend to invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or guaranteed obligations of the United States government, pending their use as described above.

The primary purposes of this offering are to raise additional capital, create a public market for our common stock, allow us easier and quicker access to the public markets should we need more capital in the future, increase the profile and prestige of our company with existing and possible future customers, vendors and strategic partners, and make our stock more valuable and attractive to our employees and potential employees for compensation purposes.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and our debt facility prohibits us from paying cash dividends. We currently expect to retain future earnings to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on then-existing conditions.

CAPITALIZATION

The following table sets forth, our current portion of long-term debt and capitalization at December 31, 2011 on:

•	an actual basis;

•

a pro forma basis after giving effect to the conversion of all our outstanding shares of redeemable convertible preferred stock into 91,602,072 shares of common stock prior to completion of this offering; and

•

a pro forma, as adjusted basis after giving effect to the pro forma adjustments described above and the receipt of the estimated net proceeds from the sale of              shares of common stock offered by us at an assumed initial public offering price of $         per share, the mid-point of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with the financial statements and notes to the consolidated financial statements included elsewhere in this prospectus and the information set forth under the captions “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2011
	Actual	Pro Forma	Pro Forma, As Adjusted
		(unaudited)
	(in thousands, except share data)
Notes payable, including current portion	$7,213	$7,213
Convertible preferred stock and common stock warrant liability	453	453
Redeemable convertible preferred stock, $0.001 par value; 94,585,697 shares authorized, 91,602,072 shares issued and outstanding, actual, and no shares issued and outstanding, pro forma and pro forma as adjusted	109,540	—

Stockholders’ equity (deficit):
Common stock, $0.001 par value; 120,000,000 shares authorized, actual, pro forma and pro forma as adjusted, 5,360,299 shares issued and outstanding, actual, and 96,962,371 shares issued and outstanding, pro forma, and shares issued and outstanding, pro forma as adjusted	5	97
Additional paid-in capital	2,907	112,355
Accumulated other comprehensive income	122	122
Accumulated deficit	(101,768)	(101,768)

Total stockholders’ equity (deficit)	(98,734)	10,806

Total capitalization	$18,472	$18,472

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease each of pro forma, as adjusted, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The above table excludes:

•	13,700,062 shares issuable upon the exercise of options outstanding as of December 31, 2011 under our 2004 Plan at a weighted average exercise price of approximately $0.32 per share; and

•	shares of common stock to be reserved for issuance under our 2012 Plan, which amount includes those shares reserved but unissued under our 2004 Plan at the completion of this offering.

•	the exercise of (i) warrants to purchase 201,429 shares of our common stock and (ii) warrants to purchase 278,260 shares of our series CC preferred stock.

DILUTION

Our pro forma net tangible book value as of March 31, 2012 was approximately $         million, or $         per share, based on 96,985,971 shares of common stock outstanding after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into 91,602,072 shares of common stock. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the pro forma number of shares of common stock outstanding before giving effect to this offering.

After giving effect to the issuance and sale of              shares of common stock in this offering at an initial public offering price of $         per share, the mid-point of the range on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2012 would have been $         million or $         per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $         per share and an immediate dilution in pro forma net tangible book value of $         per share to new investors purchasing our common stock in the offering at an initial public offering price of $         per share, the mid-point of the range on the front cover of this prospectus. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following table illustrates the per share dilution without giving effect to the over-allotment option granted to the underwriters:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2012	$
Increase in net tangible book value per share attributable to new investors	$

Pro forma net tangible book value per share after this offering		$

Dilution of net tangible book value per share to new investors		$

Each $1.00 increase or decrease in the assumed public offering price of $         per share, the mid-point of the price range set forth on the cover of this prospectus, would increase or decrease our pro forma net tangible book value by approximately $         million, or approximately $         per share, and the pro forma dilution per share to investors in this offering by approximately $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. The pro forma information discussed above is illustrative only and will adjust based on the actual public offering price, number of shares sold and other terms of this offering determined at pricing.

The following table sets forth, as of March 31, 2012, on the pro forma basis discussed above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering. The table reflects an initial public offering price of $         per share (the mid-point of the range on the front cover of this prospectus) and before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

If the underwriters exercise their over-allotment option in full to purchase              additional shares of common stock in this offering, the pro forma net tangible book value per share after the offering would be $         per share, the increase in pro forma net tangible book value per share to existing stockholders would be $         per share and the dilution to new investors purchasing shares in this offering would be $         per share.

The above discussion and tables exclude:

•	13,508,669 shares issuable upon the exercise of options outstanding as of March 31, 2012 under our 2004 Plan at a weighted average exercise price of approximately $0.32 per share; and

•	shares of common stock to be reserved for issuance under our 2012 Plan, which amount includes those shares reserved but unissued under our 2004 Plan at the completion of this offering.

•	the exercise of (i) warrants to purchase 201,429 shares of our common stock and (ii) warrants to purchase 884,541 shares of our series CC preferred stock.

To the extent any of the foregoing options are exercised, there will be further dilution to investors participating in this offering.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected financial data in conjunction with our consolidated financial statements, the notes to the consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected financial data included in this section are not intended to replace the consolidated financial statements and the related notes included elsewhere in this prospectus.

We derived the selected statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the balance sheet data as of December 31, 2010 and 2011 from our audited consolidated financial statements appearing elsewhere in this prospectus. The selected statements of operations data for the year ended December 31, 2008 and the balance sheet data as of December 31, 2008 and 2009 are derived from our audited financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31,
	2008	2009	2010	2011
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales	$9,805	$19,417	$27,140	$45,049
Cost of goods sold	6,477	9,621	14,109	22,533

Gross profit	3,328	9,796	13,031	22,516
Operating expenses:
Sales and marketing	6,373	9,005	19,863	32,256
Research and development	5,767	8,253	9,381	9,341
General and administrative	3,870	5,583	9,792	14,867

Total operating expenses	16,010	22,841	39,036	56,464

Loss from operations	(12,682)	(13,045)	(26,005)	(33,948)
Other income (expense):
Interest income	515	386	50	46
Interest expense	(1)	(1)	(7)	(601)
Change in fair value of warrant liability	—	—	—	(252)
Foreign exchange gain (loss)	1,081	372	366	(38)

Loss before benefit (provision) for income taxes	(11,087)	(12,288)	(25,596)	(34,793)
Benefit (provision) for income taxes	77	(91)	(23)	(44)

Net loss	(11,010)	(12,379)	(25,619)	(34,837)
Adjustment to net loss resulting from preferred stock modification and extinguishment	—	—	982	—

Net loss attributable to common stockholders	$(11,010)	$(12,379)	$(24,637)	$(34,837)

Net loss per share attributable to common stockholders - basic and diluted	$(3.46)	$(3.70)	$(6.26)	$(6.52)

Weighted-average shares of common stock used in computing net loss per share attributable to common stockholders - basic and diluted(1)	3,183	3,345	3,933	5,342

Pro forma net loss per share attributable to common stockholders - basic and diluted (unaudited) (1)				$(0.43)

Weighted average shares of common stock used in computing pro forma net loss per share attributable to common stockholders - basic and diluted (unaudited) (1)				81,042

(1)

See Notes 2 and 15 to our audited consolidated financial statements for an explanation of the calculations of our basic and diluted net loss per share of common stock attributable to common stockholders and pro forma net loss per share of common stock attributable to common stockholders.

	As of December 31,
	2008	2009	2010	2011
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,816	$5,590	$5,809	$14,972
Short-term investments	25,785	13,876	10,713	—
Working capital	35,531	22,232	17,384	13,520
Assets	38,616	29,684	27,977	31,470
Notes payable, including current portion	—	—	—	7,213
Redeemable convertible preferred stock	64,542	64,542	83,878	109,540
Stockholders’ equity (deficit)	$(28,453)	$(40,641)	$(64,423)	$(98,734)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors.”

Overview

Tria Beauty brings clinically-proven light-based aesthetic medical technologies out of the physician’s office and into the home. We sell easy-to-use, FDA-cleared medical devices to consumers that deliver results comparable to professional aesthetic treatments at a fraction of the cost. Our net sales have grown from $9.8 million in 2008 to $45.0 million in 2011. We were originally incorporated in California in January 2003 under the name SpectraGenics, Inc. We changed our name to Tria Beauty, Inc. in July 2008 and reincorporated in Delaware in August 2010.

We have developed and market rechargeable consumer hand-held devices that are safe and effective, yet simple to use. Our two current devices on the market are the Hair Removal Laser and Skin Perfecting Blue Light. The Hair Removal Laser, our leading product, is a diode laser device that provides permanent reduction in hair regrowth comparable to devices used in a physician’s office. It was cleared by the FDA in 2005 as a prescription device. In 2008, we obtained FDA clearance to market the device over the counter for home use. Our Skin Perfecting Blue Light delivers high-intensity blue light that inhibits acne-causing bacteria to treat mild to moderate acne comparable to phototherapy performed in a physician’s office. In January 2010, we obtained clearance to market the device over the counter for home use. Our most advanced product under development is our Skin Rejuvenating Laser, a fractional non-ablative laser device designed to enable our entry into the anti-aging market. We expect to begin selling this device outside the United States in the second half of 2012. We believe that our pivotal clinical studies will support a 2012 FDA application for over-the-counter, or OTC, treatment of periorbital wrinkles (crow’s feet), perioral wrinkles (wrinkles around the mouth), dyschromia (uneven pigmentation) and textural irregularities like tactile roughness, for which fractional non-ablative technology has become an accepted treatment standard. We also believe that these clinical studies will demonstrate that our device has safety and effectiveness results comparable to those obtained by fractional non-ablative laser treatments in a physician’s office.

We sell our products outside of the United States in Japan, South Korea, Canada, the United Kingdom, Germany and Spain. We intend to grow our business further in these geographies by fully deploying our multi-channel distribution model, which consists of both direct and indirect sales channels. Additionally, we intend to selectively expand our international presence into new geographies that offer the potential for significant demand for our products. We initially began selling our Hair Removal Laser in Japan, which accounted for the vast majority of our revenue until our U.S. OTC launch in 2008. Since then, the United States and Japan have been our two largest markets, with sales in the United States generally accounting for an increasing percentage of our net sales over time. Sales in North America, primarily from the United States, comprised 45% of our net sales for the year ended December 31, 2010, and 65% of our net sales for the year ended December 31, 2011.

We have consistently grown our sales. Our sales have increased from $9.8 million in 2008 to $45.0 million in 2011, representing a compound annual growth rate of 66% and over 90% annual average unit growth rate. During this same time frame, our net losses have increased from $11.0 million to $34.8 million, a 47% compound annual increase. Throughout this timeframe, we have strategically sought to reach a broader group of consumers by pricing our products at more attractive retail price points. As a result, we have introduced new versions of our Hair Removal Laser at lower average costs to manufacture, allowing us to reduce our average selling prices while adding features that we believe make the product increasingly attractive to consumers. Following FDA clearance in 2008, we commercially launched our Hair Removal Laser in the United States at a price of $995. Our next generation model, introduced in the United States in 2009, sold for $595 and increased the energy delivery from one to three settings. Our most recent model, introduced in 2011, retails in the United States for $395 and includes an increased treatment spot size and five adjustable energy delivery settings.

We have achieved year-over-year quarterly sales growth for the past 12 consecutive quarters. Since our inception, we have incurred losses and negative cash flow from our operations. Our net losses were $12.4 million, $25.6 million and $34.8 million in the years ended December 31, 2009, 2010 and 2011, respectively. For the year ended December 31, 2011, we used $32.4 million of cash from our operating activities. At December 31, 2011, we had accumulated deficits of $101.8 million. We expect to continue to incur losses as we invest in building the market for at-home light-based skincare devices through our sales and marketing activities, expanding our development of new products and expanding our international sales geographically. Historically, we have funded our operations primarily from proceeds from issuances of common stock and redeemable convertible preferred stock and borrowings under our debt facilities. As of December 31, 2011, we had $7.2 million outstanding under a bank term loan that was fully drawn down and we had $2.0 million that was undrawn and available under our existing revolving line of credit. In January 2012, we entered into a loan and security agreement with three financial institutions that provides a $27.0 million debt facility to be used for general corporate purposes. See “—Loan Agreements.”

Basis of Presentation

Sales

We currently generate substantially all of our sales from our Hair Removal Laser. We sell our products directly to individual consumers through our e-commerce website at www.triabeauty.com, e-commerce affiliates, such as www.amazon.com and our infomercials. The significant majority of purchases made through these channels of distribution are paid for by credit card. We also sell our products wholesale through a number of indirect sales channels, including on television through QVC, and at physical locations and websites of select high-end retailers and physician offices. Our mix of sales between direct and wholesale was approximately 86% and 14%, respectively, for the year ended December 31, 2011.

We believe that the long-term outlook for our sales will continue to benefit from several factors. First, we are in the early stages of penetrating our target markets. While we have grown our net sales at a compound annual growth rate of 66% from 2008 to 2011 and have increased our unit sales from approximately 16,000 in 2008 to over 116,000 in 2011, our sales represent only a small percentage of the potential markets we target. We intend to continue implementing our multi-channel sales and marketing strategy, which is in various stages of deployment in existing geographies. We also intend to continue to expand into new international geographies by leveraging our experience and existing infrastructure. We further intend to continue to create new products and improve existing ones by leveraging our proven technology platforms and product design capability. We anticipate introducing our Skin Rejuvenating Laser outside of the United States in the second half of 2012, and expect to continue to develop other light-based skincare products to provide consumers with a comprehensive and complementary portfolio of skincare solutions.

Sales by Geography

We generate sales in North America, Asia Pacific, or APAC, and in the rest of the world. In North America, most of our sales are generated in the United States, which represents our largest single market, with the balance generated in Canada. In APAC, our sales are primarily generated in Japan, our second largest market, and a smaller amount is generated in South Korea. In the rest of the world, the majority of our sales are generated in Spain and in the United Kingdom. Sales are attributed to a particular region based on the location to which we ship our customers’ products. Our North American market generally involves lower margins (and lower average selling prices) than international markets.

The percentage of our total sales generated in North America has increased from 24% in 2008 to 65% in 2011, primarily as a result of significant sales growth in the U.S. market. We anticipate that our sales in North America will continue to grow, but through our efforts to expand into new international geographies and to grow existing international geographies, APAC and the rest of the world will grow faster than North America and make up a larger percentage of our net sales.

The following presents our net sales shipped to customers in each geographic region, as a percentage of total net sales:

	Year Ended December 31,
	2008	2009	2010	2011
North America	24%	45%	45%	65%
APAC	58	38	51	34
Rest of World	18	17	4	1

Net sales	100%	100%	100%	100%

Cost of Goods Sold

Cost of goods sold consists of costs of finished products purchased from our third-party manufacturer, labor, material and overhead involved in our internal manufacturing processes, shipping costs, warranty estimates, warehouse personnel costs and warehouse storage costs.

We outsource the assembly of our Hair Removal Laser to Flextronics, a third-party contract manufacturer who sources the raw materials, parts, components, subassemblies and packaging products from our list of qualified suppliers. Using a third-party manufacturer allows us to fulfill demand without corresponding capital expenditures or procurement and storage of raw materials, and allows us to maintain a limited inventory. Because our current production volume of our Skin Perfecting Blue Light is not large enough to warrant a third-party contract manufacturer, we manufacture that product in-house at our headquarters in California. We anticipate transitioning the manufacture of our Skin Perfecting Blue Light to a third-party contract manufacturer once product sales warrant such a transition.

We anticipate that our cost of goods sold will increase in absolute dollars as we grow our sales. We also believe that cost of goods sold as a percentage of net sales will decrease as we continue to reduce the manufacturing costs of our Hair Removal Laser and Skin Perfecting Blue Light. We anticipate accomplishing this by reducing the costs of our components and implementing lower cost designs, by reducing our packaging and freight expenses, and by outsourcing the manufacturing of our Skin Perfecting Blue Light, as well as by introducing our Skin Rejuvenating Laser, which we believe will be produced with lower costs in relation to sales.

Operating Expenses

Sales and Marketing

Our sales and marketing expenses include costs that are of a fixed nature that do not vary significantly with sales volumes, as well as variable costs that can be more quickly adjusted in conjunction with fluctuations in sales. Fixed sales and marketing expenses primarily consist of labor-related costs, including salaries, benefits, stock-based compensation, consulting and professional fees. Fixed costs also include the costs of developing advertisements used internationally and the production of television infomercials. Variable sales and marketing expenses primarily include the costs of placement of television infomercials, online search and advertising fees, payments to affiliates on sales made through their websites, credit card processing fees, public relations, marketing agency fees and other promotional expenses. We expect to continue to invest in sales and marketing activities to grow sales, increase brand awareness and educate consumers about light-based skincare devices. We expect that as our brand grows in recognition, and as fixed costs are leveraged over a larger sales base, sales and marketing expenses will continue to increase in absolute dollars but decrease as a percentage of sales.

Research and Development

Research and development expenses primarily consist of personnel-related salaries, benefits, stock-based compensation, consulting and professional fees, materials and supplies, depreciation and facilities and related costs involved in research and development. Research and development includes product development costs for new or improved devices, as well as regulatory and clinical trial expenditures for new or extended claims and clearances. We expense all research and development costs in the periods in which they are incurred.

We intend to continue to invest in bringing light-based technologies into the home by designing and developing new products, including the Skin Rejuvenating Laser, and investing in clinical studies to prove the products’ safety and effectiveness. Accordingly, we expect our research and development expense to increase in absolute dollars but to decrease as a percentage of sales.

General and Administrative

General and administrative expense primarily consists of personnel-related salaries, benefits and stock-based compensation for administrative, human resources, information technology support, finance and accounting. This category also includes legal expenses, professional fees, insurance, depreciation, technology related costs, facilities and related costs. We anticipate we will incur increased personnel expenses, professional service fees, including legal and audit, investor relations, cost of compliance with securities laws and regulations, and higher director and officer insurance costs as a result of becoming a public company. In addition, we expect our general and administrative expenses to increase in absolute dollars as we continue to add personnel to support the growth of our business internationally but to decrease as a percentage of sales.

Other Income (Expense)

Interest Income

Interest income includes interest earned on cash and cash equivalents and short-term investments.

Interest Expense

Interest expense includes the interest expense associated with our long-term debt and amortization of deferred financing costs. Our interest expense varies based on the level of debt outstanding.

Foreign Exchange Gain (Loss)

The functional currency for most of our foreign operations is the relevant local currency. We have translated the financial statements of our foreign subsidiaries into U.S. dollars using the exchange rate in effect at the balance sheet date for our asset and liability accounts and using the average exchange rate for the period for our revenue, cost and expense accounts. We record gains and losses resulting from translating the financial statements in the accumulated other comprehensive loss account in stockholders’ equity (deficit). We record transaction gains or losses in net loss in the period in which they occur.

Results of Operations

The following tables set forth, for the periods presented, our consolidated statements of operations. In the tables below and throughout this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements which are included elsewhere in this prospectus. The information contained in the tables below should be read in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

Comparison of the Years Ended December 31, 2009, 2010 and 2011

The following table shows the amounts of the listed items from our statements of operations for the periods presented, showing period-over-period changes.

	Year Ended December 31,			2009 vs. 2010
	2009	2010	2011			2010 vs. 2011
	(dollars in thousands)
Net sales	$19,417	$27,140	$45,049	$7,723	40%	$17,909	66%
Cost of goods sold	9,621	14,109	22,533	4,488	47	8,424	60

Gross profit	9,796	13,031	22,516	3,235	33	9,485	73
Operating expenses:
Sales and marketing	9,005	19,863	32,256	10,858	121	12,393	62
Research and development	8,253	9,381	9,341	1,128	14	(40)	—
General and administrative	5,583	9,792	14,867	4,210	75	5,075	52

Total operating expenses	22,841	39,036	56,464	16,196	71	17,428	45

Loss from operations	(13,045)	(26,005)	(33,948)	(12,961)	99	(7,943)	31

Other income (expense):
Interest income	386	50	46	(336)	(87)	(4)	(8)
Interest expense	(1)	(7)	(601)	(6)	600	(594)	(849)%
Change in fair value of warrant liability	—	—	(252)	—	—	(252)	—
Foreign exchange gain (loss)	372	366	(38)	(6)	(2)	(404)	(110)

Loss before provision for income taxes	(12,288)	(25,596)	(34,793)	(13,309)	108	(9,197)	(36)
Provision for income taxes	(91)	(23)	(44)	68	(75)	(21)	(91)

Net loss	$(12,379)	$(25,619)	$(34,837)	$(13,241)	107%	$(9,218)	(36)%

Net Sales

2010 compared to 2011. Sales increased by $17.9 million, or 66%, to $45.0 million for the year ended December 31, 2011 as compared to $27.1 million for the year ended December 31, 2010. The growth in sales was primarily due to a near doubling of the number of units of our Hair Removal Laser that we sold worldwide, from approximately 59,000 units in 2010 to 116,000 units in 2011. This increase resulted from several factors, including a significant increase in spending on our direct response television spots, various digital marketing programs and a reduction in the price of our Hair Removal Laser from $595 to our target retail price in the United States of $395, made possible by the introduction of our lower-cost third generation Hair Removal Laser. Although APAC grew in sales for the year, the rate of growth declined due to the market for home-use hair removal devices becoming more competitive. In response, in late 2011, we made changes to our marketing approach to implement various e-commerce and other strategies similar to those that had been implemented in North America, including the launch of direct response television in an effort to stimulate sales. Sales in the rest of the world were impacted by our decision to exit certain markets that had been historically served by distributors in preparation for our entry on a direct basis.

2009 compared to 2010. Sales increased by $7.7 million, or 40%, to $27.1 million for the year ended December 31, 2010, compared to $19.4 million for the year ended December 31, 2009. The increase was primarily due to an increase in unit volume from approximately 38,000 units in 2009 to 59,000 units in 2010 due to growing demand for our Hair Removal Laser through direct to consumer e-commerce channels, driven by increased marketing spending and a sales price reduction, partially offset by a decline in the rest of the world due to lower distributor sales in Europe as we exited certain markets that had been historically served by distributors in preparation for our entry on a direct basis.

Cost of Goods Sold

2010 compared to 2011. Costs of goods sold increased by $8.4 million, or 60%, to $22.5 million for the year ended December 31, 2011, up from $14.1 million for the year ended December 31, 2010. The increase in our cost of goods sold was primarily driven by higher sales volume of our Hair Removal Laser in 2011 as compared to 2010. As a percentage of sales, cost of goods sold decreased to 50% for the year ended December 31, 2011, compared to 52% of sales for the year ended December 31, 2010. The decrease in cost of goods sold as a percentage of sales for the period was primarily due to a benefit of two percent to gross margins related to an increase in the amount of refurbished inventory that was sold for the period resulting in a gain, and one percent related to a reimbursement from a customer holding consigned goods a portion of which had been physically lost. These improvements were partially offset by the impact of our geographic mix of sales that included a larger percentage of lower margin North American sales, inventory write-downs of $1.2 million and introductory pricing for our Skin Perfecting Blue Light.

2009 compared to 2010. Cost of goods sold increased by $4.5 million, or 47%, to $14.1 million for the year ended December 31, 2010, compared to $9.6 million for the year ended December 31, 2009. The increase was primarily due to an increase in the volume of our Hair Removal Laser sold during 2010, partially offset by lower unit costs due to a redesign of the product. Cost of goods sold as a percentage of sales increased from 50% for the year ended December 31, 2009 to 52% for the year ended December 31, 2010, primarily due to higher warranty costs related to a defective battery.

Gross Profit

2010 compared to 2011. Gross profits increased by $9.5 million, or 73%, to $22.5 million for the year ended December 31, 2011, up from $13.0 million for the year ended December 31, 2010. As a percentage of sales, our gross profit was 50% for the year ended December 31, 2011, compared to 48% of sales for the year ended December 31, 2010. The increase in the gross profit margin for the period was primarily due to a benefit of two percent to gross margins related to an increase in the amount of refurbished inventory that was sold for the period resulting in a gain, and one percent related to a reimbursement from a customer holding consigned goods a portion of which had been physically lost. These improvements were partially offset by the impact of our geographic mix of sales that included a larger percentage of lower margin North American sales, inventory write-down’s of $1.2 million and introductory pricing for our Skin Perfecting Blue Light.

2009 compared to 2010. Gross profit increased by $3.2 million, or 33%, to $13.0 million for the year ended December 31, 2010, up from $9.8 million for the year ended December 31, 2009. The increase in our gross profit was due to higher sales volume of our Hair Removal Laser in 2010 as compared to 2009. As a percentage of sales, gross profit decreased to 48% for the year ended December 31, 2010 from 50% for the year ended December 31, 2009, primarily due to higher warranty costs related to a defective battery.

Operating Expenses

Sales and Marketing

2010 compared to 2011. Sales and marketing costs increased by $12.4 million, or 62%, to $32.3 million in the year ended December 31, 2011 as compared to $19.9 million in the year ended December 31, 2010. This increase was primarily attributable to advertising expenses incurred through various digital marketing, traditional print advertising, promotional campaigns, the development of new television infomercial programs in North America and Asia, and increased headcount in support of the growth in our marketing activities.

2009 compared to 2010. Sales and marketing expenses increased by $10.9 million, or 121%, to $19.9 million for the year ended December 31, 2010, as compared to $9.0 million for the year ended December 31, 2009. The increase was primarily due to higher spending in support of customer acquisition through our direct-to-consumer channel, launch costs associated with our Skin Perfecting Blue Light, expenses incurred in the entry into the South Korean and Canadian markets and an increase in headcount to support the growth in marketing activities.

Research and Development

2010 compared to 2011. Research and development costs decreased by $0.1 million to $9.3 million in the year ended December 31, 2011 as compared to $9.4 million in the year ended December 31, 2010. The decrease in our research and development expenses was primarily due to the completion of the development of our third generation Hair Removal Laser, which was partially offset by initial spending on the development of our Skin Rejuvenating Laser. As a percentage of sales, research and development costs were 20.7% in 2011 as compared to 34.6% in 2010.

2009 compared to 2010. Research and development expenses increased by $1.1 million, or 14%, to $9.4 million for the year ended December 31, 2010, as compared to $8.3 million for the year ended December 31, 2009. The increase was primarily due to an increase in headcount and professional services associated with the development of our third generation Hair Removal Laser. As a percentage of sales, research and development costs were 35% in 2010 as compared to 43% in 2009.

General and Administrative

2010 compared to 2011. General and administrative costs increased by $5.1 million, or 52%, to $14.9 million in the year ended December 31, 2011 as compared to $9.8 million in the year ended December 31, 2010. The increase in our general and administrative expenses was primarily due to higher legal fees, related to ongoing litigation described elsewhere in this prospectus, and an increase in headcount to support our growth.

2009 compared to 2010. General and administrative expenses increased by $4.2 million, or 75%, to $9.8 million for the year ended December 31, 2010, as compared to $5.6 million for the year ended December 31, 2009. The increase in our general and administrative expenses was primarily due to higher legal fees related to ongoing litigation as described elsewhere in this prospectus, as well as increased headcount to support our growth.

Other Income (Expense)

2010 compared to 2011. Other income (expense) decreased from income of $0.4 million to expense of $0.8 million, a $1.2 million decrease in the year ended December 31, 2011 as compared to the year ended December 31, 2010. This decline was primarily due to higher interest expense of $0.6 million related to the 2011 term loan with Silicon Valley Bank. In addition, the foreign currency gain of $0.4 million in 2010 turned to a small loss in 2011, primarily due to unfavorable changes in currency exchange rates related to payable amounts denominated in U.S. dollars compared to our subsidiaries’ functional currencies.

2009 compared to 2010. Other income (expense) was $0.3 million lower for the year ended December 31, 2010 as compared to December 31, 2009, primarily due to a reduction in interest income as we had less cash to invest throughout the year.

Unaudited Quarterly Results of Operations

The following tables present our unaudited quarterly consolidated results of operations for the eight quarters ended December 31, 2011, as well as the percentage that each line item represented of net sales. This unaudited quarterly consolidated information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, the statements of operations data includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. You should read this table in conjunction with our financial statements and the related notes located elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future periods.

	Three Months Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(in thousands, unaudited)
Net sales	$5,754	$5,314	$7,400	$8,672	$9,058	$11,949	$11,473	$12,569
Cost of goods sold	2,802	2,515	3,762	5,030	4,895	5,287	6,360	5,991

Gross profit	2,952	2,799	3,638	3,642	4,163	6,662	5,113	6,578
Operating expenses:
Sales and marketing	4,241	4,564	4,962	6,096	5,952	7,788	8,873	9,643
Research and development	2,128	2,520	2,562	2,171	1,941	2,004	2,501	2,895
General and administrative	2,211	2,999	2,254	2,328	3,101	3,800	3,642	4,324

Total operating expenses	8,580	10,083	9,778	10,595	10,994	13,592	15,016	16,862

Loss from operations	(5,628)	(7,284)	(6,140)	(6,953)	(6,831)	(6,930)	(9,903)	(10,284)

Other income (expense):
Interest income	22	6	13	9	13	10	10	13
Interest expense	—	—	(2)	(5)	—	(101)	(207)	(293)
Change in fair value of warrant liability	—	—	—	—	—	—	—	(252)
Foreign exchange gain (loss)	(61)	49	296	82	(42)	62	(29)	(29)

Loss before provision for income taxes	(5,667)	(7,229)	(5,833)	(6,867)	(6,860)	(6,959)	(10,129)	(10,845)
Provision for income taxes	(11)	—	—	(12)	(11)	(3)	(7)	(23)

Net loss	$(5,678)	$(7,229)	$(5,833)	$(6,879)	$(6,871)	$(6,962)	$(10,136)	$(10,868)

	Three Months Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Net sales	100%	100%	100%	100%	100%	100%	100%	100%
Cost of goods sold	49	47	51	58	54	44	55	48

Gross profit	51	53	49	42	46	56	45	52
Operating expenses:
Sales and marketing	74	86	67	70	66	65	77	77
Research and development	37	47	35	25	21	17	22	23
General and administrative	38	56	30	27	34	32	32	34

Total operating expenses	149	189	132	122	121	114	131	134

Loss from operations	(98)	(136)	(83)	(80)	(75)	(58)	(86)	(82)

Other income (expense):
Interest income	—	—	—	—	—	—	—	—
Interest expense	—	—	—	—	—	(1)	(2)	(2)
Change in fair value of warrant liability	—	—	—	—	—	—	—	(2)
Foreign exchange gain (loss)	(1)	1	4	1	—	1	—	—

Loss before provision for income taxes	(99)	(135)	(79)	(79)	(75)	(58)	(88)	(86)
Provision for income taxes	—	—	—	—	—	—	—	—

Net loss	(99)%	(135)%	(79)%	(79)%	(75)%	(58)%	(88)%	(86)%

We believe our business is affected by seasonal trends, but the full impact of these trends is difficult to measure due to the developing nature of our markets, our relatively short operating history and our sales growth.

In the four quarters ended June 30, 2011, our sales for each of those quarters grew sequentially mainly as a result of increasing acceptance of our Hair Removal Laser in the North America and APAC regions, increased spending on direct response television spots and in various digital marketing efforts and because of the introduction in March 2011 of the third generation of our Hair Removal Laser at more attractive retail price points. Sales in the three months ended September 30, 2011 were down slightly compared with the previous quarter primarily because the growth in the North American market was offset by a slow-down in APAC as marketing strategies were restructured to deal with a more competitive home-use hair removal device market. Sales in the three months ended December 31, 2011 increased because of higher North American sales.

Factors affecting gross profit as a percentage of sales during the periods listed generally included a reduction in manufacturing costs, lowered prices at retail, promotionally priced sales programs and a change in the geographic mix of sales to include a greater number of lower margin North American sales. Gross profit as a percentage of sales declined in the three months ended September 30, 2010 to 49% as compared with the previous quarter because we reduced prices prior to realizing the cost reductions from outsourcing the manufacture of our Hair Removal Laser. Gross profit further declined to 42% in the three months ended December 31, 2010 due to a shift in geographic revenue mix resulting from significant growth in North America. Due to our pricing strategy in the Japanese market, gross profit as a percentage of sales in Japan is normally higher than in the North American market. Gross profit as a percentage of sales increased in the quarter ended March 31, 2011 due to a reduction in the cost of the third generation Hair Removal Laser. The gross profit percentage again improved in the quarter ended June 30, 2011 reflecting additional benefits from the cost reduction mentioned above and from seasonal growth in APAC sales for the quarter. The gross profit percentage declined in the quarter ended September 30, 2011 due to an unfavorable mix of sales from the lower margin North America region and from inventory reserves that were established for excess Skin Perfecting Blue Light inventory. In the quarter ended December 31, 2011, gross profit as a percentage of sales benefited from the sale of refurbished inventory previously written off.

The increases in sales and marketing expenses as a percentage of sales are generally due to higher spending in direct response television spots and in various digital marketing efforts, the launch of new products, geographies and channels of distribution and a larger percentage of sales in North America as compared to APAC and the rest of the world. In the quarter ended June 30, 2010, sales and marketing expenses as a percentage of sales increased to 86% due to the cost of a celebrity promotional program that occurred during the quarter. The increase in the quarters ended September 30, 2011 and December 31, 2011 were due to higher spending on direct response television. On an absolute dollars basis, our research and development expenses remain relatively constant, with fluctuations due to periodic spending on development projects or in clinical studies. On a percentage basis, our research and development expenses have declined as sales have increased. General and administrative expenses generally fluctuate on an absolute dollars basis based on periodic spending on legal fees related to ongoing litigation as described elsewhere in this prospectus and have remained relatively constant as a percentage of sales.

Liquidity and Capital Resources

Since our inception, we have incurred losses and negative cash flow from our operations. For the year ended December 31, 2011, we incurred net losses of $34.8 million and we used $32.4 million of cash flows from our operating activities. At December 31, 2011, we had an accumulated deficit of $101.8 million.

As of December 31, 2011, we had working capital of $13.5 million. Historically, we have funded our operations primarily from proceeds from issuances of redeemable convertible preferred stock and borrowings under our debt facilities. As of December 31, 2011, we had $7.2 million outstanding under a bank term loan that was fully drawn down and we had $2.0 million that was undrawn and available under our existing revolving line of credit. In January 2012, we entered into a new loan and security agreement with three financial institutions to be used for general corporate purposes. We immediately drew down $20.0 million and repaid in full the $7.2 million outstanding under the prior bank term loan. We have an additional $7.0 million available to us if we meet certain milestones. See “—Loan Agreements.”

Our primary uses of cash include expenditures made in order to develop our sales channels (both domestically and internationally) and for our increased general and administrative needs for working capital to support our sales growth as well as for research and development activities for new and improved products. We believe that our existing cash, cash equivalents and short-term investments (prior to the proceeds from this offering) together with our new debt facility will be sufficient to fund our operations for at least the next 12 months. However, there can be no assurance that we will be able to meet our operational plan and adequately fund our operations or ultimately achieve profitability. If we cannot meet our objectives, we may need to curtail planned activities to reduce costs, and doing so will likely have an unfavorable effect on our ability to execute on our intended business objectives.

Our ability to continue to meet our obligations and to achieve our business objectives is dependent primarily upon our ability to execute on our business plan, including generating sufficient revenues and cash flows from operating activities. If we are unable to execute on our business plan and adequately fund our operations, we may need to seek additional financing and/or reduce our investment in growing our business.

Summary Statement of Cash Flows

Summary cash flow information for the years ended December 31, 2009, 2010 and 2011 is set forth below.

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Net cash and cash equivalents (used in) provided by:
Operating activities	$(13,174)	$(22,731)	$(32,395)
Investing activities	11,046	1,952	8,757
Financing activities	8	20,807	32,734
Effect of exchange rate changes on cash and cash equivalents	(106)	191	67

(Decrease) increase in cash and cash equivalents	$(2,226)	$219	$9,163

Cash Flows for the Years Ended December 31, 2009, 2010 and 2011

Operating activities

For the year ended December 31, 2011, net cash used in operating activities was $32.4 million and consisted primarily of a net loss of $34.8 million, partially offset by $1.7 million in non-cash items and a net cash increase due to changes in our operating assets and liabilities of $0.7 million.

For the year ended December 31, 2010, net cash used in operating activities was $22.7 million and consisted primarily of a net loss of $25.6 million, offset by $0.9 million in non-cash items and a net decrease to our operating assets and liabilities of $1.9 million.

For the year ended December 31, 2009, net cash used in operating activities was $13.2 million and consisted primarily of a net loss of $12.4 million, offset by $0.5 million in non-cash items and a net increase to our operating assets and liabilities of $1.3 million.

Net cash (used in) provided by investing activities

For the year ended December 31, 2011, net cash provided by investing activities was $8.8 million. This consisted primarily of the purchase, sale and maturities of short-term investments. The amounts related to investments in capital expenditures, including tooling for the manufacture of our Hair Removal Laser and Skin Perfecting Blue Light, were $1.9 million.

For the year ended December 31, 2010, net cash provided by investing activities totaled $2.0 million and consisted primarily of the net purchase, sale and maturities of short-term investments, less $1.0 million used for capital expenditures.

For the year ended December 31, 2009, net cash provided by investing activities totaled $11.0 million and consisted primarily of the net purchase, sale and maturities of short-term investments, less $0.9 million used for capital expenditures.

Net cash provided by financing activities

For the year ended December 31, 2011, net cash provided by financing activities totaled $32.7 million and consisted primarily of net proceeds from the issuance of preferred stock and from the proceeds of a term loan.

For the year ended December 31, 2010, net cash proceeds from financing activities totaled $20.8 million and consisted primarily of net proceeds from the issuance of preferred stock.

For the year ended December 31, 2009, net cash proceeds from financing activities were minimal and were the result of employees exercising options.

Contractual Obligations and Commitments

The following is a summary of our contractual obligations as of December 31, 2011:

	Payments Due by Period
	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Operating leases(1)	$1,581	$2,640	$407	$—	$4,628
Purchase commitments	4,781	—	—	—	4,781
2011 Facility	2,413	4,800	—	—	7,213

Total	$8,775	$7,440	$407	$—	$16,622

(1)	Represent our obligations to make payments under our non-cancelable lease agreements for our facilities in California, Japan and Korea.

Loan Agreements

In May 2011, we entered into a loan and security agreement with Silicon Valley Bank, or SVB (the “2011 Facility”). The loan agreement provided for a term loan of up to $8.0 million available in two separate tranches. The loan and security agreement was amended and restated in August 2011 to provide for our ability to borrow up to $2.0 million on a revolving basis. Additionally, we issued a warrant to SVB in May 2011 to purchase 278,260 shares of series CC preferred stock at $1.15 per share and a warrant to purchase 125,000 shares of common stock at $0.20 per share. In September 2011, we issued a warrant to SVB to purchase 71,429 shares of common stock at $0.21 per share. The fair value of these warrants resulted in a debt discount that is being amortized to interest expense over the term of the notes. The loan and credit facility was fully paid off with proceeds from our January 2012 loan and security agreement described below, but the warrants described above remain outstanding.

In January 2012, we entered into a loan and security agreement (the “2012 Facility”) with three financial institutions that provides up to $27.0 million to be used for general corporate purposes. When we entered into the 2012 Facility, we repaid in full the principal, plus accrued interest and the final payment fee due under the 2011 Facility. Borrowings under the 2012 Facility are collateralized by all of our assets, except intellectual property.

Concurrent with the closing of the 2012 Facility, we borrowed $20.0 million of which $7.2 million was used to pay off the 2011 Facility, resulting in net proceeds of $12.4 million after expenses. Payments are due as follows: interest only for the first eleven months, followed by 30 equal monthly amounts for principal and interest. Interest on the unpaid principal balance is 9.36% per annum. In conjunction with entering into the 2012 Facility, we issued warrants to purchase 606,281 shares of series CC preferred stock at $1.15 per share. We intend to use a portion of the net proceeds received by us from this offering to repay, in full, this indebtedness.

The remaining $7.0 million available under the 2012 Facility will be available to us if we launch our Skin Rejuvenating Laser before December 31, 2012 either in the United States or in both Canada and Europe, when our ability to borrow the $7.0 million expires. Payments on the $7.0 million, if borrowed, will be due as follows: interest only through December 31, 2012 (commencing once the borrowing has been made), followed by 30 equal monthly amounts for principal and interest. Interest on the unpaid principal balance is fixed at funding as the greater of 9.36% and the sum of the then current U.S. Treasury note yield to maturity plus 8.95% per annum.

The loan and security agreement contains certain affirmative and negative covenants and certain financial covenants, including restrictions with respect to payment of cash dividends, payment on any subordinated debt, merger or consolidation, changes in the nature of our business, disposal of assets, obtaining additional loans, maintenance of collateral accounts and transactions with affiliates. The loan and security agreement also contains certain cross-default provisions. As of the date of this filing, we were in compliance with our debt covenants in all material respects. In the event we fail to comply with the covenants in the loan and security agreement, the amounts outstanding thereunder would become due and payable absent a waiver by the requisite lenders, which could materially and adversely affect our liquidity.

Purchase Commitments

We have certain purchase commitments related to a third-party contract manufacturer, Flextronics Sales and Marketing, Ltd. The total noncancelable amount of such purchase commitments as of December 31, 2011 was $4.8 million, which we expect to fund through existing sources of available funds.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements and we do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks include primarily interest rate risk, foreign exchange risks and inflation.

Interest Rate Risk

We are exposed to interest rate risk that relates primarily to our investment portfolio, which is affected by changes in the general level of the interest rates in the United States. We had cash and cash equivalents and short-term investments as set forth in the table below:

	Year Ended December 31,
	2009	2010	2011

	(in thousands)
Cash and cash equivalents	$5,590	$5,809	$14,972
Short-term investments	13,876	10,713	—

Total cash and investments	$19,466	$16,522	$14,972

The cash, cash equivalents and short-term investments were held primarily for working capital purposes in cash deposits, money market funds, U.S. Treasury and agency debt securities and commercial paper with a maturity of 90 days or less. Due to the short-term nature of these instruments, a sudden change in market interest rates would not be expected to have a material impact on our financial condition or our results of operations.

We had debt of $7.2 million ($2.4 million short-term and $4.8 million long-term) as of December 31, 2011, consisting of our outstanding obligations under the 2011 Facility. We have not drawn on the revolving line of credit that has a variable interest rate (prime rate published in the Money Rates section of the Wall Street Journal plus 2.5% per annum). In January 2012, we repaid in full the principal, plus accrued interest and final payment due under the 2011 Facility. An increase or decrease in the prime rate by one percentage point would not have had a material impact on our interest expense.

Foreign Currency Risk

The functional currencies of our operations in the United States, Japan, Korea and the UK are the U.S. Dollar, Japanese Yen, Korean Won and the British Pound respectively. Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date, and costs and expenses are translated at the average rates of exchange in effect during the year. The effects of foreign currency translation adjustments are recorded as part of a separate component of stockholders’ equity (deficit). Foreign currency transaction gains and losses are included in the net loss for the period.

Our foreign currency exchange gains and losses have been generated primarily from intercompany receivables and payables. In the future, we may continue to experience foreign currency exchange gains and losses on our accounts receivable and intercompany receivables and payables that are denominated primarily in U.S. dollars. We recognized a foreign currency gain of $0.4 million in both 2009 and 2010 and a $38,000 loss in 2011. At this time, we do not enter into derivatives or other financial instruments to attempt to hedge our foreign currency exchange risk. In the future, foreign currency exchange losses could have a material adverse effect on our business, operating results and financial condition.

Inflation Risk

To date, we do not believe inflation has had a material effect on our business, financial condition or results of operations. However, if our costs were to become subject to significant inflationary pressures in the future, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Critical Accounting Policies and Use of Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States, or GAAP. The preparation of these consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, sales, costs and expenses and related disclosures. These estimates and assumptions are often based on judgments that we believe to be reasonable under the circumstances at the time made, but all such estimates and assumptions are inherently uncertain and unpredictable. Actual results may differ from those estimates and assumptions, and it is possible that other professionals, applying their own judgment to the same facts and circumstances, could develop and support alternative estimates and assumptions that would result in material changes to our operating results and financial condition. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances.

We consider the assumptions and estimates associated with revenue recognition, sales returns and allowances, bad debt reserves, warranty reserves, stock-based compensation, inventory reserves and income taxes to be our critical accounting policies where we apply judgments and estimates in the preparation of our financial statements. For further information on our significant accounting policies, see Note 2 of the accompanying notes to our consolidated financial statements. There have been no changes to our significant accounting policies since December 31, 2011, except as discussed in “—Recent Accounting Pronouncements.”

Revenue recognition.  We recognize sales when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured. We consider that products are delivered when delivery terms are met and title and risk of loss have been transferred. For sales from our website, and for sales to our retail customers and the independent distributor, this occurs at the time of shipment. We recognize revenue as the net amount we estimate to be received after deducting estimated amounts for product returns, discounts and allowances. We estimate future product returns, discounts and allowances based upon historical experience and changes in current sales trend.

Sales returns and allowances.  When we sell our products we reduce the amount of revenue recognized from such sales by an estimate of future product returns and other sales allowances. Sales allowances include rebates and sales incentives relating to products sold in the current period. Factors that we consider in our estimates of sales returns include the historical rate of returns as a percentage of net product sales, gross of returns and allowances and shipping and handling revenue, and the current market conditions as well as quality of the product and recent promotional activity. We maintain a return policy that allows our customers to return products, generally within 60 to 90 days after shipment, but with no rights of return to distributors.

Bad debt reserve.  We offer our direct customers the option to purchase certain products on a payment plan. The payment plan requires a down payment plus four to five equal monthly payments secured by a credit card. At the time of sale we reserve an estimated bad debt allowance for these transactions and for sales to retail customers and to physicians. We consider the following factors when calculating the bad debt reserve: historical loss rate and current trends.

Warranty reserve.  We provide a full replacement warranty for our Hair Removal Laser and our Skin Perfecting Blue Light that these products are free from defects. Warranty periods range from 12 to 24 months for the products depending on the geographic region in which the product is sold. We accrue for potential warranty claims by estimating our unit failure rates and multiplying this amount by our estimated fulfillment costs of replacing the units. We estimate our failure rates by reviewing our recent failure rate history by product and region of the world and adjusting for any known specific issues. We estimate our fulfillment costs based on the cost to replace the products, including the manufacturing and delivery cost. Our cost assumptions have generally declined with the decline in the cost of the products and our failure rates generally increase when introducing a new generation product or when a specific manufacturing issue occurs. Excluding the impact of these discrete events, our actual results have been substantially consistent with our estimates and we do not anticipate that our estimated failure rates will change substantially in the foreseeable future.

Stock-based compensation.  We have a stock-based compensation plan that allows us to grant either stock options or stock purchase rights, representing the right to purchase shares of our common stock, to employees, directors and consultants. Accounting guidance requires employee stock-based payments to be accounted for under the fair value method. Under this method, we are required to record compensation cost based on the fair value estimated for stock-based awards granted over the requisite service periods for the individual awards, which generally equal the vesting periods. We use the straight-line amortization method for recognizing stock-based compensation expense.

For accounting purposes, the fair value of each stock option grant was estimated on the date of grant using the Black-Scholes-Merton option pricing model, which requires the use of highly subjective estimates and assumptions to determine the fair value of share-based awards, including the expected term of the grant, the expected volatility, the risk-free interest rate and the expected dividends. The Black-Scholes-Merton option pricing model also requires that we estimate the fair value of the underlying ordinary shares. These inputs are subjective and generally require significant judgment. We used the following assumptions for stock-based awards granted in the years ended December 31, 2009, 2010, and 2011:

	Year Ended December 31,
	2009	2010	2011
Expected term	6.1 years	5.9 years	6.0 years
Expected volatility	65%	60%	60%
Risk-free interest rate	2.5%	2.0%	2.0%
Expected dividend rate	0.0%	0.0%	0.0%

Expected term.    The expected term represents the period that our stock-based awards are expected to be outstanding and is determined using the simplified method for estimating expected term for awards in accordance with the guidance provided by the SEC. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the awards. We will continue to utilize the simplified method for all “plain vanilla” awards until we have established a reasonable period of representative trading history as a public company, at which time we will determine the expected term based on the historical option exercise behavior of our employees, expectations about future option exercise behavior and post-vesting cancellations.

Expected volatility.    As a private company, we have lacked company-specific historical and implied volatility information. Therefore, we estimate our expected volatility based on the historical volatility of our publicly-traded peer companies and expect to continue to do so until such time as we have adequate historical data regarding the volatility of our traded stock price. We consider companies as peers based on a number of factors including, but not limited to, similarity to us with respect to industry, business model, stage of growth, financial risk or other factors, along with considering the future plans of our company. The peer companies used in determining our expected volatility were, at the time of volatility determination, generally larger and operationally further developed than we are. However, the operational and financial growth and development of the peer companies during the period in which historical volatility were considered were determined to be sufficiently similar to our expectations for future growth to provide a reasonable basis on which to establish our expected volatility.

Risk-free interest rate.    The risk-free interest rate is the yield currently available on U.S. Treasury zero-coupon issues with a remaining term approximating the expected term of the option.

Expected dividend rate.    We assumed the expected dividend to be zero since we have never paid dividends and have no current plans to do so.

We recognize compensation expense for only the portion of options that are expected to vest. Accordingly, we have estimated expected forfeitures of stock options based on our historical forfeiture rate and used these rates in developing a future forfeiture rate. If our actual forfeiture rate varies from our historical rates and estimates, additional adjustments to compensation expense may be required in future periods.

We will continue to use judgment in evaluating the expected term, expected volatility and forfeiture rates related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may make refinements to the estimates of our expected volatility, expected terms and forfeiture rates, all of which could materially impact our future stock-based compensation expense.

The following table sets forth our total stock-based compensation expense for awards granted in the years ended December 31, 2009, 2010, and 2011:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Cost of goods sold	$6	$6	$3
Sales and marketing	52	30	41
Research and development	68	74	103
General and administrative	188	193	321

Total stock-based compensation expense	$314	$303	$468

As of December 31, 2011, we had $3,363,000 of unrecognized stock-based compensation expense, net of estimated forfeitures, that is expected to be recognized over a weighted-average period of 2.6 years. In future periods, we expect our stock-based compensation expense to increase as a result of our existing unrecognized stock-based compensation which will be recognized as these awards vest and as we issue additional stock-based awards to attract and retain our employees.

Common stock valuations.    We are required to estimate the fair value of the common stock underlying our stock options when performing the fair value calculations of our outstanding stock options using the Black-Scholes-Merton option-pricing model. The fair value of our common stock was determined on a periodic basis by our compensation committee of our board of directors, taking into account our most recent valuation analysis among other factors. The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation could be materially different. In determining the fair value of our common stock, our compensation committee considered valuation methods intended to comply with Section 409A of the Code that creates a presumption that the resulting valuation is reasonable. In addition, these common stock valuations were performed in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification 718, Stock Compensation, or ASC 718. Our compensation committee and management intended all options granted to be exercisable at a price per share not less than the fair value per share of our common stock on the date of grant based on the facts and circumstance known on the date of grant.

For all granted stock options, our compensation committee determined the fair value of our common stock on each grant date with reference to the factors listed below:

•	prices for our convertible preferred stock sold to outside investors in arm’s-length transactions;

•	our capital structure, including the rights, preferences and privileges of our preferred stock relative to those of our common stock;

•	our operating and financial performance;

•	business conditions and projections;

•

our likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions and the nature and history of our business;

•	market value of comparable public companies;

•	illiquidity of stock-based awards involving securities in a private company; and

•	U.S. and global capital market conditions.

To assist our compensation committee, our management provided our compensation committee with an estimate of the fair value of our common stock on each grant date.

To determine the fair value of our common stock, we first analyzed the equity value of the company using a weighted combination of two methodologies, the discounted cash flow method and the guideline public companies method. The discounted cash flow method estimates the value of the company based on our expected future cash flows discounted to present value at a rate of return commensurate with the risks associated with the cash flows. Management determined a financial forecast for each valuation date to be used in the computation of the equity value under the income approach. These financial forecasts took into account our past experience and future expectations. The discount rate is related generally to market-required rates of return observed in the venture capital industry as well as the specific perceived risks of achieving the forecasted financial performance. The guideline public companies method generally estimates the equity value of a company by applying market multiples of comparable companies that are publicly traded. We selected comparable companies on the basis of operational and economic similarity to our business at the time of the valuation. We then calculated a multiple of key metrics implied by the enterprise values of these comparable companies. Based on our historical and expected performance as compared to the comparable companies, we selected appropriate multiples and applied them to our metrics to derive an indication of equity value.

Specifically, we considered several factors affecting our equity value, including:

Common stock pricing indications implied from our most recent sales of preferred securities.    We used arm’s-length private transactions involving our convertible preferred stock, including the closings of the sale of our series CC rounds of convertible preferred stock at a purchase price of $1.15 per share in August 2010, October 2010, February 2011 and December 2011, adjusted to reflect our capitalization structure, the prevailing risk-free interest rates as of the dates of the sales, estimates of expected equity volatility and the expected time to liquidity.

Market pricing information from companies that we considered to be comparable or that we believed would be priced in a similar fashion.    The companies selected had significant operations in the medical technologies or aesthetics industry. We analyzed market equity values from these selected companies and applied appropriate multiples to our projected financial metrics to determine the future equity value or future common stock value. These values were then discounted to the valuation date at a risk adjusted rate of return to determine a current common stock value.

Discounted cash flow models.    Discounted cash flow models were based on our then existing financial projections. These cash flows were discounted to the present to determine a present common stock value indication, using a risk-adjusted equity rate. During the period November 17, 2010 through December 24, 2011, the equity rates of return used in our assumptions have fluctuated from a low of 15% to a high of 35%.

Market volatility.    We factored prevailing market conditions into our analysis when deriving the equity value indications. More specifically, we evaluated the volatility of companies we consider to be comparable to determine the equity value.

Liquidity considerations.    We considered the liquidity of our securities in determining our equity value and common stock value. Because our stockholders have not had access to an organized exchange on which to trade their securities, the appropriate adjustment to the value to account for this lack of liquidity was assessed. During the period November 17, 2010 through December 24, 2011, the adjustments for illiquidity of our common stock have fluctuated from a low of 12% to a high of 31%.

Once we determined an equity value, we utilized the option pricing method, or OPM, to allocate the equity value to each of our classes of stock. The OPM values each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights and strike prices of derivatives. This method is generally preferred when future outcomes are difficult to predict and dissolution or liquidation is not imminent. Prior to starting our preparation for this offering, we utilized the OPM because we could not reasonably estimate the form and timing of potential liquidity events.

The Probability Weighted Expected Return Method, or PWERM, involves a forward-looking analysis of the possible future outcomes of the company. This method is particularly useful when discrete future outcomes can be predicted at a high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM included outcomes based on a public offering of our common stock as well as other scenarios. In the other scenarios, a large portion of the equity value is allocated to the preferred stock to incorporate higher aggregate liquidation preferences. In the public offering scenario the equity value is allocated pro rata among the shares of common stock and each series of preferred stock, which causes the common stock to have a higher relative value per share than under the other scenarios. Determining the fair value of the enterprise using the PWERM requires us to estimate the probability of both types of scenarios and if different estimates are used, the fair value of the company could be significantly different.

The following table summarizes the fair value of the common stock underlying our stock options granted between November 17, 2010 and December 24, 2011:

Grant Date	Number of Options Granted	Per Share Exercise Price of Options	Fair Value Per Share of Common Stock	Updated Fair Value Per Share of Common Stock
November 17, 2010	2,127,827	$0.20	$0.20	$0.20
January 25, 2011	770,105	0.20	0.20	0.20
February 8, 2011	647,500	0.20	0.20	0.20
February 16, 2011	367,600	0.20	0.20	0.20
May 9, 2011	552,000	0.20	0.20	0.20
July 20, 2011	367,500	0.21	0.21	0.21
October 4, 2011	955,000	0.21	0.21	1.01
December 24, 2011	3,140,000	$0.43	$0.43	$1.11

No single event caused the valuation of our common stock to increase or decrease through December 24, 2011. Instead, a combination of the factors described below in each period led to the changes in the fair value of our common stock. The changes in fair value of our ordinary shares at the date of each grant are as follows:

November 17, 2010 Grants.  In November 2010, the compensation committee of our board of directors performed a valuation of our common stock intended to comply with section 409A of the Code. This valuation included reference to a contemporaneously obtained valuation report prepared by a valuation consulting firm dated as of October 2010. The report employed multiple valuation approaches including the market and income approach in determining our equity value as recommended by the American Institute of Certified Public Accountants practice guide on valuing private companies. The report applied a 15% non-marketability discount in the calculation of final fair value per share and also considered the impact of the series CC shares of preferred stock we issued during this time. Accordingly, the common stock value was determined to be $0.20 per share as of November 2010.

January 25, February 8, February 16 and May 9, 2011 Grants.  Our compensation committee issued grants at $0.20 per share, which reflected their determination of the fair value, based in part on the most recently available third-party valuation report and the determination that there were no events that occurred in the intervening period which would impact the fair value of the common stock on the date of grant nor were there any significant changes in our business or forecasts since November 17, 2010 to warrant a higher valuation.

July 20, 2011 Grants.  Our compensation committee performed a valuation of our common stock in July 2011. This valuation included reference to a contemporaneously obtained valuation report prepared by a valuation consulting firm dated as of June 2011, establishing our fair market value at $0.21 per share. The overall market conditions remained relatively stable from the previous valuation, but the valuation of our common stock was affected by moderately higher valuation multiples affecting comparable companies. Accordingly, the fair market value of our common stock was determined to be $0.21 per share in June 2011.

October 4, 2011 Grants.  For the stock option grants in October 2011, our compensation committee determined the fair market value to be $0.21 per share. This fair value was based on a number of factors, including considering those included in the most recent available valuation and considering that no events had occurred during the intervening period from the date of the last valuation report that would have increased the value of the stock. Subsequently, in preparing for this offering, we reviewed our October 4, 2011 option grants solely for the purpose of calculating the fair value of our stock options. During this review, we considered several additional factors: the effects of altering our allocation method from an option based method to a PWERM method; the effects of updating the initial public offering (IPO) scenario calculation to reflect the valuation multiples of a list of comparable public companies used in a presentation from an investment bank to our board of directors on July 26, 2011; and the effects of updating the probability weighting of an IPO to 50% to reflect the board discussion held at the July 26, 2011 board meeting regarding a possible initial public offering. Offsetting these factors, we took into consideration weaker than expected operating results, especially internationally; the need to significantly strengthen our finance function, including by hiring a chief financial officer; our immediate need to raise significant additional funding through a combination of equity and debt financing; and, the continued volatility of the capital markets and the lack of recent examples of comparable companies with successful initial public offerings. These factors led us to an updated fair value of common stock of $1.01 per share for the options granted on October 4, 2011 solely for purposes of calculating the fair value of our outstanding stock options.

December 24, 2011 Grants.  Our compensation committee performed a valuation of our common stock in December 2011. This valuation included reference to a contemporaneously obtained valuation report prepared by a valuation consulting firm dated as of November 2011, establishing our fair market value at $0.43 per share. The increase in our common stock fair market value was primarily attributable to the committee’s determination that potential for an initial public offering had increased. We subsequently obtained a revised valuation report using the PWERM methodology for the December 2011 grants that validated our $0.43 valuation. In preparing for this offering, we reviewed our December 24, 2011 option grants solely for the purpose of calculating the fair value of our stock options. During this review we noted that the board of directors selected underwriters for a potential IPO on November 1, 2011, and that we held an organizational meeting to formally begin the process for this offering on November 8, 2011 and had commenced the registration statement drafting process in preparation for filing. As a result, in addition to increasing the valuation multiples in the IPO scenario to reflect the valuation multiples of a list of comparable public companies used in a presentation from an investment bank to the board of directors on July 26, 2011, we also increased the probability weighting of a potential IPO to 70% to reflect the potential for an initial public offering had increased, while recognizing the volatility of the capital markets continued to create uncertainty as to our ability to complete this offering. We also took into consideration the November and December 2011 subsequent closings of our Series CC preferred stock financing at $1.15 per share in which several large existing investors declined to participate. These factors led us to an updated fair value of common stock of $1.11 per share for the options granted on December 24, 2011 solely for purposes of calculating the fair value of our outstanding stock options.

Convertible preferred stock warrants.  We account for warrants to purchase shares of our convertible preferred stock as liabilities at fair value because these warrants may obligate us to transfer assets to the holders at a future date under certain circumstances, such as a change of control. We re-measure these warrants to current fair value at each balance sheet date, and any change in fair value is recognized as a component of interest income and interest (expense) in our statements of operations. We estimated the fair value of these warrants at the respective balance sheet dates using an enterprise value option-pricing model. We use a number of assumptions to estimate the fair value including the remaining expected life of the warrant, risk-free interest rates, expected dividend yield, and expected volatility of the price of the underlying stock. These assumptions are subjective and the fair value of these warrants may have differed significantly had we used different assumptions. We will continue to adjust the convertible preferred stock warrant liability for changes in fair value until the earlier of the exercise or expiration of the convertible preferred stock warrants or until holders of our outstanding preferred stock can no longer trigger a deemed liquidation event.

Inventory reserves.  We record write-downs to inventory for potentially excess, obsolete or slow-moving goods in order to state inventory at its net realizable value. We regularly review inventory for excess and obsolete products and components, taking into account product life cycle and development plans, product expiration and quality issues, historical experience and our current inventory levels. If actual market conditions are less favorable than anticipated, additional inventory adjustments could be required.

Income taxes.  We account for income taxes under the liability method in accordance with ASC 740-10, Income Taxes, or ASC 740. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

We recognize liabilities for uncertain tax positions based upon a two-step process. To the extent a tax position does not meet a more-likely-than-not level of certainty, no benefit is recognized in the financial statements. If a position meets the more-likely-than-not level of certainty, it is recognized in the financial statements at the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. As part of our implementation for the fiscal year beginning January 1, 2009, we analyzed our tax positions taken with respect to all applicable income tax issues for all open tax years (in each respective jurisdiction), and concluded that no uncertain tax positions were required to be recognized in our financial statements. In accordance with ASC 740, our accounting policy is that interest and penalties recognized are classified as part of our income taxes. Since we have not recorded any reserves related to unrecognized tax benefits, we have not recorded any interest or penalties in our provision for income taxes.

The actual liability for unrealized tax benefits in any such contingency may be materially different from our estimates, which could result in the need to record additional liabilities for unrecognized tax benefits or potentially adjust previously-recorded liabilities for unrealized tax benefits and materially affect our results of operations.

As of December 31, 2011, we had federal and state net operating loss carryforwards of $95.1 million and $69.1 million, respectively. The federal net operating loss carryforwards will begin to expire in 2023, and the state net operating loss carryforwards will begin to expire in 2013. We are subject to income taxes in the U.S. federal jurisdiction and various state and local jurisdictions. Our tax years from inception through 2011 are subject to examination by the U.S. and state tax authorities due to the carryforward of unutilized net operating losses and research and development credits. We are not currently under examination in any tax jurisdictions.

Under federal and similar state tax statutes, substantial changes in our ownership, including ownership changes resulting from the offering contemplated by this prospectus, may limit our ability to use our available net operating loss and tax credit carryforwards. The annual limitation, as a result of a change of control, may result in the expiration of net operating losses and credits before utilization.

Recent Accounting Pronouncements

We are an “emerging growth company” and have not elected to take advantage of the extended transition period provided under the Jumpstart our Business Startups Act of 2012 for complying with new or revised accounting standards.

In May 2011, the FASB issued new guidance for fair value measurements to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for level three fair value measurements. The guidance is effective for us prospectively beginning in the first quarter of fiscal 2012. We are currently evaluating the impact this guidance may have on our financial position, results of operations and cash flows.

In June 2011, the FASB issued Accounting Standards Update, or ASU, No. 2011-05, Presentation of Comprehensive Income, or ASU 2011-05. ASU 2011-05 requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. Under the continuous statement approach, the statement would include the components and total of net income, the components and total of other comprehensive income and the total of comprehensive income. Under the two statement approach, the first statement would include the components and total of net income and the second statement would include the components and total of other comprehensive income and the total of comprehensive income. Comprehensive income may no longer be presented only within the consolidated statement of stockholders’ equity. ASU 2011-05 does not change the items that must be reported in other comprehensive income. ASU 2011-05 is effective retrospectively for interim and annual periods beginning after December 15, 2011, with early adoption permitted. We are currently evaluating the impact this guidance may have on our presentation of our financial position, results of operations and cash flows.

BUSINESS

Overview

Tria Beauty brings clinically-proven light-based aesthetic medical technologies out of the physician’s office and into the home. We sell easy-to-use, FDA-cleared medical devices to consumers that deliver results comparable to professional aesthetic treatments at a fraction of the cost. As a result, we believe we are expanding the market for aesthetic light-based treatments. Our recent customer survey suggests that roughly three quarters of our customers have never tried professional in-office laser treatments before purchasing our products. We have successfully combined our technical light-based expertise with extensive consumer marketing experience to produce and sell hand-held consumer skincare devices that are safe and effective, yet simple to use. Our two current product lines and our most advanced product under development are:

Hair Removal Laser, our leading product, is a diode laser device that provides permanent reduction in hair regrowth comparable to devices used in a physician’s office. It was cleared by the FDA in 2005 as a prescription device and in 2008 as an over-the-counter device.

Skin Perfecting Blue Light uses high-intensity blue light that inhibits acne-causing bacteria with anti-acne effectiveness comparable to light-based acne treatments performed in a physician’s office. It was cleared by the FDA in 2006 as a prescription device and it was cleared as an over-the-counter device for the treatment of mild to moderate inflammatory acne in 2010.

Skin Rejuvenating Laser, a product in late stage development, is a fractional non-ablative laser device designed to enable our entry into the anti-aging skincare market. We expect to begin selling this device outside of the United States in the second half of 2012. We believe, based on technical similarities to predicate, animal histology and pilot clinical studies, that our pivotal clinical studies will support a 2012 FDA application for OTC treatment of periorbital wrinkles (crow’s feet), perioral wrinkles (wrinkles around the mouth), dyschromia (uneven pigmentation) and textural irregularities like tactile roughness, for which fractional non-ablative technology has become an accepted treatment standard in professionals’ offices. We also believe that these clinical studies will demonstrate that the device has safety and effectiveness comparable to fractional non-ablative laser treatments in a physician’s office.

We have historically derived substantially all of our sales from our Hair Removal Laser. Our Skin Perfecting Blue Light, which we launched in 2010, remains in the early stages of commercialization and we expect that the Hair Removal Laser will be our primary source of sales and growth for the foreseeable future. We are involved in intellectual property litigation with Palomar Medical Technologies regarding technology incorporated into our Hair Removal Laser. There has been no trial date set, though summary judgment briefing is scheduled to be completed in December 2012. If we do not ultimately prevail in this litigation, we could be required to pay damages for past sales of the Hair Removal Laser and could be required to pay royalties for, or be enjoined from, future U.S. sales of the Hair Removal Laser through the expiration of the relevant patents in 2015.

Our focus on innovation has enabled us to rapidly develop new products, as well as introduce new generations of existing ones with improved performance characteristics and reduced manufacturing costs; our average manufacturing costs for our Hair Removal Laser have decreased 47% since 2008. Our devices are developed by engineers with decades of combined experience designing light-based aesthetic medical technologies for the professional setting. We have successfully applied our expertise to develop custom-designed components with proprietary safety systems, such as the Hair Removal Laser’s built-in skin sensor, that permit effective, high-power treatment while protecting the user’s eyes and skin. Safe and effective consumer devices present engineering and manufacturing challenges absent in large aesthetic capital equipment designed for physician use. As a result, we believe our expertise in designing products specifically for the consumer differentiates us from competitors who remain focused primarily on producing capital equipment for use by physicians.

A core element of our business is our distinctive marketing strategy and multi-channel distribution model. We believe high-engagement media such as our websites, infomercials and home shopping television are particularly effective at informing consumers about our innovative products, the compelling skincare benefits they produce and the way in which they are used and incorporated into a personal skincare regimen. We have built our brand by educating consumers about the specific benefits of light-based skincare and our products and developing direct relationships with those consumers. Our physical presence at premium retailers such as Bloomingdale’s, as well as in physician offices, helps to further strengthen our brand image, validate our technology and provide additional points of contact to educate consumers about our products.

Our net losses were $25.6 million and $34.8 million in the years ended December 31, 2010 and 2011, respectively. As of December 31, 2011, we had an accumulated deficit of $101.8 million. We expect to continue to incur losses as we invest in building the market for light-based skincare devices through our sales and marketing activities, expand our commercialization of new products and expand into new international geographies.

Competitive Strengths

We believe there is significant unmet demand in the skincare market for home-use medical devices that deliver results comparable to in-office professional aesthetic treatments. We believe that we are well positioned to pursue the market for home-use medical devices because addressing this market is the focus of our business. We have developed our research and development and marketing competencies specifically to pursue this opportunity. We believe that a significant investment in, for example, retail cosmetic skincare products, or capital equipment for use in physicians’ offices, would represent a significant departure from and conflict with, our primary business model and expertise. We attribute our historic success and future growth prospects to the following:

Effectiveness Comparable to Professional Treatments with In-Home Convenience at Affordable Prices:  We market to consumers who seek an effective alternative to traditional lotion and cream at-home skincare regimens that does not involve the inconvenience or expense of in-office professional treatments.

Consumer-Focused Sales and Marketing Approach:  We have established a multi-channel consumer-focused marketing approach with an emphasis on our direct sales channel. This allows us to acquire and retain customers by:

•	maintaining premium brand positioning with scalable investments in direct marketing while avoiding dependence on third-party retailers;

•

developing direct customer relationships that provide us with opportunities to continue to communicate with our customers through email and social media in an effort to improve their treatment compliance and satisfaction; and

•	encouraging the purchase of new product offerings, including new devices, topical skincare products and other consumables.

Innovative, Proprietary Technology:  Our expertise in incorporating light-based energy into safe, consumer-friendly home-use devices has allowed us to internally develop and launch two product lines, with a third expected to follow in 2012. Our demonstrated ability to move products from concept to commercialization has allowed us to launch three versions of our Hair Removal Laser in the United States in the last three years, with substantial improvements to enhance the user experience and reductions in unit cost with each new introduction.

Clinical Data and Scientific Publications: Our rigorous scientific approach, clinical trials and focus on regulatory approvals and compliance set us apart from many of our competitors who cannot legitimately make similar safety and effectiveness claims. The FDA and other regulatory clearances and approvals that we have received both domestically and internationally attest to our commitment to regulatory compliance and distinguish us from competitors that have not obtained legally required marketing approvals. We have conducted clinical studies with key opinion leading physicians that have been published in peer-reviewed scientific journals, including the Journal of Drugs in Dermatology and Lasers in Surgery and Medicine.

Demonstrated International Penetration:  Our proven direct sales strategy built on a scalable e-commerce platform has permitted us to enter new international markets with limited investment. Approximately 35% of our net sales were derived from outside of North America in 2011, primarily from Japan and South Korea. We have also leveraged our experience to rapidly expand into Canada and several countries in Europe. We believe that we have developed effective procedures that will facilitate our expansion into additional countries with demographics that offer the potential for significant demand for our products.

A Loyal Customer Base:  We have doubled the size of our customer base every year since 2008. Our recent customer research suggests we attract the majority of our customers from the OTC consumer skincare products market for hair removal and acne as, we believe, those customers trade up to more effective, longer-lasting skincare solutions. Approximately 80% of the approximately 1,300 individuals who responded to our recent customer survey indicated that they would both recommend our products to others and consider buying from us in the future. Almost half of the respondents who indicated that they would consider buying from us in the future responded that they would be interested in Tria products that address aging skin. As a result, we believe we are well positioned to enter the anti-aging category with our Skin Rejuvenating Laser.

Our clinically-demonstrated effectiveness is based upon data from clinical studies that are discussed in detail in “—Technology and Clinical Results.” Even where such studies demonstrate statistically significant results, many of these studies have relatively small sample sizes, which may be viewed as inherently less predictive of individual results than larger studies. Additionally, our clinical studies involve the use of our products under trained supervision and pursuant to our specifications, which may lead to better results than self-directed use by consumers.

Our Markets

We operate at the confluence of the markets for professional aesthetic skincare treatments and OTC cosmetic skincare products. According to Medical Insight, the professional aesthetic skincare market represented an estimated $15.0 billion of global sales for 2011, which included $2.4 billion related to hair removal, $0.4 billion related to anti-acne treatments and $4.0 billion related to anti-aging treatments. Based on data from Euromonitor, the OTC cosmetic skincare products markets for hair removal, anti-acne treatments and anti-aging treatments and nourishers represented an estimated $4.5 billion, $3.2 billion and $22.2 billion in 2011 global sales, respectively. Kline & Company reports that a combination of factors, including heightened awareness and technological advances, is driving the at-home skincare device market, which grew an estimated 48% and achieved estimated sales of approximately $532 million for 2011, of which an estimated $163 million was attributable to light-based devices, which grew at an estimated rate of 50%.

The $15.0 billion global professional aesthetic skincare market includes non-surgical aesthetic procedures delivered either in the physician’s office or in the professional spa setting. According to Medical Insight, professional light-based aesthetic treatments for hair removal, acne reduction and skin rejuvenation generated procedure fees estimated at $6.8 billion globally in 2011. We believe consumers demonstrate high levels of awareness and broadly accept the effectiveness of light-based skincare treatments. For example, the American Society of Plastic Surgeons reports that, in terms of absolute number of procedures performed, laser hair removal is the number one aesthetic procedure for women between the ages of 20 and 29 and the number two procedure behind Botox for women between the ages of 30 and 39. Despite this broad acceptance, sales for light-based professional treatments remain low compared to sales for OTC products that generally offer relatively little long-term benefit for consumers.

The $28.9 billion global OTC cosmetic skincare products market is composed of three product categories—depilatories, acne treatments and nourishers/anti-agers—which were identified, studied and estimated by Euromonitor in late 2010. The majority of these products are sold at low prices through mass merchandise retail outlets. While a majority of these products are sold at low prices through mass merchandise retail outlets, prestige skincare products are sold primarily through luxury outlets such as department stores and generally command higher prices. These prestige skincare products are marketed to our target customer and, according to the NPD group, U.S. sales of the category grew by 8% to $2.7 billion from 2009 to 2010.

Key Trends

The Boston Consulting Group estimates that the number of middle-income and affluent consumers in developing countries, defined as those with annual disposable incomes of more than $15,000, will reach 2.7 billion by 2020. Emerging economies are providing the platform for an increasing number of consumers to access prestige beauty and personal care products. As these consumers accumulate disposable income, we believe they tend to purchase products that improve physical appearance. We believe this consumer behavior is universal and will be embraced by the emerging economies that contain growing middle classes.

Increasingly, consumer products are being sold through e-commerce and infomercials, where companies have the ability to provide detailed product information, share extensive testimonials and demonstrate the product’s functionality and benefits. Such direct selling to consumers has emerged as a powerful sales channel for companies because it enables high-quality engagement with target consumers. We believe the distribution of prestige beauty products through the direct sales channel is resonating with a broader potential market than ever before, especially for products that provide solutions that may be new to the targeted consumer.

The at-home light-based skincare device industry is emerging and rapidly growing. This industry includes sonic-, light-, heat-, microcurrent- and microdermabrasion-based devices, and it addresses areas of skincare such as laser hair removal, anti-aging, acne and rosacea. At-home skincare devices typically cost less than, and offer greater convenience and privacy than, their office-based analogues, and these advantages have caused the industry to grow rapidly in recent years. In addition to FDA-cleared medical devices, of which there are few, there are a multitude of devices available that are marketed without FDA clearance or approval, on the purported basis that they are cosmetic products and not medical devices. Some of these devices are marketed as having medical device characteristics, in violation of FDA and Federal Trade Commission regulations, and lack clinically demonstrated safety and effectiveness.

Current Treatment Alternatives and their Limitations

Treatment alternatives for hair removal, acne and skin rejuvenation have historically been hindered by significant consumer trade-offs. Consumers who choose professional office-based aesthetic treatments commit to a relatively expensive and time-consuming process, while those who choose OTC skincare products sacrifice effectiveness for convenience and short-term affordability. Many current treatment alternatives suffer from one or more of the following limitations:

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Cost: While professional office-based aesthetic treatments can be effective, they can cost several thousand dollars to effectively treat a single area of the body. OTC skincare products can be low cost on a per use basis, but the cost over years of use of OTC skincare products can far exceed the cost of professional office-based alternatives.

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Effectiveness: OTC skincare products are typically used daily for an indefinite period of time to maintain their desired effects because they only deliver short-term results. OTC skincare products generally lack the proven effectiveness of professional office-based aesthetic treatments.

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Convenience: Professional office-based aesthetic procedures take several minutes to several hours per session. For optimal results, multiple sessions have to be scheduled over many months, which may create significant disruption to work or personal life. Time spent scheduling appointments, traveling to and from sessions and sitting in the waiting room further add to the overall inconvenience of these procedures. OTC skincare products are generally convenient, involving easy home-use treatment.

Hair Removal Alternatives:  Permanent hair removal can be accomplished through a laser or other light-based procedure or through electrolysis, which involves the application of electrical current one follicle at a time. Laser hair removal procedures are typically performed by or under the supervision of a physician using capital equipment, while electrolysis treatments are typically performed by a skilled licensed or certified electrologist.

Few patients achieve desired results after a single session because it is believed that hair in the active growth phase is more susceptible to treatment than hair in the dormant phase. Hair enters that growth phase at different times, so multiple sessions are required to best address the hair follicles in a particular treatment area. To achieve desired results, most patients require three to six laser hair removal sessions scheduled approximately three to six weeks apart. Electrolysis, which is performed one hair at a time, can take fifteen or more treatment sessions to treat a comparable area of the body to that treated in three to six laser hair removal sessions.

The total cost of either method can vary widely, primarily depending on the size of the area being treated. Typically, each laser hair removal session costs several hundred dollars and, to achieve desired results, patients must commit to several sessions that can cost thousands of dollars in the aggregate. Electrolysis treatment can range from several hundred dollars for a small area to several thousand dollars for larger areas.

Shaving and waxing products, as well as depilatory creams, are the most common OTC skincare products purchased for temporary removal of unwanted hair. These treatment alternatives share the advantage of being able to be performed in the privacy and convenience of one’s home. However, they do not provide permanent results and must be repeated frequently for an indefinite period of time. These OTC skincare products frequently cost several hundred dollars per year.

Acne Treatment Alternatives:  Acne is a multi-factorial skin disease caused in part by P. acnes bacteria, which occurs normally in post-pubescent skin. Under the right conditions, the bacteria become trapped within the skin and acne blemishes occur in the form of redness, blackheads and whiteheads. For adult women, acne is sometimes also associated with the hormonal changes related to menstruation, pregnancy or menopause, as well as with the use of makeup and masking creams, which can remove the skin’s protective coating of helpful bacteria or cause too much dryness.

Acne treatments are available in many different forms, including OTC creams and lotions, prescription medications and in-office procedures performed by professionals. OTC creams and lotions are the most common treatment option because they are convenient and can be self-administered in the privacy of one’s home. However, these creams and lotions have significant drawbacks when measuring effectiveness. Common acne creams and lotions use chemicals such as benzoyl peroxide, which is found in, for example, Proactiv Solution, or salicylic acid, which is found in, for example, Neutrogena acne wash. These chemicals can cause irritating side effects, including dryness or redness, which may result in termination of treatment. Additionally, the cost of these treatment regimes can vary widely, from less than a hundred dollars per year to upwards of a thousand dollars per year, based on customer needs and preferences, and are often used for many years.

Professional acne treatments, such as LED blue light therapy or laser therapy, have emerged as alternatives to prescription medications, such as topical creams and antibiotics. Unlike professional hair-removal treatment, professional acne treatment does not generally produce permanent results. Professional light-based therapies are primarily based on the anti-bacterial and anti-inflammatory properties of specific wavelengths of light that inhibit the acne-causing bacteria without harming the skin’s surface. However, P. acnes bacteria can rapidly re-establish, so ongoing in-office treatments are necessary for best results. Consequently, these professional treatments, while effective, are temporary, costly and inconvenient.

Anti-aging Treatment Alternatives:  Anti-aging treatment represents a broad category of aesthetic products and procedures designed to target unwelcome skin changes that occur naturally through the aging process or from environmental factors such as sun exposure and include fine lines, wrinkles, age spots, uneven skin tone, poor texture and sagging skin. Facial lotions claiming anti-aging properties can range in price from under $10 to $150 or more. Anti-aging cosmetics are not subject to FDA clearance and often lack credible clinical data demonstrating effectiveness. Treatment with FDA-cleared anti-aging products, as with hair removal and acne, typically involves the expense and inconvenience of repeated professional in-office procedures, whether treatment is with laser or other light-based procedures, toxins like Botox or dermal fillers. Of the available anti-aging treatment alternatives, many doctors believe that fractional non-ablative laser skin rejuvenation represents a breakthrough solution. Similar to more traditional light-based skin rejuvenation procedures, fractional non-ablative laser skin rejuvenation only treats a fraction of the skin by restricting the laser beam to fine “spot sizes” surrounded by untreated tissue, producing faster recovery times and fewer adverse side effects than non-fractional therapy while still delivering results. A professional in-office light-based fractional non-ablative treatment regimen requires approximately three to five sessions spaced about two to four weeks apart to achieve desired results. The cost ranges from $750 to $1,000 per session, or between $3,000 and $6,000 for a full treatment regimen. The results can last for up to six months or more before another treatment regimen is required.

Our Solution

Our products and our products in development provide light-based solutions for hair removal, acne treatment and skin rejuvenation without many of the compromises inherent in professional office-based aesthetic procedures and OTC skincare products. They are designed to deliver results comparable to professional aesthetic treatments at a fraction of the cost in the convenience and privacy of the home. Our consumer-focused products address the cost and convenience limitations facing services sold through the professional in-office setting, as well as the effectiveness limitations facing OTC skincare alternatives.

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Cost:  Over the course of a treatment regimen, our products are typically significantly less expensive than professional in-office treatment alternatives. We believe that our products are affordable not only to the affluent consumers of professional treatments, but also to consumers who otherwise sacrifice effectiveness for the short-term affordability of less expensive OTC treatments. Our products are more expensive than many competitive OTC cosmetic products.

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Effectiveness:  Our products deliver comparable results to professional treatments, providing the consumer an alternative to often ineffective OTC products. Each of our FDA-cleared hand-held devices is supported by multiple clinical studies demonstrating safety and effectiveness. Our laser hair removal product permanently reduces the regrowth of unwanted hair and can reduce or eliminate the need for ongoing shaving, waxing or spa treatments. Our acne blue light device emits the dose of a professional in-office device, inhibiting acne-causing bacteria within the skin and providing healthier looking, clearer skin and improved complexion.

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Convenience:  Each of our light-based hair removal, acne and skin rejuvenation products is designed with our customers’ needs for convenience and ease of use in mind, a characteristic shared by many OTC products. Our rechargeable products are engineered to be simple, lightweight and ergonomic and utilize proprietary laser and high-power LED systems. This allows our customers to use our products in the privacy of their homes as part of their existing personal skincare and beauty regimens.

Hair Removal Solution: Our Hair Removal Laser operates at a lower maximum energy density than typical professional devices and without skin cooling, while still delivering a wavelength of approximately 800 nanometers with an energy pulse of up to 22 joules per square centimeter, which provides sufficient energy to effect permanent hair reduction for indicated users. This enables cost-effective self-treatment on parts of the body below the neck for individuals with light-to-medium skin color and brown or black hair color. To deliver these energy levels within a consumer product at an affordable price, our device operates at a lower coverage rate than typical professional devices. While reduced coverage rate increases the time required to treat a particular area, it does not impact safety or effectiveness. Because our product enables treatment at home as part of the customer’s existing skincare regimen, we believe our products offer significantly more convenience and privacy than professional treatment alternatives.

Acne Solution:  The current professional blue-light acne treatment regimen generally involves one to two treatments per week for four to eight weeks. This treatment delivers an accumulated dose of approximately 400 joules per square centimeter to treat the underlying P. acnes bacteria and reduce the number of acne lesions. However, the bacteria will re-establish after treatments cease and the acne will return without regular re-treatment, which makes professional treatment especially expensive, inconvenient and impractical. We have designed our Skin Perfecting Blue Light device to provide the same effective, accumulated dose of 400 joules per square centimeter found in the professional setting but in brief daily treatments, rather than treatments administered once or twice a week in a physician’s office.

Anti-Aging Solution: Our Skin Rejuvenating Laser, which is currently under development, incorporates fractional laser technology. Similar to our currently marketed products, we are designing our Skin Rejuvenating Laser to change the current treatment paradigm by integrating our device into the consumer’s daily skincare regimen in a way that is convenient and minimally invasive. The current professional fractional anti-aging treatment regimen generally involves a series of three to six once-per-month sessions. At each session, the skin is treated with thousands of laser pulses that each treat only a microscopic area but in total add up to treat approximately 30-60% of the skin. Because such a large percentage of skin receives laser pulses at each session, there can be significant redness, swelling and discomfort. We have designed our home fractional device to deliver a sufficient number of laser pulses to treat 1-2% of the skin each day, thereby providing 30-60% coverage each month, which is equivalent to the professional dose, but, we believe, with fewer side effects and in a low-cost, hand-held device.

Customer satisfaction with aesthetic products and procedures is inherently subjective. Additionally, unlike office-based procedures, home-use products require the user to comply with recommended treatment instructions for optimal effectiveness. Our Hair Removal Laser is only intended for treatment on parts of the body below the neck by people with light-to-medium skin tones and brown or black hair color, since laser hair removal is not effective on individuals with light, red or grey hair color and may cause damage to individuals with darker skin tones.

Growth Strategy

Our goal is to be a leading developer and marketer of premium at-home, light-based skincare products by continuing to pursue the following strategies:

Grow Our Brand: We are growing what we believe to be an emerging category of at-home light-based skincare devices, and establishing our brand as a leader within it. Our multi-channel distribution model allows us to reach our customers directly to communicate the specific benefits of light-based skincare devices for home use. Over time, we believe that consumers will increasingly recognize and trust in our brand’s consistent ability to create high-quality, clinically-validated and FDA-cleared aesthetic medical devices and complementary topical products for home use.

Penetrate Our Existing Channels and Markets: We are in the early stages of penetrating our existing markets. While we have grown our sales at an annual rate of 66% over the past three calendar years, our sales represent a small percentage of the multi-billion dollar markets we target. We intend to continue implementing our multi-channel sales and marketing strategy, which is in various stages of deployment in existing geographies.

Expand into New Geographies: Our consumer-focused sales and marketing model, anchored by our direct channel, has allowed us to rapidly expand into new geographies, as evidenced by our track record of successfully launching our products outside the United States. We intend to grow our international presence by leveraging our experience to expand into new geographies with demographics that offer the potential for significant demand for our products.

Drive Product Innovation: We will continue to create new products and improve existing ones by leveraging our proven technology platforms. We anticipate introducing our Skin Rejuvenating Laser outside of the United States in 2012, and will continue to develop other light-based skincare products to provide consumers with a comprehensive and complementary portfolio of topical skincare solutions.

Our Customers

Our customer base consists of consumers from both the OTC cosmetic skincare market and the professional aesthetics market. According to our recent consumer sizing surveys, we draw the vast majority of our customers from the OTC consumer skincare products market for hair removal and acne as, we believe, they trade up to more effective, longer-lasting skincare solutions. Our typical U.S. customer is a woman between the ages of 25 and 55 with an average household income greater than $50,000. According to 2010 U.S. Census Bureau data, there are an estimated 33 million women in the United States who fall into this category. We believe this customer demographic contains highly favorable attributes, especially with respect to willingness to pay and capacity to spend on premium beauty products. In December 2011, we conducted a general population survey in an effort to determine an estimated size of our target U.S. population for hair removal, anti-acne and anti-aging. The survey gathered responses from over 1,600 men and women. The results showed that 42% of respondents not only fell within our typical age and income category, but also had naturally light brown to black hair and fair to light brown skin, shaved greater than three times per week or waxed greater than four times per year and indicated an interest in undergoing professional laser hair removal if the costs were lower. We extrapolated this 42% subpopulation to the 33 million U.S. women from the census data to conclude that the target U.S. population for our hair removal product consists of approximately 14 million women. We performed similar analyses for anti-acne and anti–aging to conclude that the size of those target U.S. populations are approximately 5 million men and women for anti-acne and 18 million women for anti-aging.

In the fall of 2011, we conducted an additional online survey of existing customers who purchased either or both of our Hair Removal Laser and Skin Perfecting Blue Light within the last year. Of the customers to whom we sent this survey, we received approximately 1,300 total responses. Approximately 75% of our customers indicated that they had never tried professional in-office laser treatments before purchasing our products. Roughly 80% of the survey respondents indicated that they would both recommend our products to others and consider buying from us in the future. Almost half of the respondents who indicated that they would consider buying from us in the future responded that they would be interested in Tria products that address aging skin. As a result, we believe we are well positioned to enter the anti-aging category with our Skin Rejuvenating Laser.

Distribution Channels

We believe that a core element of our business is our distinctive multi-channel distribution model, which differs significantly from traditional skincare distribution, because our products are not sold primarily through retail stores, which would require us to act as a wholesaler, nor are they sold to physicians as capital equipment, which would require us to employ a large sales force. We primarily sell our products to consumers through a direct sales channel strategy anchored by our e-commerce website at www.triabeauty.com and infomercials. Secondarily, we sell our products wholesale through a number of indirect sales channels, including on television through QVC, and at physical locations and websites of select high-end retailers and physician offices.

Our domestic distribution model focuses on the direct channel, which is the primary driver of our domestic sales and growth. Our indirect channel strategy is designed to complement and reinforce our direct channel. We believe that this distribution model enables us to effectively and efficiently:

•	drive brand awareness across channels;

•	measure and optimize the cost of acquiring and educating customers;

•	sell additional products to existing customers;

•	develop and adjust strategies to improve sales efficiency;

•	build premium brand positioning while effectively maximizing the return on advertising and marketing investments; and

•	provide a convenient means for consumers to purchase our products.

The aspects and benefits of both our primary direct distribution channel and our indirect distribution channel are summarized by the following table.

Channel	Marketing Benefits
Direct
Corporate e-commerce sites www.triabeauty.com www.trytrialaser.com e-commerce affiliates	• Cost-effective consumer acquisition • Consumer education • Cross marketing of products • Direct and repeated contact with customers

Infomercials Long-form Short-form	• Consumer education • Brand awareness • Message control • Wide audience

Indirect
Premium Wholesale Bloomingdale’s stores and website Bergdorf Goodman website	• Brand prestige • Personal interaction • Wide audience

Physician-Dispensed	• Professional endorsement • Product credibility • Consumer education

Television Shopping QVC www.qvc.com	• Consumer education • Brand awareness • Targeted demographic • Wide audience

Direct Channel.  Our direct sales distribution channel includes numerous digital and direct marketing efforts that drive traffic to our main website, www.triabeauty.com, and e-commerce affiliates, such as www.amazon.com. Our leading direct traffic sources consist of paid and unpaid search referrals, affiliate sites and online and traditional public relations. This channel is the emphasis of our sales and marketing strategy because it drives strong margins and enables us to scale internationally, while maintaining control over our marketing messages and costs. Through the use of the internet, we are able to efficiently acquire our target customers. Once we acquire a customer through a direct sales channel, we have a significant opportunity to continue to communicate with them through email and social media to cross-sell additional products, introduce new products and provide reminders when it is time to reorder consumable aspects of our products. This interaction also allows us to encourage customer compliance, which is a key driver of improved outcomes and satisfaction.

Our direct response television efforts include infomercials broadcast in 29-minute “long-form” programs and one- and two-minute “short-form” programs. In addition to driving immediate response to sites and call centers resulting in direct sales, our direct response television spots enable us to increase brand awareness, communicate the specific properties of the Hair Removal Laser and Skin Perfecting Blue Light and educate the consumer regarding proper use of our products. We work with an independent media agency to develop a media strategy and acquire desired time slots.

Indirect Channel.  Since February 2009, we have marketed and sold our products on-air at QVC and through QVC’s website at www.qvc.com. According to QVC, they reach approximately 85 million American homes and more than 190,000 customers shop with QVC every day. We believe that QVC is a strong consumer acquisition channel and we use home television shopping to develop brand awareness and educate consumers on product differentiation, proper use and resulting benefits.

We also market and sell our products through high-end retailers. Our retail channel enables us to provide additional points of contact to drive customer awareness with limited capital investment, educate consumers about our products and further strengthen our brand image. We believe that our physical presence at high-end retailers, such as Bloomingdale’s, reinforces our image as a quality brand, allows us to target a consumer who may be less inclined to shop online and provides an inviting venue to experience our products personally and discuss product features with experienced sales personnel.

Our Skin Perfecting Blue Light is also sold through our physician dispensing program, whereby dermatologists and other physicians can sell the product to patients suffering from mild to moderate inflammatory acne. We believe that selling the Skin Perfecting Blue Light to patients represents an attractive alternative for physicians unwilling or unable to make an investment in professional blue light capital equipment, as well as those physicians who recognize the benefits of home treatment over in-office treatment. In addition, our blue light therapy can be an attractive adjunct to other treatments that the physician might dispense or prescribe.

International.  In our more mature international markets, we typically employ a similar distribution strategy to the United States, utilizing both direct and indirect channels, as is the case in Japan. In our newer geographies, including Korea, the United Kingdom and Canada, we start with the direct channel, which provides the most efficient and cost-effective means to test market receptiveness and adoption before investing in the indirect channel.

Branding, Product Design and Packaging

We are growing what we believe to be an emerging category of skincare, home-use light-based skincare devices, and establishing our brand as a leader within it. Over time, we believe consumers will recognize and trust in our brand’s consistent ability to create high-quality, clinically-validated and FDA-cleared aesthetic medical devices and complementary topical products for at-home use, increasing consumer awareness and expectations for what is possible. Our marketing strategy reflects the following priorities:

•	introducing and acquiring new consumers to our brand;

•	merchandising products according to channel demographics;

•	encouraging the purchase of additional product offerings;

•	generating and renewing excitement among our consumers; and

•	reinforcing our brand.

We believe that for a skincare product to succeed in the home setting, it must also create a pleasurable experience for the user. As a result, we complement our scientific capabilities with marketing expertise to develop products that appeal to the consumer. We compete on the basis of product performance, brand recognition, value and other core benefits to consumers. We work with leading global agencies to develop a holistic, best-in-class marketing and product experience, across all consumer touch points. We recognize that advertising, promotion, merchandising and packaging have a significant impact on consumer purchasing decisions. Consequently, our products are simple and easy to use and we believe that our packaging is elegant. We partner with strategic consultants and invest in developing deep consumer insights, significantly influencing product design and marketing communications. Our products, branding and pricing structure are consistent and widely recognizable through all distribution channels, including direct to consumer, retail and physician-dispensed.

We provide a full replacement warranty that our Hair Removal Laser and Skin Perfecting Blue Light are free of defects. Warranty periods range from 12 to 24 months from the date of purchase, depending on the geographical location and year purchased. If customers are not satisfied with our products, we also provide a full refund as part of our money-back guarantee program. For purchases made after March 30, 2011, customers have 90 days to return our Hair Removal Laser and 60 days to return our Skin Perfecting Blue Light and other acne products and kits for a full refund. Purchases made prior to March 30, 2011 are subject to our previous 30-day money-back guarantee program. We also allow our customers to purchase certain products in installments. For example, we offer our direct customers a payment plan consisting of a down payment plus four to five equal monthly payments secured by a credit card.

Technology and Clinical Results

Our products incorporate proprietary technology developed by skilled scientists and tested in clinical studies for safety and effectiveness using the same methodologies established by professional aesthetic medical equipment used in the physician’s office. Our products are comparable to devices used in a physician’s office in terms of technological similarities, clinical results and, for our commercially-available products, regulatory clearances of substantial equivalence.

Hair Removal Laser.  Our Hair Removal Laser is a hand-held, cordless, rechargeable diode laser designed with features for easy operation by the consumer, including:

•	lightweight, ergonomic design;

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skin sensor to ensure that the user falls within the intended skin tone range of light-to-medium skin tones (because our Hair Removal Laser is only intended for people with light-to-medium skin tones and may cause injury to those with darker skin tones);

•	automatic pulse upon contact with the skin;

•	five adjustable comfort settings to control the amount of energy emitted during treatment; and

•	easy-to-use graphic user interface with universal symbols for battery charge, heat setting and skin sensor indicator.

The primary components of our Hair Removal Laser include a solid-state light engine, optical diffuser and optical delivery mechanism, optical skin sensor, along with a lithium battery and control electronics. The Hair Removal Laser delivers beams of infrared light at a wavelength of approximately 800 nanometers with an energy pulse of up to 22 joules per square centimeter. This energy level is generally less than the maximum energy levels of professional devices but within the range of settable energy levels for those devices and still capable of inducing permanent hair reduction when used as directed. This energy can be absorbed by melanin, disabling the hair follicles without harming the surrounding skin by thermally injuring the stem cells responsible for the hair growth cycle, a process known as selective photothermolysis. A typical treatment can take from 10 to 40 minutes depending on the size and condition of the area being treated. Because hair cycles through active and dormant phases, and laser hair removal is believed to be most effective in the active phase, customers are instructed to continue treatments twice a month for the first three months and then once a month for five additional months to achieve best results.

The core technology of our Hair Removal Laser has been examined in several studies, including a clinical study designed to simulate consumer home use. The study involved the treatment of 77 “appropriate” users and 44 “inappropriate” users. The study was designed to test both the safety and effectiveness of the device in appropriate users and just the safety of the device in inappropriate users. Appropriate users were defined as individuals with naturally light brown to black hair and fair to light brown skin (Fitzpatrick Skin Types I-IV), while inappropriate users were defined as individuals not meeting one or both of those criteria. The device may be ineffective on users with relatively lighter colored hair because lighter colored hair may not contain enough pigment to absorb a sufficient amount of light. The device may be harmful for users with relatively darker skin because higher levels of melanin in such skin may result in too much light being absorbed by the skin. Appropriate users self-administered three treatments over six weeks (less than one-third of the treatments that we currently recommend for use of our Hair Removal Laser), while inappropriate users were given a single pulse at the device’s highest energy setting. The results of this clinical study were published by Ronald G.

Wheeland, M.D., FACP, the principal investigator and a leading laser dermatologist, in the July 2007 issue of Lasers in Surgery and Medicine and formed the basis of our 2008 FDA clearance. The results of the clinical study demonstrated:

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short-term benefits for appropriate users of 61%, 70% and 60% hair count reduction at three weeks after the first treatment, three weeks after the second treatment and four weeks after the third and last treatment, respectively, which was the basis for our FDA indication for “adjunctive use with shaving for hair removal sustained with periodic treatments”; and

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long-term benefits for appropriate users of 41%, 31% and 33% hair count reduction at 6, 9 and 12 months after the last treatment, respectively, which was the basis for our expanded FDA indication in 2009 for “permanent reduction in hair regrowth defined as a long-term, stable reduction in hair counts following a treatment regime.”

In questionnaires, one year after the appropriate users’ last treatment, relative to their pre-treatment hair, 71% of appropriate users reported finer hair, 44% reported lighter hair and 64% found their hair to be less noticeable. The only side effect observed immediately after treatment or by an investigator for appropriate users was transient erythema (redness) with an incidence rate of 33%. The erythema was judged as minimal or moderate and resolved spontaneously, often in less than 30 minutes while the subject was still in the clinic. Burning and blistering was observed with the treatment of inappropriate users having naturally dark brown to black skin (Fitzpatrick Skin Types V or VI).

In another clinical study (pending submission to a peer-reviewed journal), safety and effectiveness of eight treatments (a more typical number of treatments for laser hair removal than the three-treatment protocol used in our pre-clearance trial) was measured in a baseline and shaving controlled study with 12-month follow up. Here, 21 indicated subjects (naturally brown or black hair, Fitzpatrick Skin Type I-IV) were enrolled with eight discontinuing at some point in the long (20 month) study, which provided a sufficient sample size for statistical significance. Subjects were given monthly staff-administered treatments at 7, 12 and 20 J/cm2 corresponding to low, medium and high settings of the device, respectively. An adjacent area was left untreated but shaved at the same intervals as the treated sites to provide the shaving control. During the treatment period, the hair reduction on the active sites generally increased with each treatment to a mean reduction of 23%, 32% and 50% at one month after the last treatment at low, medium and high, respectively. During the follow-up period, the corresponding hair count reduction remained relatively stable with a mean reduction of 31%, 36% and 52% at 12 months after the last treatment at low, medium and high, respectively. In sharp contrast, the shaving control site was generally stable over the study duration and showed a slight increase in hair counts of 23% and 13%, compared to baseline at one and 12 months after the last treatment, respectively. After normalizing to control, the mean hair count reductions for the treatment sites were 47%, 55% and 73% at one month after the last treatment and 44%, 49% and 65% at 12 months after the last treatment, for low, medium and high settings, respectively. These reductions were all statistically significant (p<0.05) using standard statistical assessments. These clinical results are comparable to results reported for professional laser and light-based hair removal when used on indicated users and according to the device’s instructions for use.

Skin Perfecting Blue Light.  Our Skin Perfecting Blue Light is a hand-held, cordless, rechargeable device that uses high-intensity blue light to inhibit acne-causing bacteria within the skin. The Skin Perfecting Blue Light has a power density of 400 milliwatts per square centimeter and an output wavelength of 415 nanometers. We have designed our Skin Perfecting Blue Light device to provide the same effective, accumulated dose of 400 joules per square centimeter found in the professional setting but in brief daily treatments, rather than treatments administered once or twice a week in a physician’s office. The treatment is designed to effect photochemical destruction of the P. acnes bacteria, whereby blue light is absorbed by porphyrin, producing reactive oxygen that targets the bacteria.

The Skin Perfecting Blue Light allows our customers to clear breakouts gently while improving their skin complexion, tone and texture. The Skin Perfecting Blue Light features inviting packaging, a lightweight, ergonomic design and an easy-to-use graphic user interface with universal symbols for battery charge, length of the current treatment session and the remaining time on the treatment cartridge. The device has no on/off button; instead, it automatically turns on and off as it is placed on the skin or taken away. The device uses our proprietary solid-state light engine and a replaceable encrypted treatment cartridge that permits the device to be used for 300 minutes of treatment time (60 days of typical use). Consumers can purchase additional 300-minute treatment cartridges for the device. Our Skin Perfecting Blue Light also incorporates optical diffuser technology for eye safety and visual uniformity, custom adaptive capacitive sensor and lithium battery technology.

The safety and effectiveness of our Skin Perfecting Blue Light core technology has been studied in a number of clinical trials, including a pivotal clinical study which formed the basis of our 2010 FDA clearance. That single-center, placebo-controlled study was conducted by Zoe Draelos, M.D. and measured safety and effectiveness of treating mild to moderate acne in 39 subjects. Subjects were treated in a split-face fashion in which one side of the face was randomly assigned to receive treatment with the blue light and the other side of the face receiving no treatment as a control. Subjects were treated five days a week at the study site for two weeks. A five-minute treatment with blue light treatment was applied to a 3x3cm area of the face having mild to moderate acne. In addition, individual or groups of lesions within this area were treated for an additional 30 seconds. Primary efficacy (a statistically significant improvement in the investigator’s overall assessment of acne on the treated side of the face versus the non-treated side) was achieved with a statistically significant (p=0.002) drop in acne severity at the end of two weeks of treatment. Acne lesion counts on the treated and untreated sides of the face were performed. At the end of two weeks there was an approximately 70% decrease in baseline papule counts on the treated side, versus an approximately 25% decrease on the untreated side. Treatment with the Skin Perfecting Blue Light was well tolerated; no adverse events were reported during the study. Results from this study supported the FDA clearance of the Skin Perfecting Blue Light for the treatment of mild to moderate inflammatory acne.

Subsequently, a single-center, open-label study of our Skin Perfecting Blue Light was conducted by Ronald G. Wheeland, M.D., FACP, and Andrea Koreck, M.D., Ph.D. In this study, the safety and effectiveness of a high and low dose treatment regimen for treating mild to moderate acne was evaluated in 31 subjects. Subjects treated with the blue light by using a “paint the face” motion twice daily for eight weeks. The high dose treatment was achieved by painting a 3x5cm area of the face for three minutes, representing a dose that may occur during treatment of a localized breakout, and the low dose treatment was achieved by treating the remainder of the face for three minutes, representing a full face treatment. Subjects were also instructed to spot-treat breakout areas during the first two weeks of treatment. Inflammatory lesion counts were performed by the investigator at baseline and at weeks one, two, three, four, six and eight weeks. Treatment with the Skin Perfecting Blue Light resulted in statistically significant (p≤0.01) percentage reductions from baseline in inflammatory lesion count as early as week one in the high dose treatment area and in week three in the low dose treatment area. The median reductions in inflammatory lesion count at weeks one, four and eight were 29%, 43% and 60%, respectively, in the high dose area, and 23%, 33% and 46%, respectively, in the low dose treatment area. Subject-reported satisfaction was excellent, including the fact that 100% of subjects reported improvement in the frequency and severity of their flares at week eight compared with baseline. The Skin Perfecting Blue Light was well tolerated; three adverse events reported as probably related to treatment were minimal transient skin dryness in two subjects and minimal transient hyperpigmentation in one subject. This study was postered at the 2011 Maui Derm and Dermatology World Congress conferences and has been accepted for publication by the Journal of Clinical and Aesthetic Dermatology.

A follow-on, two-center, open-label study of our Skin Perfecting Blue Light used in conjunction with our Skin Perfecting Foam Cleanser and Skin Perfecting Serum was conducted by Ronald G. Wheeland, M.D., FACP and Sunil Dhawan, M.D. Here, the safety and effectiveness of the blue light device for treating mild to moderate acne was evaluated in 28 subjects when used in conjunction with our pre-treatment cleanser and post-treatment serum. Subjects washed their faces in the morning and evening with the cleanser prior to treating with the blue light and applied the serum after treating in the evening. Subjects treated with the blue light by using a “paint the face” motion twice daily for eight weeks in high and low doses, identical to the device-only study described above. Treatment was associated with significant reductions from baseline in acne lesions—from week one onward for inflammatory lesions (p<0.01) and from week two or four onward for non-inflammatory lesion counts (p<0.05).

The median reduction in inflammatory lesion count at weeks one, four and eight, respectively, was 25%, 71% and 80% in the high dose treatment area and 33%, 33% and 67% in the low dose treatment area. With regard to the non-inflammatory lesion count, the median reduction at weeks one, four and eight, respectively, was 25%, 25% and 53% for the high dose and 0%, 40% and 33% for the low dose. These data show that inflammatory lesion counts can be improved by about 25% by using our topicals compared to only using our Skin Perfecting Blue Light. The Skin Perfecting Blue Light System was well tolerated; 11 adverse events involving transient dryness and erythema were reported for the topicals, and eight adverse events involving transient skin dryness and hyper pigmentation were reported for the Skin Perfecting Blue Light. One subject dropped from the study due to a facial rash attributed to the serum. This study was postered at the 2011 Maui Derm and Dermatology World Congress conferences and was published in the Journal of Drugs and Dermatology in June 2011.

An additional study was conducted to evaluate the tolerability of the Skin Perfecting Blue Light on Asian skin. This single-center, open-label study was conducted by Sunil Dhawan M.D. and Andrea Koreck, M.D., Ph.D. In this tolerability study, Asian subjects with or without acne were eligible for enrollment. Of the 31 subjects enrolled, 13 had mild to moderate acne and 18 did not have acne. Subjects were instructed to “paint their face” with the blue light for 90 seconds, twice daily for eight weeks. At week four, an improvement from baseline in skin redness and evenness of skin tone was reported in 91% of the acne group and 82% of the non-acne group. Similarly, at week four, an improvement from baseline in the smoothness of the skin was reported in 91% of the acne group and 94% of the non-acne group. At week four, 91% and 100% of the acne group and non-acne group, respectively, expressed agreement that “The device was gentle but effective.” Weekly evaluations of tolerability by the investigator showed a transient one-point worsening from baseline in erythema for one subject, dryness for three subjects and peeling in four subjects due, we believe, to the alcohol and sulfur-based cleanser used daily prior to treatment. No hyperpigmentation was reported. The Skin Perfecting Blue Light was therefore judged well tolerated in Asian skin, in both acne and non-acne skin. In addition, a majority of subjects reported a reduction in the redness of their skin and an improvement of evenness in skin tone after treatment with the device. This study was postered at the 2011 Maui Derm and Dermatology World Congress conferences.

Advanced Skincare.  Our Skin Perfecting Blue Light is complemented by several associated replenishable products, which the customer can reorder as needed or automatically at predetermined intervals, including:

•	Skin Perfecting Foam Cleanser: rinses away makeup and sunscreen, unclogs pores and removes dead skin cells and oil.

•	Clarifying Body Wash: gently exfoliates the skin and unclogs pores while helping to smooth fine lines and wrinkles and improve skin tone and texture.

•	Skin Perfecting Serum: calms inflammations and soothes skin to help smooth fine lines and wrinkles and improve skin tone and texture.

•	Oil-Free Sunblock: helps defend against sun damage.

Skin Rejuvenating Laser.  Our Skin Rejuvenating Laser is a product currently in development and designed to utilize fractional non-ablative technology to reduce wrinkles, eliminate age spots and dyschromia caused by excess pigmentation and improve the texture of the skin. Through this process, known as photothermolysis, laser light is absorbed by water, creating microscopic thermal zones to stimulate collagen and reduce pigment.

The primary components of the Skin Rejuvenating Laser include a proprietary solid-state light engine, proprietary optical scanner and contact and position sensors and a lithium battery and control electronics. The Skin Rejuvenating Laser is expected to deliver light at a wavelength of approximately 1,410 nanometers in microscopic beams (about 250 microns in diameter) that are distributed across the treated area. These microbeams generate microscopic thermal zones, or columns of coagulated tissue in the epidermis and dermis with an intact stratum corneum, that heal quickly from untreated neighboring tissue. In the healing process, collagen is stimulated and excess pigmentation is ejected, leading to a reduction in wrinkles, reduction in excess pigmentation and a smoothening of the skin. Approximately one to two percent of the skin is treated in a full face daily regimen such that 30-60% of the skin will be treated over the course of a month, which equals a typical monthly treatment at a professional clinic. This device is expected to allow our customers to obtain similar anti-aging benefits with daily at-home treatments to those that could be obtained with office-based technology. We expect that customers would treat their full face for approximately three to five minutes per day for best results. We expect, based on dosing parameters similar to predicates including the PaloVia by Palomar and the ReAura by Philips, histology and pilot clinical work, that our U.S. pivotal study will measure effectiveness end points consistent with previous studies conducted with professional aesthetic treatments. We expect that study to involve approximately 90 subjects, to begin in mid-2012 and to be completed within six months thereafter.

A histological study has been performed with a prototype of the Skin Rejuvenating Laser on an animal model (hairless guinea pigs) to observe healing and the extent and depth of microthermal zones, or MTZs. At all energies studied (approximately 6, 8 and 13 mJ/MTZ), the pulses produced MTZs that were typical and consistent with commercially-available predicate devices. Immediately after treatment, the MTZs were typically less than 500 microns deep and less than 200 microns wide. No tissue ablation was observed. Slight dermal and epidermal junction de-lamination occurred immediately post-treatment as is typical and which fully resolved by five days after treatment. Complete epidermal healing occurred and restructuring of healthy dermis was evident by day five. Normal dermal collagen replacement was observed by day 15. The prototypes demonstrated the desired tissue response and an excellent safety profile that supports its use in human clinical trials. The studies were performed under GLP controls.

A pilot, safety and efficacy study of a prototype of the Skin Rejuvenating Laser has been completed and preliminary results are available. This single-center, randomized, open-label study was conducted under an investigational device exemption by Brian Biesman, M.D. at the Nashville Centre for Laser and Facial Surgery, Nashville, Tennessee. Safety and efficacy of two proprietary regimens for treating periorbital wrinkles, perioral wrinkles, dyschromia (uneven pigmentation), diffuse redness and textural irregularities (like tactile roughness) was evaluated in 22 subjects. Subjects were treated in a split face fashion, in which each side of the face was randomly assigned to be treated with one of the dose regimens, five days a week for six weeks at the study center. Subjects were followed for 12 weeks after the final treatment. Primary efficacy was established at four weeks post-treatment for all indications, except textural irregularities, in which primary efficacy was established at two weeks post-treatment. Efficacy in the treatment of periorbital and perioral wrinkles was based on the investigator’s scores of blinded photographs (baseline versus four weeks post-treatment) using the nine-point Fitzpatrick Wrinkle Assessment Scale. Efficacy in the treatment of dyschromia and diffuse redness was evaluated in the same manner using a 9-point Dyschromia and Diffuse Redness Assessment Scale. The preliminary results of the investigator’s photographic assessments four weeks post-treatment are as follows for subjects in the low dose group: for periorbital wrinkles, 36% of subjects had at least a one-point improvement; for perioral wrinkles, 36% of subjects had at least a one-point improvement; for dyschromia, 55% of subjects had at least a one-point improvement; and for diffuse redness, 45% of subjects had at least a one-point improvement. Efficacy in the treatment of textural irregularities was based on the investigator’s scores of a live tactile roughness assessment using the 9-point Tactile Roughness Scale. For textural irregularities, all subjects had at least a one-point improvement two weeks post-treatment.

All treatment regimens were demonstrated to be safe and well tolerated. No unexpected or serious adverse events were reported. The most common, expected adverse events reported were skin burning sensation, stinging, erythema, skin sensitivity, dryness, hyperpigmentation, swelling and acne flares. A vast majority of these side effects were mild and transient, resolving within hours to a few days following treatment. Two subjects had mild erythema that lasted more than a few days post-treatment; it lasted for six days in one subject and 13 days in the other. One subject had skin sensitivity on sun exposure that lasted for 25 days, two subjects had mild dryness throughout treatment and two subjects had an acne flare that lasted more than a few days; it lasted for eight days in one subject and 12 days in the other. None of the reported side effects required treatment or caused an interruption in treatment with the device. Results from the Skin Rejuvenating Laser pilot study suggest the safety and efficacy of the device in treating facial wrinkles, skin discoloration and skin roughness is comparable to professional fraction non-ablative laser treatments performed in physician offices.

Product Development

One of our main goals as an organization is to innovate rapidly to stay ahead of our competition. To that end, we devise a product concept, refine and validate that vision, develop technology, optimize our clinical outcomes, create a product and then deliver our products both in the United States and internationally into our customers’ hands. Because we seek to innovate rapidly and render our own products obsolete, we focus a significant portion of our product development efforts on creating new products and improving existing products, based on our own innovation or based on feedback and suggestions from physicians and from our consumers. For example, our rapid pace of innovation has led to significant reductions in the manufactured cost and hence selling price of our Hair Removal Laser, as well as improvements in device function. Since introducing our first generation Hair Removal Laser in 2008, we have reduced the selling price to the consumer from $995 to $395 and we have increased product performance by reducing treatment times and lengthening battery life, while reducing manufacturing cost and maintaining or increasing gross margins.

As of March 31, 2012, our research and development staff consisted of 10 employees dedicated to all major engineering disciplines, upstream development, product development and sustaining engineering. To assist our research and development staff, we also employ a clinical/regulatory team of six people to implement clinical trials to study the safety and effectiveness of our products, handle submissions for product clearances and ensure quality compliance. Our product development activities occur at our California headquarters.

Competition

The markets in which we compete are subject to rapidly changing industry trends partially stemming from category expansion into at-home devices. In addition, consumer preferences continually evolve as educated beauty consumers become aware of new skincare treatments and brands and seek to find better results than they receive from their current routines. To compete successfully, we must be able to, among other things:

•	demonstrate the professional-level effectiveness of the products being offered;

•	build brand credibility and differentiation, as reflected by product benefits, cross-channel sales and marketing strategy and customer reviews and testimonials;

•	rapidly innovate with new and improved products;

•	communicate safety for at-home use through published clinical studies, third-party certifications or other means;

•	price products competitively and provide a compelling value proposition;

•	improve the consumer experience through multi-channel sales touch points;

•	provide an assortment and continuity of merchandise selection;

•	reliably fulfill and deliver orders; and

•	commit necessary resources to brand and customer support post-purchase.

We primarily compete against three categories of companies: those that sell premium positioned cosmetic OTC skincare products, such as Murad; those that provide capital equipment for office-based aesthetic procedures, such as Lumenis; and those that provide at-home skincare devices, such as HomeSkinovations. We believe that our combination of advanced light-based science and demonstrated ability to market directly to consumers provides us with a distinct competitive advantage over all three types of competitors. Our proximity to the customer through our direct channel provides us with an efficient and effective way to inform, educate and present our products for sale in the proper light and affords us the opportunity to gather crucial customer feedback and tailor our products to the exact needs of our customers. The combination of a multi-channel distribution model and core competencies in consumer product design, direct marketing expertise and proprietary medical technology know-how is not usually found in either traditional medical technology companies or in beauty products companies. We believe expertise in such diverse capabilities is difficult to achieve. We also believe there exists a disincentive for any company that has historically focused on either selling aesthetic capital equipment to medical professionals or leveraging wide retail distribution of OTC skincare products to devote substantial resources to competing directly against us, because to do so would undermine their core product offerings and capabilities. Nevertheless, there are many companies currently focusing on selling aesthetic capital equipment to medical professionals or focusing on wide retail distribution of OTC skincare products that have technical capabilities and financial resources that may be greater than ours. The technical capabilities and financial resources of these companies could enable them to compete effectively with our products, even though we may have current advantages.

The third category of competitors includes those within the emerging and rapidly growing industry of at-home skincare devices. This industry includes sonic-, light-, heat-, microcurrent- and microdermabrasion-based devices and it addresses skincare applications including cleansing, laser hair removal, anti-aging, acne and rosacea. We compete directly against companies in this category that sell products that provide hair and acne solutions. Once we begin to market our Skin Rejuvenating Laser, we will compete directly against the anti-aging products in this category. Our primary direct competitors, based upon market share, that sell at-home skincare devices include, for hair, Home Skinovations and Radiancy, and for acne, Pharos Life, Phototherapeautics, Radiancy and Zeno. In anti-aging, our current primary competitors include Home Skinovations, Pacific Bioscience Laboratories, Palomar Medical Technologies, and Philips. We are currently engaged in a false advertising lawsuit against Radiancy, and a patent infringement lawsuit against Palomar. See “—Legal Proceedings.” Because at-home skincare devices typically cost less and offer greater convenience and privacy than their office-based analogues, these advantages have caused the industry to grow rapidly in recent years. However, few devices in this category are FDA-cleared medical devices, and many devices lack clinically-demonstrated safety and effectiveness. Because our Hair Removal Laser and Skin Perfecting Blue Light are cleared by the FDA and exhibit clinically-demonstrated safety and effectiveness, we believe we have a competitive advantage over the other companies within this category. However, given our relatively early stage of commercialization and our limited market penetration, we cannot predict whether we will be able to compete successfully in the future.

Manufacturing

Hair Removal Laser

We outsource the manufacturing of our Hair Removal Laser. Using third-party manufacturers allows us to maintain fixed unit costs without incurring significant capital expenditures. We currently use one third-party contract manufacturer, Flextronics, to manufacture our Hair Removal Laser at its facility in southern China. Flextronics sources the raw materials, parts, components, subassemblies and packaging products from our approved vendors list that are then used by Flextronics to manufacture, assemble and test our Hair Removal Laser. We believe Flextronics’s manufacturing processes are in compliance with all pertinent U.S. and international quality and safety requirements and industry standards.

Our contract with Flextronics does not have minimum purchase requirements. Rather, we have some degree of flexibility to adjust the delivery quantities of finished products, as well as delivery schedules, to match our changing requirements. Each month, we provide Flextronics with a rolling 12-month order forecast. The order for the first 90 days of each forecast constitutes a binding purchase order. However, we may increase the size of the order by up to 50% or change delivery schedules upon 30 days’ prior notice. The forecasts we use are based on historical trends, current utilization patterns and sales forecasts of future demand. Lead times for the components used in the products may vary significantly depending on the specific component, size of the order, specific third-party supplier requirements and current market demand for the components and subassemblies. Additionally, we also make binding purchase commitments to certain suppliers of components and subassemblies either directly or indirectly through Flextronics. Flextronics may only purchase materials from suppliers who are approved by us and have been added to our approved vendor list. In total, we utilize approximately 50 different suppliers. Most of our third-party suppliers have no contractual obligations to supply us or Flextronics, and we and Flextronics are not contractually obligated to purchase from such third-party suppliers. Some components come from single suppliers, but in most cases alternate suppliers have been identified and qualified or, we believe, can be readily identified and qualified without significant disruption to our business. Our agreement with Flextronics continues indefinitely but can be terminated by either party for convenience upon 180 days’ written notice to the other party, or sooner, if there is an uncured material breach of contract. Flextronics is under no contractual non-compete and can, and does, manufacture products for competitors and potential competitors.

We may use additional contract manufacturers and source new suppliers in the future to reduce manufacturing costs, increase flexibility and diversification and minimize risks to our company as a result of potential supply or manufacturing interruptions that could cause delays in product manufacturing. Also, we annually identify and audit our critical suppliers to, among other things, ensure their financial stability. One key consideration for a multiple manufacturing and sourcing strategy is to reduce risk to our manufacturing operations and leverage optimal pricing structures for cost-efficient production of our Hair Removal Laser. We selectively purchase critical and long lead time items to reduce the risk of supply interruptions and intend to continue this practice.

Skin Perfecting Blue Light

We currently manufacture our Skin Perfecting Blue Light at our California headquarters. We do this because our current volume of production is not large enough to warrant utilization of a third-party contract manufacturer, though we anticipate transitioning the manufacture of our Skin Perfecting Blue Light to a third-party contract manufacturer when product sales warrant such a transition. To manufacture our Skin Perfecting Blue Light, we purchase components and subassemblies from a limited number of suppliers. We have flexibility with our suppliers to adjust the number of components and subassemblies as well as the delivery schedules. The forecasts we use are based on historical demands and sales forecasts of future demand. Lead times for components and subassemblies used in the finished products may vary significantly depending on the specific component, size of the order, time required to fabricate and test the components or subassemblies, specific supplier requirements and current market demand for the components and subassemblies. As with our other products, we are required to manufacture our Skin Perfecting Blue Light in compliance with the FDA’s Quality System Regulation, as well as similar foreign regulatory requirements, and we believe we are currently in compliance with such applicable regulations. Our failure to maintain compliance with these requirements could result in the shutdown of our manufacturing operations, delays in production or the recall of our Skin Perfecting Blue Light. In the event that one of our suppliers fails to maintain compliance with our quality requirements, we may have to qualify a new supplier and could experience manufacturing delays as a result.

Fulfillment

We use several third-party logistics companies to store our finished goods and fulfill our orders. These third-party logistics companies warehouse and, in some cases, pack, ship, process electronic transaction data, receive customer returns and electronically transfer inventory and shipment transaction data on a daily basis to us. Third-party logistics companies do not invoice our customers and they do not collect money on our behalf. DisCopyLabs, out of Fremont, California, handles all of our U.S. fulfillment, Kintetsu World Express provides us with fulfillment for our Asia-Pacific region, RHIEM Services GmbH, handles fulfillment for Europe, and Landmark Global fulfills our orders for Canada. Our freight forwarders act as the agent to clear customs and pay duties on our behalf and deliver shipments to the third-party logistics companies.

Utilization of third-party logistics companies allows us to quickly and efficiently establish product supply capabilities in targeted regions without the overhead expense associated with establishing our own fulfillment operations. We leverage the logistics know-how of these third-party providers and, in some instances, their volume shipping discounts with freight carriers. Activities done on our behalf at the current third-party logistics companies can be transitioned to new third-party logistics companies on relatively short notice and hence there has not been a need to duplicate fulfillment centers within regions.

Patents, Trademarks, Licenses and Other Intellectual Property Rights

We rely on a combination of patent, copyright, trademark and trade secret laws and nondisclosure and assignment agreements to protect our intellectual property rights. We have intellectual property rights in each of our hair removal, acne and anti-aging product areas. As of March 31, 2012, we had six issued U.S. patents (the earliest of which expires in 2021 and the latest of which expires in 2025), 12 published U.S. patent applications, 13 unpublished U.S. patent applications (including provisional patent applications and design patent applications) and five issued international patents, 11 published international patent applications and four unpublished international patent applications. Our patents provide us with intellectual property protection related to the areas of eye safety, skin safety, low cost manufacturing, treatment aspects and desirable design aspects. Most of our issued patents relate to our Hair Removal Laser. We own numerous copyrights and trade dress rights for our products and product packaging, and we rely on important trade secrets in the areas of light-tissue physics and our proprietary solid-state engine design and manufacturing.

Our patent applications may not result in issued patents, and we cannot assure you that any patents that issue will protect our intellectual property rights. We intend to file for additional patents to strengthen our intellectual property rights as appropriate, but third parties may challenge the validity of any of our patents, may independently develop similar or competing technology or may design around any of our patents. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights in these foreign countries as fully as in the United States.

Our employees are required to execute nondisclosure and assignment agreements in connection with their employment relationships with us. We also require them to agree to disclose and assign to us all inventions conceived in connection with the relationship. We cannot provide any assurance that employees and consultants will abide by the terms of their agreements regarding confidentiality and invention assignment. Despite measures taken to protect our intellectual property, unauthorized parties may copy aspects of our products or obtain and use information that we regard as proprietary.

Government Regulation

The design, development, manufacture, testing and sale of our products are subject to regulation by numerous governmental authorities, principally the FDA, and corresponding state and foreign regulatory agencies.

Our Regulatory Clearances and Approvals

Our Hair Removal Laser was cleared by the FDA in January 2009 for OTC use for permanent reduction in hair regrowth, defined as a long-term, stable reduction in hair counts following a treatment regime. Previously, the product had been cleared by the FDA in December 2005 as a prescription device for temporary hair removal and, in February 2008 as an OTC device for temporary hair removal. The device was also certified in January 2007 with a CE mark for permanent hair removal in Europe, was cleared in October 2009 by the Korea Food and Drug Administration in Korea for OTC hair removal, was cleared by Health Canada in Canada for OTC temporary and permanent reduction in hair re-growth in September 2007 and November 2010, respectively, and is pending clearance from the Central State Food and Drug Administration Bureau in China for OTC hair removal. There is currently no analogous formal regulatory process in Japan with which we need to comply.

Our Skin Perfecting Blue Light was cleared by the FDA for prescription and OTC treatment of mild to moderate inflammatory acne in April 2006 and January 2010, respectively. In addition, the Skin Perfecting Blue Light was cleared by Health Canada in Canada in May 2011 for inflammatory acne, is pending a medical CE mark for inflammatory acne in Europe and is pending clearance by the Korea Food and Drug Administration in Korea for inflammatory acne. There is currently no analogous formal regulatory process in Japan with which we need to comply.

Our Skin Rejuvenating Laser has not yet been cleared by the FDA. We have completed a pre-investigational device exemption process with the FDA, under which the FDA reviews and provides comments on the company’s proposed study protocol and labeling. In the United States, we expect to seek four marketing indications for the Skin Rejuvenating Laser: periorbital wrinkles, perioral wrinkles, dyschromia and textual irregularities. We expect to conduct a study to support our FDA application in 2012 with the goal of obtaining FDA clearance in 2013. In connection with our plan to seek CE marking, we commenced CE clinical studies in December 2011. We expect to obtain CE marking in the second half of 2012, following which, we expect to market the Skin Rejuvenating Laser outside the United States in 2012.

Regulation by the FDA

In the United States, the Federal Food, Drug, and Cosmetic Act, or FDCA, as well as FDA regulations and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import and post-market surveillance. The FDA regulates the design, manufacturing, servicing, sale and distribution of medical devices, including aesthetic medical devices. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution. The FDA can also refuse to approve pending applications.

Each medical device we wish to distribute commercially in the United States will require marketing authorization from the FDA prior to distribution. The two primary types of FDA marketing authorization applicable to a device are premarket notification, also called 510(k) clearance, and premarket approval, also called PMA approval. The type of marketing authorization is generally linked to the classification of the device. The FDA classifies medical devices into one of three classes (Class I, II or III) based on the level of regulatory control deemed sufficient to provide a reasonable assurance that the device is safe and effective. Devices requiring the lowest level of control sufficient to provide a reasonable assurance of safety and effectiveness are placed in Class I; such devices are subject only to general controls applicable to all devices, such as requirements for device labeling and adherence to the FDA’s Quality System Regulation, which establishes current good manufacturing practices for medical devices. Class II devices are subject to general controls and may also be subject to special controls such as performance standards, product-specific guidance documents, special labeling requirements, patient registries or postmarket surveillance. Class III devices are those for which insufficient information exists to assure safety and effectiveness solely through general or special controls and include life-sustaining devices, life-supporting devices, devices of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury.

Most Class I devices and some Class II devices are exempt from the 510(k) clearance requirement and can be marketed without prior authorization from the FDA. A small number of Class I devices and most Class II devices are eligible for marketing through the 510(k) clearance pathway. Devices in Class III generally require PMA approval prior to commercial marketing. The PMA approval process is more stringent, time consuming and expensive than the 510(k) clearance process; however, the 510(k) clearance process has also become increasingly stringent and expensive. The devices that we currently market in the United States are classified as Class II devices and were introduced into the market using the 510(k) clearance process. Historically, we have not had to use the more burdensome PMA approval procedure.

510(k) Clearance.    To obtain 510(k) clearance for a medical device, an applicant must submit a premarket notification to the FDA demonstrating that the device is “substantially equivalent” to a device legally marketed in the United States that is not subject to PMA approval, commonly known as the “predicate device.” A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (i) the same technological characteristics or (ii) different technological characteristics and information submitted to the FDA in the 510(k) premarket notification demonstrates that the device is as safe and effective as the predicate device and does not raise different questions of safety or effectiveness. A showing of substantial equivalence sometimes, but not always, requires clinical data. During its review of a 510(k), the FDA may request additional information or clarification of information already provided, which in some cases can require the applicant to conduct additional studies or otherwise provide additional data. The time it takes to obtain a final decision from the FDA regarding a substantially equivalent/not substantially equivalent determination on a 510(k) submission is difficult to estimate and can range from as short as a few months to a year or more.

After a device has received 510(k) clearance for a specific intended use, any change or modification to the indications for use or any change or modification that could significantly affect the device’s safety or effectiveness, such as a significant change in the design, materials, or method of manufacture of the device, may require a new 510(k) clearance or PMA approval. The determination as to whether a modification could significantly affect the device’s safety or effectiveness is initially left to the manufacturer using available FDA guidance. However, the FDA may review this determination to evaluate the regulatory status of the modified product at any time and, if the FDA disagrees with a manufacturer’s determination that a given modification or series of modifications did not require a new 510(k), it may require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or PMA approval is obtained. The manufacturer may also be subject to other FDA enforcement action, including significant monetary or other penalties, for failing to seek FDA clearance or approval of product modifications.

Regulation After FDA Clearance or Approval

Any medical devices we manufacture or distribute pursuant to clearance or approval by the FDA are subject to pervasive and continuing regulation by the FDA and certain state agencies. We and our manufacturers are required to adhere to applicable regulations setting forth detailed current Good Manufacturing Practices, or cGMP, requirements, as set forth in the Quality System Regulation, which include, among other things, testing, control and documentation requirements. Noncompliance with these standards can result in, among other things, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the government to grant 510(k) clearance or PMA approval of devices, withdrawal of marketing approvals and criminal prosecutions. In its manufacturing services agreement with us, Flextronics has covenanted to manufacture our devices in accordance with the FDA’s cGMP requirements.

Although we do not manufacture our Hair Removal Laser, we do manufacture our Skin Perfecting Blue Light, and are still required to comply with the FDA’s cGMP requirements. We must also comply with medical device reporting requirements by reviewing and reporting to the FDA whenever there is evidence that reasonably suggests that one of our products may have caused or contributed to a death or serious injury. We must also report any incident in which evidence reasonably suggests that our product has malfunctioned and such malfunction would likely cause or contribute to a death or serious injury if it were to recur.

Labeling and promotional activities are subject to scrutiny by the FDA under the FDCA. Medical devices approved or cleared by the FDA may not be promoted for unapproved or uncleared uses, otherwise known as “off-label” promotion. The FDA and other agencies actively enforce these laws and regulations, and a company that is found to have improperly promoted a device in violation of these laws may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

Federal and State Advertising and Unfair Trade Practice Laws

The advertising for our products is regulated by the Federal Trade Commission under the Federal Trade Commission Act. In addition, medical devices must be advertised and promoted truthfully and otherwise in compliance with state consumer protection laws prohibiting false advertising and unfair or deceptive trade practices. Also, under the federal Lanham Act, competitors and others can initiate litigation relating to advertising claims and practices, which we have done against others in the past and may also do in the future. A company that is found to have violated these laws may be subject to significant liability.

Food and Drug Administration Amendments Act of 2007

The Food and Drug Administration Amendments Act, or FDAAA, expanded the federal government’s clinical trial registry and results databank maintained by the NIH to include all (with limited exceptions) medical device trials. In particular, it requires certain information about device trials, including a description of the trial, participation criteria, location of trial sites, and contact information, to be sent to NIH for inclusion in a publicly accessible database. In addition, the NIH is currently drafting regulations to implement that law’s requirement that study sponsors report the results of clinical trials that form the primary basis for efficacy claims or are conducted after a device is approved or cleared for posting to the public database. Under the FDAAA, companies that violate these and other provisions of the new law are subject to substantial civil monetary penalties. We are in compliance with the FDAAA’s clinical study registry requirements.

Export of Our Products

Export of medical devices that are legally marketed in the United States is permitted without prior FDA notification or approval. Export of products subject to the 510(k) notification requirements, but not yet cleared for marketing, is permitted if certain requirements set forth in Section 801(e)(1) of the FDCA are met, including that the product accords with the specifications of the foreign purchaser, does not conflict with the importing country’s laws, is labeled as intended for export, and is not sold in the United States.

Foreign Government Regulation

The regulatory review process for medical devices varies from country to country, and many countries also impose product standards, packaging requirements, environmental requirements, labeling requirements and import restrictions on devices. Each country has its own tariff regulations, duties and tax requirements. Failure to comply with applicable foreign regulatory requirements may subject a company to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, criminal prosecution or other consequences.

Some of our products are regulated in the European Union as medical devices per the Medical Device Directive. An authorized third party, known as a notified body, must approve these products for medical CE marking indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the European Union. The device that we currently market in the European Union, the Hair Removal Laser, is not considered a medical product and is therefore allowed to be CE marked in a self-certification process. Our Skin Perfecting Blue Light is considered a medical product in the European Union and is currently pending a medical CE mark by our notified body, TUV Rheinland. Our CE mark for our Hair Removal Laser is contingent upon our continued compliance with the applicable regulations and the Quality System Requirements of ISO 13485-2003. The European Union has regulations similar to that of the FDA for the advertising and promotion of medical devices, clinical investigations and adverse events. We believe that we are in compliance with such regulations at this time.

Most major markets outside of the United States and European Union have different levels of regulatory requirements for medical devices. The regulatory requirements and the review time vary significantly from country to country. In Japan, we believe our products are cosmetic devices and are not classified as medical devices, so they are not subject to governmental regulation for medical devices.

Anti-Bribery Regulation

Because we have commercial operations overseas, we are subject to the Foreign Corrupt Practices Act, or FCPA, and other countries’ anti-corruption/anti-bribery regimes, such as the U.K. Bribery Act. The FCPA prohibits improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. Safeguards we implement to discourage improper payments or offers of payments by our employees, consultants, sales agents or distributors may be ineffective, and violations of the FCPA and similar laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, any of which would likely harm our reputation, business, financial condition and result of operations.

Patient Protection and Affordable Care Act

Our operations may also be impacted by the Federal Patient Protection and Affordable Care Act of 2010, as modified by the Health Care and Education Reconciliation Act of 2010, which we refer to as the Affordable Care Act, or ACA. The ACA imposes a 2.3% excise tax on sales of medical devices by manufacturers. Taxable devices include any medical device defined in Section 201(h) of the FDCA and intended for use by humans, with limited exemptions, including an exemption for devices that are determined to be of a type generally purchased by the general public at retail for individual use. The Internal Revenue Service published a proposed rulemaking in February 2012 that would exempt devices that are regularly available for purchase and use by individual consumers who are not medical professionals and whose design demonstrates that it is not primarily intended for use in a medical institution or office, or by medical professionals. Because our products are sold over the counter directly to consumers, we believe that they would be exempt from the tax; however, if this proposed exemption is deleted from the final rule, we could be required to pay the excise tax, which we would expect to begin paying beginning in 2013.

Environmental Regulation

We are subject to numerous foreign, federal, state and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions, product stewardship and environmental protection, including those governing the generation, storage, handling, use, transportation and disposal of hazardous or potentially hazardous materials. Some of these laws and regulations require us to obtain licenses or permits to conduct our operations. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. Although the costs to comply with applicable laws and regulations have not been material, we cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits.

Legal Proceedings

We are currently defending a patent infringement lawsuit brought by Palomar Medical Technologies in the United States District Court of Massachusetts. On June 24, 2009, Palomar filed a complaint for patent infringement alleging that we infringe U.S. Patent No. 5,735,844 by making, using, selling, importing and offering to sell our Hair Removal Laser. The complaint further alleges that our infringement has been and continues to be willful. Palomar’s complaint seeks damages and also seeks a preliminary and permanent injunction from further infringement of the ’844 patent. We filed and served our answer and counterclaims on July 20, 2009, denying infringement, and raising defenses including invalidity, non-infringement and unenforceability. On October 8, 2009, Palomar filed an amended complaint against us, adding to its prior complaint allegations of infringement of U.S. Patent No. 5,595,568. Palomar’s amended complaint seeks compensatory damages and also preliminary and permanent injunction from further infringement of the patents-in-suit, as well as attorneys’ fees, costs and treble damages. We filed and served our answer and counterclaims to their amended complaint on October 23, 2009, in which we again denied infringement and raised defenses including invalidity, non-infringement and unenforceability. We filed an amended answer and counterclaims to the amended complaint on February 9, 2010, and a second amended answer and counterclaims on February 7, 2011, in which we provided more detailed information about our defenses. We subsequently withdrew our previously-asserted defense of patent uneforceability, but continue to assert defenses of patent invalidity and non-infringement.

The ’568 and ’844 patents underwent reexamination proceedings before the U.S. Patent & Trademark Office, and reexamination certificates confirming the patentability of a number of claims of those patents were issued on November 17, 2009 and December 8, 2009. A claim construction hearing (also known as a Markman hearing) was held in August 2010, and in October 2010 the court issued a ruling that Palomar has stated publicly it considers to be favorable. Fact discovery is essentially completed and expert discovery is ongoing and scheduled to close in August 2012. Summary judgment briefing is scheduled to be completed in December 2012. As of the date of this prospectus, no trial date has been set. We are denying all allegations and are vigorously defending this case; however, lawsuits are inherently uncertain and unpredictable as to ultimate outcome. Although Palomar has previously granted licenses to alleged infringers of these patents, if we do not prevail in this litigation, it is possible that we could be enjoined from selling our Hair Removal Laser in the United States through the 2015 expiration of the relevant patents. We may also be ordered to pay damages, as well as to make royalty payments to Palomar related to our U.S. sales through 2015. Accordingly, an adverse outcome in Palomar’s suit against us could materially hurt our business, financial condition, results of operations and cash flows.

In November 2010, we filed a lawsuit in the United States District Court for the Northern District of California against Radiancy, maker of the no!no! Hair hair-removal device. We assert that Radiancy has engaged in false advertising, trademark infringement and unfair competition, and we seek money damages and injunctive relief. Radiancy has filed an answer and counterclaim alleging false advertising, trademark infringement and unfair competition and seeking money damages and injunctive relief. In June 2011, we amended our complaint to add a claim regarding Radiancy’s advertising for its no!no! Skin acne-treatment product. In July 2011, Radiancy sought leave to add claims against one of our celebrity endorsers, and the court granted this request. We are in the discovery phase of the litigation and the case is active. A trial date has been set for July 2012.

In January 2011, Radiancy filed a lawsuit against us in the Supreme Court of New York for New York County, alleging unfair competition, tortious interference with contractual relations and misappropriation of confidential information, all allegedly arising out of our retention of several marketing and other service providers with which Radiancy claimed to have previously worked. Radiancy seeks money damages and injunctive relief. The case is in the early stages of discovery.

In addition to the above proceedings, we are subject to various claims and legal actions during the ordinary course of our business. We believe that there are currently no claims or legal actions, other than those described above, that would have a material adverse effect on our financial position, operations or potential performance.

Employees

As of March 31, 2012, we had 102 employees, including 11 employees on the executive team, 11 employees in finance and administration, five employees in information technology, 27 employees in marketing, 10 employees in research and development and engineering, 17 employees in product supply, six employees in clinical and regulatory affairs and 15 employees in our international locations. We believe our employee relations are good.

Facilities

We lease facilities in California, where we house our administrative, research and development, supply chain management, sales and marketing and Skin Perfecting Blue Light manufacturing operations. We also lease facilities in Japan, Korea and the United Kingdom, from which we manage our international sales and marketing operations. None of these facilities are material to our operations.

MANAGEMENT

Directors, Officers and Key Employees

The following table provides information regarding our directors, officers and key employees, including their ages and positions, as of April 7, 2012:

Name	Age	Position
Executive Officers
Kevin J. Appelbaum	48	Chief Executive Officer, President and Director
John J. Rangel	57	Chief Financial Officer
Tobin C. Island, Ph.D.	45	Chief Operating Officer
Danika R. Harrison	36	Senior Vice President, Global Marketing

Key Employees
Richard P.M. Glover	45	Vice President, General Manager, Europe
Husam Kal	43	Vice President, Global Supply Chain & Product Supply
Elizabeth Lee	45	Vice President, General Manager, Asia-Pacific
Harvey I. Liu, Ph.D.	45	Vice President, Engineering
Sridhar Nallani	41	Vice President, Information Technology
Lisa D. Parr, Pharm. D.	47	Vice President, Clinical, Regulatory & Quality Affairs

Non-Employee Directors
Albert Cha, M.D., Ph.D.(1)(3)	40	Director
Steven A. Elms(2)(4)	48	Director
James W. Glasheen, Ph.D.(2)(3)	44	Director
David M. Mauney, M.D.(1)(4)	43	Director
Edward W. Unkart(2)	62	Director
Michael J. Valentino(1)(3)	57	Director

(1)	Member of our compensation committee.
(2)	Member of our audit committee.
(3)	Member of our nominating and corporate governance committee.
(4)	Dr. Mauney will resign from our board of directors prior to the completion of this offering and Mr. Elms will take his position on the compensation committee.

Executive Officers

Kevin J. Appelbaum joined us as our chief commercial officer in January 2008 and became our president and chief executive officer in August 2008 and a member of our board of directors in September 2008. From 2006 to 2008, Mr. Appelbaum was an executive with Sephora. From 2001 to 2006, Mr. Appelbaum was a management consultant with Hawk Hill Advisors, a consulting firm primarily focused on consumer healthcare. Mr. Appelbaum currently serves as chairman of the board of a privately-held company that focuses on delivering primary healthcare services, as well as a member of the board of directors of a privately-held medical device company. Mr. Appelbaum holds a BSE in Chemical Engineering from the University of Pennsylvania and began his career as an Army infantry officer and special operations (Ranger) officer. We believe Mr. Appelbaum is qualified to serve on our board of directors because, as our chief executive officer, Mr. Appelbaum manages and oversees all facets of our operations and also because Mr. Appelbaum has experience serving as a member of the board of directors of other companies.

John J. Rangel has been our chief financial officer since August 2011. From October 2007 to August 2011, Mr. Rangel was vice president and chief financial officer for Specialized Bicycle Components. From 1983 to October 2007, Mr. Rangel served in various senior executive roles for K2, a global sporting goods company, including as chief financial officer from November 2002 to August 2004 and as president of European operations from August 2004 to October 2007. Mr. Rangel holds a BBA in Finance and Economics from Loyola Marymount University, and an M.B.A. from the University of Southern California.

Tobin C. Island, Ph.D. co-founded our company in 2003, was our executive vice president, operations from 2003 to 2008, and has been our chief operating officer since July 2008. From 2002 to 2003, Dr. Island was a senior director for the aesthetic business unit at Lumenis, a global aesthetic lasers and light-based technology company. From 1998 to 2002, at Lumenis, Dr. Island directed an engineering group of approximately 30 employees. Dr. Island holds a B.S., M.S. and Ph.D. in Physics from Stanford University.

Danika R. Harrison joined us as our vice president, global marketing and general manager, North America in March 2011 and became our senior vice president, global marketing in December 2011. From April 2006 to March 2011, Ms. Harrison worked at Rosetta, a consulting-centered interactive agency, where she was most recently a partner leading the relationship marketing group consulting for leading brands like Dannon, Johnson’s Baby, and Rogers to develop direct and digital marketing programs throughout the United States and Canada. Ms. Harrison holds a B.S. from Georgetown University and an M.B.A. from the Kellogg School of Management at Northwestern University.

Key Employees

Richard P.M. Glover has been our vice president and general manager, Europe, home based in the United Kingdom, since May 2011. From January 2006 to May 2011, Mr. Glover held senior management positions with Allergan, including as director of consumer marketing, a global pharmaceutical and consumer products company. Mr. Glover holds a Bachelor of Science (B.Sc.) in Biochemistry and Physiology from the University of the Witwatersand, Johannesburg, South Africa.

Husam Kal has been our vice president, global supply chain and product supply since August 2011. From July 2007 to July 2011, Mr. Kal held senior management positions with Trimble Navigation, a global developer of GPS positioning systems. From February 2004 to July 2007, Mr. Kal was the director of operations with Proxim Wireless. Mr. Kal holds a B.S. in Electrical Engineering from Arizona State University and an M.B.A. from the University of Phoenix.

Elizabeth Lee joined us as our vice president and general manager, Asia-Pacific, in February 2012. From March 2004 to February 2012, Ms. Lee served in various senior marketing roles at Johnson & Johnson, most recently as a general manager of Greiter AG (a Swiss-based subsidiary of Cilag GmbH International, a Johnson & Johnson subsidiary) and the Piz Buin sun care brand franchise. At Johnson & Johnson, Ms. Lee also held various local, regional and international marketing positions in the United States, Asia and Europe for the Neutrogena skin and hair care businesses and consumer wound care brands. Ms. Lee holds a B.A. in Economics from the University of Chicago and an M.B.A. from the Kellogg School of Management at Northwestern University.

Harvey I. Liu, Ph.D. has been our vice president, engineering since February 2006. From February 2003 to May 2004, Dr. Liu was a member of Carl Zeiss Meditec’s senior engineering team where he was responsible for non-invasive ophthalmic anterior chamber optical coherent tomography product development. Dr. Liu holds a B.S. in Electrical Engineering from California Institute of Technology, and an M.S. and Ph.D. in Electrical Engineering from Stanford University.

Sridhar Nallani has been our vice president, information technology since November 2008. From July 2008 to November 2008, Mr. Nallani was a senior director of information technology for Microsoft Corporation. From January 2005 to July 2008, Mr. Nallani served as first vice president of information technology for Washington Mutual Bank. Mr. Nallani holds an M.S. in Computer Science from Louisiana State University.

Lisa D. Parr, Pharm. D. has been our vice president, global clinical, regulatory and quality affairs since May 2009. From May 2006 to April 2009, Dr. Parr was vice president, clinical affairs, for Obagi Medical Products, a skincare company. From August 2001 to January 2004, Dr. Parr worked at Allergan as director of Botox clinical development and the neurotoxin clinical pharmacology unit. Dr. Parr holds a B.S. in Pharmacy from the University of Pittsburgh and a Doctor of Pharmacy from the University of Illinois at Chicago.

Non-Employee Directors

Albert Cha, M.D., Ph.D., has served as a member of our board of directors since July 2008. In 2000, Dr. Cha joined Vivo Ventures, a life science venture capital firm, where he has served in various positions, most recently as a managing partner. Dr. Cha currently serves as a member of the board of directors of several privately-held biotechnology and medical device companies. From June 2002 through February 2009, Dr. Cha served as a member of the board of directors at BioForm Medical, a publicly-held aesthetics medical device company. From July 2006 to June 2008, Dr. Cha served as a member of the board of directors of Biodel, a specialty pharmaceutical company. Dr. Cha holds a B.S. and an M.S. from Stanford University and an M.D. and a Ph.D. from the University of California at Los Angeles. We believe Dr. Cha is qualified to serve on our board because of his medical background, venture capital experience and significant experience serving as a director of our company and other life sciences companies.

Steven A. Elms has served as a member of our board of directors since July 2008. Since 2005, Mr. Elms has served as a managing partner of Aisling Capital, a private equity firm, and since 2000, he has served as a managing director of Perseus-Soros Management, an affiliate of Perseus-Soros BioPharmaceutical Fund, a private equity fund. Previously, he was a principal in the life sciences investment banking group of Hambrecht & Quist. Mr. Elms currently serves as a member of the board of directors of several privately-held biotechnology and medical device companies. Since August 2011, Mr. Elms has served as a member of the board of directors of Pernix Therapeutics, a publicly-held specialty pharmaceutical company focusing on the sale, marketing and development of products primarily for the pediatric market. From June 2004 to February 2011, Mr. Elms served as founder and chairman of the board of directors of MAP Pharmaceuticals, a publicly-held specialty pharmaceutical company focused on developing therapies for patients with neurological diseases. From May 2002 to July 2007, Mr. Elms served as a member of the board of directors of Bioenvision, a publicly-held biopharmaceutical company focused on developing oncology therapies. From 2001 to December 2006, Mr. Elms served as chairman of the board of directors of Adams Respiratory Therapeutics, a publicly-held pharmaceutical company focused on over-the-counter respiratory care products. Mr. Elms holds a B.A. from Stanford University and an M.B.A. from Northwestern’s Kellogg Graduate School of Management. We believe Mr. Elms’s private equity experience, investment banking experience and significant experience serving as a director of our company and other private and public healthcare and consumer products companies make him qualified to serve on our board of directors.

James W. Glasheen, Ph.D., has served as a member of our board of directors since April 2007. Since June 2002, Dr. Glasheen has served as a general partner at Technology Partners, a venture capital fund. From June 2000 to October 2002, Dr. Glasheen served as a managing director at CIT Venture Capital. From 1996 to 2000, Dr. Glasheen was a leader of McKinsey & Company’s pharmaceutical and medical products practice. Dr. Glasheen currently serves as a member of the board of directors of several privately-held biotechnology, consumer medical and medical device companies. Dr. Glasheen holds a B.S. from Duke University and an M.A. and Ph.D. from Harvard University. We believe Dr. Glasheen’s experiences with facilitating the growth of venture-backed companies, his experiences with McKinsey & Company and his consumer medical company expertise together with his historical perspective on our company make him qualified to serve on our board of directors.

David M. Mauney, M.D., has served as a member of our board of directors since March 2007. Since 2000, Dr. Mauney has served as a managing director at De Novo Ventures, where he is a co-founder. Dr. Mauney currently serves as a member of the board of directors of several privately-held medical device companies. Dr. Mauney holds a B.A. from Duke University and an M.D. from The Dartmouth School of Medicine. Dr. Mauney will resign from our board of directors prior to the completion of this offering.

Edward W. Unkart has served as a member of our board of directors since February 2011. From August 2006 to the present, Mr. Unkart has served as a member of the board of directors of XTENT, a manufacturer of drug-eluting stent systems. From October 2004 to June 2009, Mr. Unkart served as a member of the board of directors of VNUS Medical Technologies, a publicly-held medical device company, where he was the chair of the company’s audit committee and a member of the compensation committee. From January 2005 to December 2008, Mr. Unkart served as vice president of finance and administration and chief financial officer of SurgRx, a publicly-held manufacturer of medical devices. Mr. Unkart also currently serves on the board of directors of a privately-held medical device company. Mr. Unkart is a Certified Public Accountant and holds a B.S. and an M.B.A. from Stanford University. We believe Mr. Unkart is qualified to serve on our board of directors because of his finance and accounting education and expertise and his experience gained through his board and officer positions at other privately-held and publicly-traded companies.

Michael J. Valentino has served as a member of our board of directors since February 2011. From October 2007 to May 2009, Mr. Valentino served as a member of the board of directors of Xanodyne Pharmaceuticals and from May 2009 to May 2010, Mr. Valentino served as a member of the board of directors and also as the chief executive officer of that company. From August 2003 to January 2008, Mr. Valentino served as president and chief executive officer, and as a member of the board of directors, of Adams Respiratory Therapeutics, a publicly-traded specialty pharmaceutical company that was sold to Reckitt Benckiser for $2.3 billion in December 2007. While at Adams, Mr. Valentino led the successful commercialization of the consumer product Mucinex. Mr. Valentino holds a B.A. from the State University of New York at Stony Brook. We believe Mr. Valentino’s operating experience, combined with his prior board positions, make him qualified to serve on our board of directors.

Board Composition

Our board of directors is authorized to have seven members. There are no family relationships among any of our directors and executive officers. Effective upon the completion of this offering, our board of directors will be divided into three classes, as follows:

•	Class I, whose members will be Drs. Cha and Glasheen. The terms of the Class I directors will expire at our 2013 annual meeting of stockholders;

•	Class II, whose members will be Messrs. Elms and Valentino. The terms of the Class II directors will expire at our 2014 annual meeting of stockholders; and

•	Class III, whose members will be Messrs. Appelbaum and Unkart and one vacancy. The terms of the Class III directors will expire at our 2015 annual meeting of stockholders.

At each annual meeting of stockholders to be held after this initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. Our directors will hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal for cause by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote on the election of directors.

Board Leadership Structure

The bylaws and corporate governance guidelines that we will be adopting prior to the completion of this offering provide our board of directors with flexibility to combine or separate the positions of chairman of the board and chief executive officer in accordance with its determination that utilizing one or the other structure would be in the best interests of our company. At the current time, we do not have a chairman of the board. Our board believes that oversight of our company is the responsibility of our board as a whole, and this responsibility can be properly discharged without a chairman. Our chief executive officer facilitates communications between members of our board and works with management in the preparation of the agenda for each board meeting. All of our directors are encouraged to make suggestions for board agenda items or pre-meeting materials. Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Our board of directors’ role in risk oversight includes receiving reports from members of management regarding material risks faced by us and applicable mitigation strategies and activities, at least on a quarterly basis. The reports cover the critical areas of operations, sales and marketing, technology and legal and financial affairs. Our board of directors and its committees consider these reports, discuss matters with management and identify and evaluate strategic or operational risks, and determine appropriate initiatives to address those risks.

Director Independence

Under the listing requirements and rules of The NASDAQ Global Market, independent directors must comprise a majority of our board of directors within a specified period of the completion of this offering.

Our board of directors has undertaken a review of the composition of our board of directors and each of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that Messrs. Elms, Unkart and Valentino, as well as Drs. Cha and Glasheen, representing a majority of our directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of The NASDAQ Global Market. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Directors serve on these committees until their resignation or until otherwise determined by our board of directors. Copies of our audit committee, compensation committee and nominating and corporate governance committee charters will be available on our website at www.triabeauty.com. The reference to our web address does not constitute incorporation by reference of the information contained on or available through our website.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. This committee is authorized to, among other things:

•	appoint our independent auditors;

•	review our internal accounting procedures and financial statements;

•	consult with and review the services provided by our independent registered public accounting firm, including the results and scope of their audits; and

•	review and, if appropriate, approve any related party transactions for which audit committee approval is required by applicable law or the rules of NASDAQ.

Both our independent registered public accounting firm and management periodically meet separately with our audit committee.

The current members of our audit committee are Mr. Elms, Dr. Glasheen and Mr. Unkart. Mr. Unkart serves as chairman of the committee. We have determined that all of the members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. We have determined that Mr. Unkart is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of NASDAQ. We have determined that all of the members of our audit committee are independent directors as defined under the applicable rules and regulations of the SEC and NASDAQ.

Compensation Committee

Our compensation committee adopts and administers the compensation policies, plans and benefit programs for our executive officers and all other members of our executive team. Our compensation committee is authorized to, among other things:

•	determine compensation and benefits for our executive officers; and

•	administer and award grants under our equity compensation plans.

The current members of our compensation committee are Dr. Cha, Dr. Mauney and Mr. Valentino. Dr. Cha serves as the chairman of the committee. Mr. Elms will become a member of the compensation committee upon Mr. Mauney’s resignation from the board prior to the completion of this offering. We have determined that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, NASDAQ and SEC rules and regulations.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for, among other things, the following:

•	assisting the board in identifying prospective director nominees and recommending to the board of directors the director nominees for each annual meeting of stockholders;

•	recommending members for each board committee;

•	ensuring that the board is properly constituted to meet its fiduciary obligations to our company and the stockholders and that we follow appropriate governance standards;

•	developing and recommending governance principles applicable to our company to the board; and

•	overseeing the evaluation of the board and management.

The current members of our nominating and corporate governance committee are Dr. Cha, Dr. Glasheen and Mr. Valentino. Mr. Valentino serves as the chairman of the committee. We have determined that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, NASDAQ and SEC rules and regulations.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Ethics

We have adopted a code of ethics that applies to all of our officers, including those officers responsible for financial reporting, directors and employees prior to completion of this offering. We will post a copy of our code of ethics, and intend to post amendments to this code, or any waivers of its requirements, on our website at www.triabeauty.com, as permitted under SEC rules and regulations. The reference to our web address does not constitute incorporation by reference of the information contained on or available through this site.

Director Compensation

Following this offering, we will pay our independent directors, Messrs. Unkart and Valentino, as well as future independent directors, each a qualifying director, $1,500 for each board meeting attended in person and $500 for each board meeting attended telephonically. Each qualifying director will also receive an annual retainer of $40,000. In addition, each qualifying director who serves as the chairperson of our audit committee, compensation committee or nominating and corporate governance committee will receive, for his or her service in such capacity, an additional annual retainer of $15,000, $10,000 or $5,000, respectively, and each other qualifying director who is a member of the audit committee, compensation committee or nominating and corporate governance committee will receive an annual retainer of $7,500, $5,000 or $2,500, respectively. We reimburse each non-employee member of our board of directors for reasonable out-of-pocket expenses incurred in connection with attending our board and committee meetings.

In the past, we have granted independent directors options to purchase our common stock pursuant to the terms of our 2004 Plan. Effective upon the closing of this offering, newly elected directors will automatically receive an initial award of an option to purchase             shares under our 2012 Plan. In addition, beginning in 2013, directors who have served for at least the preceding six months will receive an annual grant of an option to purchase             shares on the day of and immediately following each annual meeting of our stockholders. Each initial option grant will become exercisable as to one-third of the shares subject to the grant on each anniversary of its date of grant, provided the director remains a director on such dates. Each annual option grant will be fully vested on the date of grant. Options granted will have an exercise price equal to the fair market value on the date of grant. For a more detailed description of these plans, see “Executive Compensation—Employee Benefit Plans.”

The following table sets forth information regarding compensation earned by our independent directors, Messrs. Unkart and Valentino, during the fiscal year ended December 31, 2011. As a private company, our policy has been to only compensate our non-employee directors who are not affiliated with any of our investors, so only Messrs. Unkart and Valentino received compensation during our most recent fiscal year. Differences in the compensation for Messrs. Unkart and Valentino, as reflected in the table below, are attributable to the fact that they negotiated different quarterly retainers prior to their engagement. These retainers will expire upon the completion of this offering and be replaced by the compensation described above, which will also be provided to our other non-employee directors.

Name	Fees Earned or Paid in Cash	Option Awards(1)	Total
Edward W. Unkart(2)	$17,890	$30,879	$48,769
Michael J. Valentino(3)	28,624	41,172	69,796

(1)	Reflects the grant date fair value of all awards made during the twelve months ended December 31, 2011 using the assumptions described elsewhere in this prospectus.

(2)	As of December 31, 2011, Mr. Unkart had options to purchase 277,500 shares of our common stock at an exercise price per share of $0.20.

(3)	As of December 31, 2011, Mr. Valentino had options to purchase 370,000 shares of our common stock at an exercise price per share of $0.20.

2011 Summary Compensation Table

The following table summarizes information concerning the compensation awarded to, earned by, or paid for services rendered in all capacities by our named executive officers during the fiscal year ended December 31, 2011.

Name and Principal Position	Salary	Bonus(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation		Total
Kevin J. Appelbaum	$400,000	$150,000	$304,729	$55,200	$6,105	(4)	$916,034
President and Chief Executive Officer and Director
Tobin C. Island, Ph.D.	300,000	81,900	95,788	29,400	9,600	(4)	516,688
Chief Operating Officer
Danika R. Harrison(5)	153,461	57,414	136,862	—	25,000	(6)	372,737
Senior Vice President, Global Marketing

(1)	This column reflects discretionary bonus amounts paid to our named executive officers outside of our 2011 performance incentive plan, as determined by our compensation committee.

(2)

This column reflects the aggregate grant date fair value of equity awards granted in 2011 and calculated in accordance with ASC 718, excluding the effect of estimated forfeitures. Assumptions used in the calculation of these amounts are set forth elsewhere in this prospectus.

(3)	This column reflects the amounts paid under our 2011 performance incentive program, as determined by our compensation committee.

(4)	Represents matching contributions to our 401(k) plan.

(5)	Ms. Harrison joined us in April 2011. Ms. Harrison’s annualized base salary was $210,000 for 2011. The amount of her bonus was pro rated to her employment start date.

(6)

Represents amounts payable in connection with moving expenses. Ms. Harrison also received $100,000 in loan forgiveness (to cover certain expenses incurred in connection with the sale of her former residence) in January 2012, which is not reflected in the above table.

Narrative Description of Material Factors Related to the Summary Compensation Table

Base Salaries. Base salaries of our named executive officers are reviewed and approved annually by our compensation committee during the first quarter of each year, and adjustments to base salaries are based on individual and corporate performance, as well as the rate of inflation, internal pay equity considerations and the experience of members of our compensation committee. Historically, we have not utilized formal surveys or peer company reports in setting employee compensation, though we may do so as a public company. We do not assign a specific weight to any single factor in making decisions regarding base salary adjustments. In determining base salary, our compensation committee uses each named executive officer’s current level of compensation as the starting point. None of our named executive officers received an increase in base salary for 2011.

Annual Performance-Based Cash Compensation. The named executive officers, as well as other officers and key employees, participate in our annual performance incentive program, which provides an opportunity to earn a cash bonus in whole or in part upon the achievement of performance objectives approved by our compensation committee. This program was established to promote and reward the achievement of key strategic and business goals as well as individual goals and performance.

The 2011 corporate objectives represent 50% of Mr. Appelbaum’s target bonus and 35% of Dr. Island’s target bonus. Ms. Harrison’s objectives were established after her hiring in 2011, with no specific weighting being articulated between individual and corporate objectives. The corporate objectives for our 2011 fiscal year were company net sales and net operating loss versus budget of $41.8 million and $18.2 million, respectively, weighted equally. Achievement at this budget level would constitute 90% of the portion of target bonuses attributable to the 2011 corporate objectives. For every 5% change in net sales and for every 2.5% change in net operating loss from budget there would be a five percentage point adjustment in the portion of target bonuses attributable to the 2011 corporate objectives achieved, up to a maximum of 120% of the portion of target bonuses attributable to the 2011 corporate objectives, and down to a threshold of 70% of the portion of target bonuses attributable to the 2011 corporate objectives (subject, in all cases, to the committee’s ultimate discretion). For Mr. Appelbaum, the remaining 50% of his target bonus was subject to the compensation committee’s discretion based on Mr. Appelbaum’s overall performance. In addition to corporate objectives, our named executive officers, other than Mr. Appelbaum, have departmental objectives that accounted for the remaining portion of their overall target bonuses. Ms. Harrison also had the opportunity to earn an additional 15% of base salary upon the attainment of stretch individual departmental objectives.

In establishing individual performance goals and the weighting thereof, the committee requests that Mr. Appelbaum provide his initial recommendations, since, as the chief executive officer, he is in the best position to assess corporate priorities and to determine the factors that will optimize individual motivation and performance. After reviewing Mr. Appelbaum’s recommendations, the committee sets goals for each named executive officer that typically relate to their leadership of departmental priorities. For 2011, each officer’s goals were weighted equally (other than Ms. Harrison’s goals, which were unweighted) and could be wholly or partially achieved. Dr. Island’s three goals were development of the anti-aging product, supply chain management and product pipeline development. Ms. Harrison’s two goals were North American sales performance in excess of $20 million and management of variable sales and marketing spend, and execution of our global e-commerce and infomercial marketing strategy.

The compensation committee met in February 2012 to review our performance in 2011 and the contributions of each of our named executive officers, and to award the named executive officers performance-based cash compensation, which amounts have been disclosed below in the “2011 Summary Compensation Table.”

For 2011, the committee determined that the corporate financial performance targets of $41.8 million in net sales and $18.2 million in net operating loss were overachieved and not achieved, respectively, resulting in overall achievement of 55%. At Mr. Appelbaum’s request, the committee took into consideration unforeseen material developments, particularly a shift in corporate priorities in preparation for a planned IPO, and adjusted the weightings of the corporate financial objectives to be 70% for the net sales objective and 30% for the net operating loss objective. The resulting additional performance-based compensation has been treated for purposes of the Summary Compensation Table as a discretionary bonus rather than as plan-based compensation. With regard to individual goals, the committee determined that Mr. Appelbaum’s overall performance warranted 100% achievement of the portion of his performance-based compensation left to the discretion of the committee. For the remaining officers, the committee accepted Mr. Appelbaum’s recommendations and determined that Dr. Island and Ms. Harrison achieved 91% and 65%, respectively, of their individual goals.

Mr. Appelbaum recommended that the committee award an additional discretionary bonus to those individuals who received the highest individual performance rating, which included Dr. Island and Ms. Harrison. The committee accepted this recommendation and set the additional bonus for each at 7.5% of base salary. The committee also determined that Mr. Appelbaum should receive the highest performance rating and awarded him the additional 7.5% bonus, as well. For 2011, the cumulative bonuses for each of our named executive officers, including under the performance incentive program, as a percentage of base salary was as follows:

Named Executive Officer	Target Bonus	Total Award
Kevin J. Appelbaum	50%	51.3%
Tobin C. Island, Ph.D.	35	37.1
Danika R. Harrison(1)	35	35.9

(1)	Prorated from commencement of employment.

Long-Term Equity Incentive Compensation. Our named executive officers are eligible to receive long-term equity-based incentive awards, which are intended to align the interests of our named executive officers with the interests of our stockholders, to encourage the retention of these individuals and to emphasize and reinforce our focus on strengthening our performance over the longer term. Historically, our long-term equity-based incentive compensation awards have been made solely in the form of stock options, subject to vesting based on continued employment. We believe that stock options are an effective tool for meeting our compensation goal of increasing long-term stockholder value because the value of the stock options is tied to our future performance. Because employees are able to profit from stock options only if our stock price increases relative to the price of the stock on the day the option was granted, we believe stock options provide meaningful incentives to employees to achieve increases in the value of our stock over time. All stock option awards are approved by the compensation committee.

Outstanding Option Awards at Fiscal Year End

The following table sets forth information regarding outstanding option awards issued pursuant to the 2004 Plan and held by our named executive officers at December 31, 2011. The vesting of options upon a change in control is not automatically accelerated, except as described in the footnotes below. No named executive officers had outstanding equity-based awards other than stock options as of December 31, 2011.

Name		Option Awards
		Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)(1)	Option Expiration Date
	Grant Date	Exercisable	Unexercisable

Kevin J. Appelbaum	02/20/2008(2)	843,333	36,667	0.38	02/19/2018
	11/12/2008(3)	939,077	187,816	0.45	11/11/2018
	12/24/2008(4)	119,456	167,243	0.45	12/23/2018
	11/17/2010(5)	716,417	1,306,410	0.20	11/16/2020
	01/25/2011(6)	47,003	158,102	0.20	01/24/2021
	12/24/2011(7)	—	1,130,000	0.43	12/23/2021

Tobin C. Island, Ph.D.	12/06/2004	7,500	—	0.11	12/05/2014
	01/09/2006	30,000	—	0.17	01/08/2016
	02/06/2007	47,500	—	0.17	02/05/2017
	08/31/2007	130,000	—	0.36	08/30/2017
	11/12/2008(8)	151,614	25,886	0.45	11/11/2018
	12/24/2008(4)	73,955	103,545	0.45	12/23/2018
	01/25/2011(6)	14,895	50,105	0.20	01/24/2021
	02/16/2011(9)	55,595	187,005	0.20	02/15/2021
	12/24/2011(7)	—	245,000	0.43	12/23/2021

Danika R. Harrison	05/09/2011(9)	—	460,000	0.20	05/08/2021
	05/09/2011(10)	—	46,000	0.20	05/08/2021
	05/09/2011(11)	—	46,000	0.20	05/08/2021
	12/24/2011(7)	—	295,000	0.43	12/23/2021

(1)

The exercise price of each stock option grant is the fair market value of our common stock on the grant date, as determined by the compensation committee. As a private company, the compensation committee’s determination of the fair value has been made by reference to common stock valuations performed by a valuation consulting firm, intended to comply with section 409A of the Code.

(2)

The option grant vested with respect to one-quarter of the underlying shares on February 20, 2009 and, with respect to the remaining shares, 1/48th on each of the monthly anniversaries thereafter. Vesting is fully accelerated upon a termination without cause or for good reason within 12 months following a change in control.

(3)	The option grant vests with respect to 1/48th of the underlying shares on each monthly anniversary of August 12, 2008.

(4)

The option grant vests on the fifth anniversary of the grant date unless certain performance goals are achieved first, in which case a portion of the option grant vests upon the achievement of a particular performance goal. Certain of the performance goals have already been achieved: one-sixth (1/6) of the underlying shares began vesting upon our receipt of OTC clearance for our Skin Perfecting Blue Light; one-sixth (1/6) began vesting upon the first commercial shipment of our then FDA-cleared Skin Perfecting Blue Light; one-sixth (1/6) began vesting on the first of the month following a trailing twelve-month period during which net U.S. sales exceeded $12 million; and one sixth (1/6) began vesting on the first of the month following a trailing six-month period during which net worldwide sales exceeded $20 million. The remaining one-third (1/3) would begin vesting at the end of the first quarter that we are cash flow break even. Upon achievement of the performance goals set forth above, the portion of the option that vests will vest with respect to one-twenty-fourth (1/24) of the underlying shares on each monthly anniversary of achievement of the performance goal. Upon a change in control, all options that have not yet begun time-based vesting will become fully vested and any options that have begun vesting due to the attainment of performance goals will be treated in accordance with the terms of the plan.

(5)	The option grant vests with respect to 1/48th of the underlying shares on each monthly anniversary of July 14, 2010.

(6)	The option grant vests with respect to 1/48th of the underlying shares on each monthly anniversary of the grant date.

(7)

The option grant vests with respect to 1/48th of the underlying shares on each monthly anniversary of December 24, 2011. Vesting is fully accelerated upon a termination without cause or for good reason within 12 months following a change in control.

(8)

The option grant vests with respect to 1/48th of the underlying shares on each monthly anniversary of July 4, 2008. Vesting is fully accelerated upon a termination without cause or for good reason within 12 months following a change in control.

(9)

The option grant vests with respect to one-quarter of the underlying shares on March 28, 2012 and 1/48th of the shares subject to the option on each of the monthly anniversaries thereafter. Vesting is fully accelerated upon a termination without cause or for good reason within 12 months following a change in control.

(10)

The shares subject to this option will vest subject to the following milestone-based vesting provisions: the grant will begin vesting at the first of the month following a trailing six months during which net worldwide sales exceed $40 million. If not previously vested, all vesting will accelerate and the grant will be fully vested five years from the date of the grant. Once triggered by the achievement of the associated milestone, the grant will begin vesting at a rate of one twenty-fourth (1/24) of the underlying shares on each monthly anniversary of achievement of the performance goal. In the event of a Change in Control (as defined in the 2004 Plan), all options that have not begun vesting will become immediately fully vested.

(11)

The shares subject to this option will vest subject to the following milestone-based vesting provisions: the grant will begin vesting at the first of the month following the first quarter the company is cash flow break even. If not previously vested, all vesting will accelerate and the grant will be fully vested five years from the date of the grant. Once triggered by the achievement of the associated milestone, the grant will begin vesting at a rate of one twenty-fourth (1/24) of the underlying shares on each monthly anniversary of achievement of the performance goal. In the event of a Change in Control (as defined in the 2004 Plan), all options that have not begun vesting will become immediately fully vested.

Options Exercised and Stock Vested

None of our named executive officers exercised stock options or held stock awards that vested in 2011.

Employment and Severance Agreements

We have entered into offer letters and employment agreements with each of our named executive officers. These agreements are described below. Pursuant to the offer letters and employment agreements, our named executive officers are entitled to certain payments and benefits upon a change in control or upon certain terminations of employment as described in the employment agreements discussed below. For each named executive officer, if any of these payments or benefits would be subject to the federal excise tax for “excess parachute payments” described in Section 4999 of the Code, the lump sum cash payments payable to the officer will be reduced if such reduction maximizes his total after-tax payments.

Mr. Appelbaum

On January 21, 2008, we entered into an employment agreement with Kevin Appelbaum, then our chief commercial officer and now our president and chief executive officer, which provides him with a base salary of $320,000 and a bonus target of 50% of base salary (which could be increased up to 100% for overachievement), based upon achievement of individualized performance-based goals approved by the compensation committee of our board of directors. Pursuant to this agreement, Mr. Appelbaum received an initial stock option award in the amount of 880,000 shares, subject to four year vesting. This agreement also provides that if we terminate Mr. Appelbaum’s employment without cause (as defined in Mr. Appelbaum’s employment agreement) or if Mr. Appelbaum resigns for good reason (as defined in Mr. Appelbaum’s employment agreement), he will be entitled to receive 12 months of base salary continuation. In addition, if Mr. Appelbaum’s employment is terminated without cause or for good reason within one year following a change of control (as such term is defined in the employment agreement), he will be entitled to receive 12 months of base salary continuation and his initial grant of stock options will become fully vested.

Dr. Island

On July 4, 2008, we entered into an employment agreement with Dr. Tobin Island, then our executive vice president of operations and now our chief operating officer, which provides him with a base salary of $250,000 and a bonus of up to 35% of base salary, based upon achievement of individualized performance-based goals established by our CEO and our board of directors. Pursuant to this agreement, Dr. Island received two stock option awards, each in the amount of 177,500 shares, the first subject to ratable four year vesting and the second to be vested in full on the seventh year anniversary of the date of grant, subject to acceleration upon achievement of milestones to be determined. The actual terms of this latter option are specified in footnote 4 to the above table in “—Outstanding Option Awards at Fiscal Year End.” This agreement also provides that if we terminate Dr. Island’s employment without cause (as defined in Dr. Island’s employment agreement) or if Dr. Island resigns for good reason (as defined in Dr. Island’s employment agreement), he will be entitled to receive an amount equal to six months of base salary, either in a lump sum or as salary continuation at the option of the company, and six months of employer-paid COBRA medical and dental insurance coverage following his termination.

Ms. Harrison

On March 4, 2011 we entered into an employment offer letter agreement with Danika Harrison, then our vice president of ecommerce and direct response marketing and now our senior vice president, global marketing, which provides Ms. Harrison with a base salary of $210,000 and a bonus of up to 35% of base salary, based upon achievement of specific annual targets determined by us at our discretion. Ms. Harrison also was to receive an option award in the amount of 200,000 shares, subject to the standard vesting and eligibility criteria and requirements of our 2004 Plan. We increased this award grant to 460,000 shares and issued two additional grants that vest upon achievement of certain performance milestones. The actual terms of these options are specified in footnotes 9-11 to the above table in “—Outstanding Option Awards at Fiscal Year End.” The offer letter also provided Ms. Harrison with reimbursement for $25,000 and a loan for $100,000 to cover moving expenses due to her needing to relocate to the San Francisco Bay Area. The loan was forgiven by us in January of 2012. The offer letter also provides that if Ms. Harrison is terminated for any reason other than for cause (as defined in the offer letter) she will be entitled to receive a lump sum amount equal to three months of base salary. In addition, if such a termination occurs within 12 months following a change of control (as such term is defined in the offer letter), all unvested shares subject to Ms. Harrison’s initial option grant will become fully vested.

Employee Benefit Plans

2012 Equity Incentive Plan

Prior to the completion of this offering, our board of directors intends to adopt a new equity incentive plan, to be named our 2012 Equity Incentive Plan, or 2012 Plan. We expect that our 2012 Plan will become effective upon the completion of this offering and will replace our 2004 Plan and, following this offering, all equity-based awards will be granted under our 2012 Plan. The following summary describes what we anticipate to be the material terms of the 2012 Plan. This summary is not a complete description of all provisions of the 2012 Plan. You are encouraged to read the full text of the 2012 Plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Our 2012 Plan will provide for the grant of incentive stock options, nonstatutory stock options, restricted stock, unrestricted stock, restricted stock units, stock units, stock appreciation rights, performance awards and other equity-based awards to our employees, directors and consultants (subject to certain limitations in the case of incentive stock options).

Subject to adjustment as described below, a total of              shares of our common stock will be reserved for issuance pursuant to our 2012 Plan. The              shares reserved for issuance under our 2012 Plan includes those shares reserved but unissued under our 2004 Plan as of the effective date of this prospectus. The number of shares available for issuance under our 2012 Plan will be automatically increased on the first day of each fiscal year beginning in 2013, equal to the least of:

•	4.0% of the outstanding shares of common stock as of the last day of our immediately preceding fiscal year;

•	shares; or

•	such other amount as our board of directors may determine.

Any shares of common stock underlying awards that are settled in cash or otherwise expire or become unexercisable without having been exercised or are forfeited to or repurchased by us as a result of not having vested, or are surrendered pursuant to an exchange program described below, or that are withheld by us in payment of the exercise price of an award or in satisfaction of tax withholding, will again be available for issuance under our 2012 Plan. In addition, all awards granted under our 2004 Plan that are repurchased, forfeited, expired or are cancelled will become available for grant under our 2012 Plan.

The maximum number of shares of stock for which stock options and stock appreciation rights may be granted will each be              shares. The maximum number of shares subject to other awards granted to any person will be              shares.

The compensation committee of our board of directors will be the administrator of our 2012 Plan. Subject to the provisions of our 2012 Plan, the administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce their exercise price and to institute an exchange program pursuant to which outstanding awards may be surrendered in exchange for awards with a lower exercise price.

Unless the administrator provides otherwise, our 2012 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our 2012 Plan will provide that grants of performance awards, including cash-denominated awards and stock-based awards, will be made based upon, and subject to achieving, “performance criteria” over a performance period, which may be one or more periods as established by the administrator. Performance criteria with respect to those awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code are limited to an objectively determinable measure of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices or the performance of one or more companies and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings.

To the extent consistent with the requirements of Section 162(m), the administrator may establish that in the case of any award intended to qualify as exempt performance-based compensation under Section 162(m), that one or more of the performance criteria applicable to such award be adjusted in an objectively determinable manner to reflect events (for example, the impact of charges for restructurings, discontinued operations, mergers, acquisitions, extraordinary items and other unusual or non-recurring items, and the cumulative effects of tax or accounting changes, each as defined by U.S. generally accepted accounting principles) occurring during the performance period of such award that affect the applicable performance criteria.

In the event of a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of our assets or a dissolution or liquidation of us, the administrator may, among other things, provide for continuation or assumption of outstanding awards, for new grants in substitution of outstanding awards or for the accelerated vesting or delivery of shares under awards, in each case on such terms and with such restrictions as it deems appropriate. Except as otherwise provided in an award agreement, awards not assumed will terminate upon the consummation of such corporate transaction.

In the event of certain corporate transactions (including a stock split, stock dividend, recapitalization or other change in our capital structure that constitutes an equity restructuring within the meaning of ASC 718), the administrator will make appropriate adjustments to the maximum number of shares that may be delivered under the 2012 Plan and the individual limits included in the plan, and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to awards, the exercise prices of such awards or any other terms of awards affected by such change. The administrator will also make the types of adjustments described above to take into account distributions and other events other than those listed above if it determines that such adjustments are appropriate to avoid distortion and preserve the value of awards.

The administrator will be able to amend the 2012 Plan or outstanding awards, or terminate the 2012 Plan as to future grants of awards, except that the administrator will not, without the participant’s consent, be able to alter the terms of an award if it would materially and adversely affect a participant’s rights under the award. Our 2012 Plan will automatically terminate ten years following its adoption, unless we terminate it sooner.

Executive Annual Incentive Plan

Prior to the completion of this offering, our board of directors intends to adopt the executive annual incentive plan, or the Annual Plan. Starting with our 2012 fiscal year, annual award opportunities for certain key employees, including our named executive officers, will be granted under the Annual Plan. The following summary describes what we anticipate to be the material terms of the Annual Plan. This summary is not a complete description of all provisions of the Annual Plan. You are encouraged to read the full text of the Annual Plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

The Annual Plan will be administered by the compensation committee of our board of directors. Executive officers and other key employees of us and our affiliates will be selected from time to time by the compensation committee to participate in the Annual Plan. Award opportunities under the Annual Plan will be granted by the compensation committee prior to, or within a specified period of time following the beginning of, the fiscal year or other performance period selected by the compensation committee. The compensation committee will establish the performance criteria applicable to the award, the amount or amounts payable if the performance criteria are achieved, and such other terms as the compensation committee deems appropriate. The Annual Plan permits the grant of awards that are intended to qualify as exempt performance-based compensation under Section 162(m) as well as awards that are not intended to so qualify.

Awards under the Annual Plan will be made based on, and subject to achieving, performance criteria established by the compensation committee. Performance criteria for awards intended to qualify as performance-based compensation for purposes of Section 162(m) are limited to the objectively determinable measures of performance relating to any or any combination of the performance criteria set forth above under “—2012 Equity Incentive Plan.” To the extent consistent with the requirements of Section 162(m), the compensation committee may establish, in the case of any award intended to qualify as exempt performance-based compensation under Section 162(m), that one or more of the performance criteria applicable to such award be adjusted in an objectively determinable manner to reflect events occurring during the performance period of such award that affect the applicable performance criteria.

A participant will be entitled to payment under an award only if all conditions to payment have been satisfied under the award. Following the close of the performance period, the compensation committee will determine (and, to the extent required by Section 162(m), certify) whether and to what extent the applicable performance criteria have been satisfied. The compensation committee will then determine the actual payment, if any, under each award. The maximum payment to any participant under the Annual Plan for any fiscal year will in no event exceed $1.5 million. The compensation committee may amend or terminate the Annual Plan at any time, provided that any amendment will be approved by our stockholders if required by Section 162(m).

2004 Stock Incentive Plan

Our 2004 Stock Incentive Plan, as amended, or our 2004 Plan, was adopted by our board of directors and approved by our stockholders. As of March 31, 2012, the maximum number of shares of common stock issuable pursuant to the 2004 Plan is 16,389,527 shares, subject to adjustment as described below. As of March 31, 2012, options to purchase 13,508,669 shares of common stock were outstanding under our 2004 Plan and 2,056,895 shares of common stock remained available for grant. As of March 31, 2012, the outstanding options were exercisable at a weighted average exercise price of approximately $0.32 per share. The following summary describes the material terms of our 2004 Plan but is not a complete description of all of its terms. This summary is not a complete description of all provisions of the 2004 Plan. You are encouraged to read the full text of the 2004 Plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

After the effective date of our 2012 Plan, no additional awards will be granted under our 2004 Plan, and all awards granted under our 2004 Plan that are repurchased, forfeited, expired or are cancelled will become available for grant under our 2012 Plan.

Our board of directors has appointed the compensation committee as the administrator of the 2004 Plan. Subject to the terms and conditions of our 2004 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to such awards and their terms and conditions, and to make all other determinations and to take all other actions necessary or advisable for the administration of our 2004 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to the administration of our 2004 Plan.

Stock options and stock purchase rights, or Awards, may be granted under our 2004 Plan to individuals who are directors, consultants or employees, or the directors, consultants or employees of ours or our subsidiary, subject to certain limitations in the case of incentive stock options.

Our 2004 Plan provides that the administrator may grant or issue Awards. Each Award will be set forth in a separate agreement with the person receiving the Award and will indicate the type, terms and conditions of the Award.

In the event of certain corporate transactions that involve a change in our capital structure or in the event of payment of a dividend or distribution to the stockholders in a form other than common stock (except normal cash dividends) that have a material effect on the fair market value of the common stock, the administrator will make appropriate and proportionate adjustments to the maximum number of shares that may be delivered under the 2004 Plan, the incentive stock option limits, the number and kind of shares of stock or securities subject to awards and the exercise prices of such awards or any other terms of awards affected by such change in our capital structure.

In the event of a Change in Control (as defined in the 2004 Plan), the administrator may provide for one or more of the following with respect to outstanding stock options: (i) the assumption or substitution of a stock option for substantially equivalent stock options for the acquiring corporation’s stock; (ii) the accelerated vesting and exercisability of a stock option; and/or (iii) the cancellation of a vested stock option in exchange for a cash or other form of payment equal to the difference between the fair market value of the consideration to be paid per share over the exercise price of the stock option. Any stock option which is neither assumed nor exercised by the acquiring corporation shall terminate and cease to be outstanding effective as of the date of the Change in Control. Notwithstanding the foregoing, if we are the surviving or continuing corporation and immediately after the Change in Control less than 50% of the total combined voting power is held by another corporation, the outstanding stock options shall not terminate unless the administrator otherwise provides in its discretion.

With respect to stock purchase rights, the acquiring corporation may assume a stock purchase right or substitute for substantially equivalent stock purchase rights for the acquiring corporation’s stock. Any stock purchase right which is neither assumed by the acquiring corporation nor exercised shall terminate and cease to be outstanding effective as of the date of the Change in Control. Notwithstanding the foregoing, if we are the surviving or continuing corporation and immediately after the Change in Control less than 50% of the total combined voting power is held by another corporation, the outstanding stock purchase rights shall not terminate unless the administrator otherwise provides in its discretion.

In the event the acceleration of vesting of an Award might be reasonably anticipated to result in a participant becoming subject to an excise tax under Section 4999 of the Code due to such acceleration of vesting, the participant may elect, in his or her sole discretion, to reduce the amount of any acceleration of vesting called for under an Award in order to avoid the excise tax under Section 4999.

Our compensation committee may terminate, amend or modify our 2004 Plan. However, stockholder approval of any amendment to our 2004 Plan must be obtained to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, or for any amendment to our 2004 Plan that is necessary to satisfy the requirements of Section 422 of the Code with respect to incentive stock options. If not terminated earlier by our board of directors, our 2004 Plan will terminate on the earliest of the tenth anniversary of (i) the date of its initial adoption by our board of directors and (ii) our date the 2004 Plan was approved by our stockholders.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, limits the liability of directors to the fullest extent permitted by Delaware law as it presently exists or may be amended from time to time. Our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws, which will become effective upon the completion of this offering, provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law or other applicable law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for us, or anybody serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, regardless of whether we have the power to indemnify such person against such liability under the provisions of Delaware law. We have obtained an insurance policy that insures our directors and officers against certain liabilities, including liabilities arising under applicable securities laws.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2009, there has not been any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors or executive officers, any holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the compensation arrangements and indemnification agreements described in “Executive Compensation” and the transactions set forth below. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties.

Sale of Preferred Stock

From August 13, 2010 through December 14, 2011, through four separate closes, we sold shares of our series CC preferred stock that is, in aggregate, convertible into 40,583,658 shares of common stock at a price per common equivalent share of $1.15 for a total amount raised of approximately $46.7 million. The purchasers of the series CC preferred stock include the following related parties:

Investor	Series CC Shares Purchased	Total Investment in Series CC
Aisling Capital II, LP(1)	9,479,849	$10,901,826
De Novo Ventures III, LP(2)	6,709,610	7,716,052
Technology Partners Fund VIII, LP(3)	6,709,610	7,716,052
Entities Affiliated with Vivo Ventures(4)	6,990,573	8,039,159
Weyerhaeuser Company Master Retirement Trust	6,956,521	7,999,999

(1)	Steven A. Elms, a member of our board of directors, is associated with Aisling Capital.
(2)	David M. Mauney, M.D., a member of our board of directors, is associated with De Novo Ventures.
(3)	James Glasheen, Ph.D., a member of our board of directors, is associated with Technology Partners.
(4)	Albert Cha, M.D., Ph.D., a member of our board of directors, is associated with Vivo Ventures.

Registration Rights

We have entered into an amended and restated shareholders agreement with purchasers of our preferred stock that provides for certain rights relating to the registration of their shares of common stock issuable upon conversion of their preferred stock. These rights will continue following this offering and will terminate five years following the completion of this offering, or for any particular holder with registration rights, at such time following this offering when all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act. All holders of our preferred stock are parties to this agreement. See “Description of Capital Stock—Registration Rights” for additional information.

Policies and Procedures for Related Party Transactions

As provided by our audit committee charter, following this offering our audit committee will have to review and approve all related party transactions for which audit committee approval is required by applicable law or the rules of NASDAQ. All of our directors, officers and employees are required to report to our audit committee any such related party transaction prior to its completion.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 31, 2012 with respect to:

•	each person known by us to beneficially own 5% or more of the outstanding shares of our common stock;
•	each member of our board of directors and each named executive officer; and
•	the members of our board of directors and our current executive officers as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table below is c/o Tria Beauty Inc., 4160 Dublin Blvd., Suite 200, Dublin, CA 94568.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that he or she beneficially owns, subject to applicable community property laws.

Each stockholder’s percentage ownership before and after the offering is based on 96,985,971 shares of our common stock outstanding as of March 31, 2012, assuming the automatic conversion of all outstanding shares of our preferred stock into 91,602,072 shares of common stock and excluding the exercise of any outstanding warrants. For purposes of the table below, we have assumed that          shares of common stock will be outstanding upon completion of the offering. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option. Beneficial ownership of shares and percentage ownership are determined in accordance with the rules of the SEC. In calculating the number of shares beneficially owned by an individual or entity and the percentage ownership of that individual or entity, shares underlying options or warrants held by that individual or entity that are either currently exercisable or exercisable within 60 days from March 31, 2012 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other individual or entity. Unless otherwise indicated and subject to community property laws where applicable, the individuals and entities named in the table above have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned Before and After the Offering	Percentage of Shares Outstanding
		Before Offering	After Offering
5% Stockholders
Aisling Capital II, LP(1)	23,250,354	24.0%		%
De Novo Ventures III, LP(2)	16,170,909	16.7
Technology Partners Fund VIII, LP(3)	16,170,909	16.7
Entities Affiliated with Vivo Ventures(4)	16,170,909	16.7
Weyerhaeuser Company Master Retirement Trust(5)	6,956,521	7.2
Named Executive Officers
Kevin J. Appelbaum(6)	3,198,988	3.2
John J. Rangel(6)	33,854	*
Tobin C. Island, Ph.D.(7)	1,358,102	1.4
Danika R. Harrison(6)	164,895	*
Directors
Albert Cha, M.D., Ph.D.(4)	16,170,909	16.7
Steven A. Elms(1)	23,250,354	24.0
James W. Glasheen, Ph.D.(3)	16,170,909	16.7
David M. Mauney, M.D.(2)	16,170,909	16.7
Edward W. Unkart(6)	138,750	*
Michael J. Valentino(6)	185,000	*
All directors and executive officers as a group (10 persons)(8)	76,842,670	75.85%

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)

All of the shares are owned directly by Aisling Capital II, LP. The sole general partner of Aisling Capital II, LP is Aisling Capital Partners, LP, a limited partnership, the sole general partner of which is Aisling Capital Partners, LLC. The managing members of Aisling Capital Partners, LLC are Mr. Steve Elms, Mr. Dennis Purcell and Dr. Andrew Schiff. The managing members share the voting and dispositive power of the shares. The managing members hereby disclaim any beneficial ownership of any shares directly held by Aisling Capital II, LP, except to the extent of the pecuniary interest therein. The principal business address of each of the Aisling entities is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

(2)

All of the shares are owned directly by De Novo Ventures III, LP. The sole general partner of De Novo Ventures III, LP is De Novo Management III, LLC. The managing members of De Novo Management III, LLC are Mr. Frederick J. Dotzler, Mr. Richard M. Ferrari, Mr. Joe Mandato, Dr. David M. Mauney and Mr. Frank T. (Jay) Watkins. The managing members share the voting and dispositive power of the shares. The managing members hereby disclaim any beneficial ownership of any shares directly held by De Novo Ventures III, LP, except to the extent of the pecuniary interest therein. The principal business address of each of the De Novo entities is 2180 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(3)

All of the shares are owned directly by Technology Partners Fund VIII, LP. The sole general partner of Technology Partners Fund VIII, LP is TP Management VIII, LLC. The managing members of TP Management VIII, LLC are Mr. Ira Ehrenpreis, Mr. James Glasheen, Ms. Sheila Mutter and Mr. Roger Quy. The managing members share the voting and dispositive power of the shares. The managing members hereby disclaim any beneficial ownership of any shares directly held by Technology Partners Fund VIII, LP, except to the extent of the pecuniary interest therein. The principal business address of each of the Technology Partners entities is 550 University Avenue, Palo Alto, CA 94301.

(4)

Represents 16,053,302 shares owned directly by Vivo Ventures Fund VI, L.P. and 117,607 shares owned directly by Vivo Ventures VI Affiliates Fund, L.P. The sole general partner of Vivo Ventures Funds VI, L.P. and Vivo Ventures VI Affiliates Fund, L.P, is Vivo Ventures VI, LLC. The managing members of Vivo Ventures VI, LLC are Dr. Albert Cha, Mr. Edgar Engleman and Dr. Frank Kung. The managing members share the voting and dispositive power of the shares. The managing members hereby disclaim any beneficial ownership of any shares directly held by Vivo Ventures Fund VI, L.P. and Vivo Ventures VI Affiliates Fund, L.P., except to the extent of the pecuniary interest therein. The principal business address of each of the entities affiliated with Vivo Ventures is 575 High Street, Suite 201, Palo Alto, CA 94301.

(5)

The principal business address of Weyerhaeuser Company Master Retirement Trust is Attn: Bernadette T. Rist, BNY Mellon, Legal Department, 500 Grant Street, BNY Mellon Center, AIM: 151-1935, Pittsburgh, PA 15258. Morgan Stanley Investment Management, Inc. is the investment advisor to Weyerhaeuser Company Master Retirement Trust. Thomas Dorr, Cory Pulfrey, John Wolak, James Sperans, Neil Harper and Jeff Collins act as the investment committee for Morgan Stanley Investment Management, Inc. and therefore exercise voting and dispositive powers over the shares held by Weyerhaeuser Company Master Retirement Trust. Messrs. Dorr, Pulfrey, Wolak, Sperans, Harper and Collins hereby disclaim any beneficial ownership of any shares directly held by Weyerhaeuser Company Master Retirement Trust. The principal business address of Morgan Stanley Investment Management, Inc. is 100 Front Street, Suite 400, West Conshohocken, PA 19428.

(6)	Consists of options to purchase shares of our common stock exercisable within 60 days of March 31, 2012.

(7)	Consists of options to purchase 605,602 shares of our common stock exercisable within 60 days of March 31, 2012 and 752,500 shares of our common stock.

(8)	Includes the options and shares described in footnotes 1 through 7 above.

DESCRIPTION OF CAPITAL STOCK

General

The following information describes our capital stock, as well as the material provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective immediately prior to the completion of this offering, and the registration rights provided under our amended and restated shareholders agreement. This description is only a summary. You should also refer to our amended and restated certificate of incorporation, our amended and restated bylaws and our amended and restated shareholders agreement, which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Upon the completion of this offering, we will be authorized to issue up to                 shares of capital stock, $0.001 par value, to be divided into two classes designated common stock and preferred stock. Of such authorized shares,              shares will be designated as common stock and              shares will be designated as preferred stock.

Common Stock

As of March 31, 2012, there were 5,383,899 shares of common stock outstanding held by 44 stockholders of record. After giving effect to the sale of common stock offered in this offering, there will be              shares of common stock outstanding, or              shares if the underwriters exercise their over-allotment option.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Under our amended and restated certificate of incorporation and amended and restated bylaws, our stockholders will not have cumulative voting rights in the election of directors unless, at the time of an election, we are subject to Section 2115(b) of the California General Corporation Law, or CGCL. Accordingly, holders of a majority of the voting shares can elect all of the directors. We do not expect to be subject to Section 2115(b) of the CGCL unless our stock is delisted from The NASDAQ Global Market.

Subject to preferences that may be granted to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Effective immediately prior to the completion of this offering, there will be no shares of preferred stock outstanding because all our outstanding shares of preferred stock will have been automatically converted into an aggregate of 91,602,072 shares of common stock at such time. Upon the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to              shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action.

Stock Options

We have reserved an aggregate of              shares of common stock for issuance under our 2012 Plan, which is subject to increase on an annual basis pursuant to the terms of the plan. As of March 31, 2012, we had outstanding options to purchase an aggregate of 13,508,669 shares of our common stock pursuant to our 2004 Plan, at a weighted-average exercise price of $0.32 per share, of which 7,456,633 shares remain subject to vesting requirements.

Warrants

As of March 31, 2012, there were warrants outstanding to purchase an aggregate of 884,541 shares of our series CC redeemable convertible preferred stock and 201,429 shares of our common stock. Of these:

•	warrants to purchase an aggregate of 125,000 shares of common stock at an exercise price of $0.20 per share will remain outstanding after the completion of this offering;

•	warrants to purchase an aggregate of 71,429 shares of common stock at an exercise price of $0.21 per share will remain outstanding after the completion of this offering;

•	warrants to purchase an aggregate of 884,541 shares of series CC preferred stock at an exercise price of $1.15 per share will remain outstanding after the completion of this offering; and

•	warrants to purchase an aggregate of 5,000 shares of common stock at an exercise price of $0.05 per share will automatically expire upon the completion of this offering if not exercised.

All of these warrants, except for the warrant to purchase an aggregate of 5,000 shares of common stock at an exercise price of $0.05 per share, have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of these warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations. All of these warrants, except for the warrant to purchase an aggregate of 5,000 shares of common stock at an exercise price of $0.05 per share, contain provisions providing that if, at the time of expiration of the warrants, the fair market value of one share of our common stock (as determined in accordance with the terms of the warrants) is greater than the exercise price of such warrants, then the warrants shall be automatically deemed to be converted pursuant to a cashless exercise feature as described in the terms of the warrants.

Registration Rights

Pursuant to our amended and restated shareholders agreement dated August 13, 2010, as amended July 26, 2011, following the completion of this offering, the holders of an aggregate of 92,486,613 shares of common stock, including shares of common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock and the exercise of outstanding preferred warrants, or their transferees, have the right to require us to register their shares under the Securities Act so that those shares may be publicly resold, or to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights

Based on the number of shares outstanding as of March 31, 2012, the holders of 92,486,613 shares of common stock, including shares of common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock and the exercise of outstanding preferred warrants, or their transferees, are entitled to certain demand registration rights. Beginning on                     , 2012, the date that is six months following the closing of our initial public offering, the holders of a majority of these shares can, on not more than three occasions, request that we register all or a portion of their shares. Such request for registration must cover a number of shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $5.0 million. The request for registration cannot be made during the period that is 90 days prior to filing through 180 days after the effective date of a registration statement relating to our securities.

Form S-3 Registration Rights

Based on the number of shares outstanding as of March 31, 2012, the holders of 92,486,613 shares of common stock, including shares of common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock and exercise of outstanding preferred warrants, or their transferees, are entitled to certain Form S-3 registration rights. A holder of these shares can make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered, net of underwriting discounts and commissions, is at least $1.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have previously effected two such registrations in the 12-month period preceding the request for registration or if we have effected a total of three such registrations and such registrations have been declared effective. Additionally, we will not be required to effect a registration on Form S-3 during the 180-day period following the effective date of this or another registration statement. We have the right to defer a registration on Form S-3 for up to 90 days if we furnish, to those stockholders making the request that we register their shares on Form S-3, a certificate signed by our chief executive officer or president stating that in the good faith judgment of the board of directors, that it would be detrimental to effect such a registration.

Piggyback Registration Rights

Based on the number of shares outstanding as of March 31, 2012, in the event that we determine to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of 92,486,613 shares of our common stock, including shares of common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock and exercise of outstanding preferred warrants, or their transferees, will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to a stock option, stock purchase or similar benefit plan or a transaction pursuant to Rule 145 under the Securities Act or other registration that would not customarily provide for the sale of secondary equity shares for cash, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Expenses of Registration

We will pay the registration expenses of the holders of the shares registered pursuant to the demand and Form S-3 registration rights described above other than underwriting discounts and commissions and stock transfer taxes and fees. However, we will not be required to pay for any expenses of any demand or Form S-3 registration if the request is subsequently withdrawn by a majority of the holders who requested such registration unless the withdrawal is based on material adverse information about us different from that available at the time of the registration request and the holders withdraw the request within a reasonable time after learning of the material adverse information. We will pay the registration expenses other than underwriting discounts and commissions of the holders of the shares registered pursuant to the piggyback registration rights described above. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Expiration of Registration Rights

The demand, Form S-3 and piggyback registration rights described above will expire, with respect to any particular stockholder, upon the earlier of (i) five years after our initial public offering or (ii) when that stockholder can sell shares under Rule 144 of the Securities Act.

Anti-Takeover Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Provisions of the Delaware General Corporation Law, or DGCL, and our amended and restated certificate of incorporation and amended and restated bylaws which will become effective prior to completion of our initial public offering could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Classified Board

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective prior to completion of this offering, provide that our board of directors will be divided into three classes. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following this offering, which we expect to hold in 2013. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2014 and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2015. Directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote at the election. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Removal of Directors

Our amended and restated bylaws, which will become effective prior to completion of this offering, provide that our stockholders may only remove our directors with cause.

Amendment

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective prior to completion of this offering, provide that the affirmative vote of the holders of at least

66 and 2/3% of our voting stock then outstanding is required for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and bylaws relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, the designated parties entitled to call a special meeting of the stockholders, the requirement that notice of any stockholder business to be addressed at a meeting be provided in advance, the requirement that notice of any person whom a stockholder wishes to nominate as a director at a meeting be provided in advance, voting, and the size of our board of directors.

Size of Board and Vacancies

Our board of directors shall consist of one or more members and, unless our charter fixes the number of directors, the number of directors shall be determined from time to time by resolution of our board of directors. Vacancies occurring on our board of directors for any reason and newly created directorships resulting from an increase in the authorized number of our directors may be filled only by vote of a majority of the remaining members of our board of directors. A person elected by our board of directors to fill a vacancy or newly created directorship will hold office until the next election of that class.

Special Stockholder Meetings

Our amended and restated bylaws, which will become effective prior to completion of this offering, provide that only the chairman of our board of directors, our chief executive officer or president in the absence of a chief executive officer or our board of directors pursuant to a resolution adopted by a majority of the entire board of directors may call special meetings of our stockholders except if at any time the corporation should have no directors in office.

Stockholder Action by Unanimous Written Consent

Our amended and restated bylaws, which will become effective prior to completion of this offering, expressly eliminate the right of our stockholders to act by written consent. Any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws, which will become effective prior to completion of this offering, establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

No Cumulative Voting

Our amended and restated certificate of incorporation, which will become effective prior to completion of this offering, does not provide for cumulative voting.

Undesignated Preferred Stock

The authority that will be possessed by our board of directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest or otherwise by making it more difficult or more costly to obtain control of our company. Our board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions, and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger, or otherwise.

Stock Exchange Listing

We have applied to have our common stock approved for listing on The NASDAQ Global Market under the trading symbol “TRIA”.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Wells Fargo Bank, National Association.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have              shares of our common stock outstanding, assuming conversion of our preferred stock into shares of common stock, exercise on a cash basis of outstanding warrants that otherwise expire upon the effectiveness of this offering, no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants after December 31, 2011. Of these outstanding shares, the              shares sold in this offering will be freely tradable, except that any shares acquired by our “affiliates” as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining shares of our common stock will continue to be deemed “restricted securities” as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which we summarize below. In addition, each of our officers, directors, one percent or greater stockholders, and certain other stockholders have entered into market stand-off agreements with us and/or lock-up agreements whereby they have agreed not to sell any of their stock for 180 days following the date of this prospectus. Subject to the provisions of Rule 144 and Rule 701, shares of restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
90 days after the date of this prospectus
Beginning 180 days after the date of this prospectus

Lock-Up Agreements

We, each of our officers and directors, and substantially all of our stockholders have agreed, subject to specified exceptions, that we and they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable for shares of our common stock, or warrants or other rights to purchase our common stock during the period ending 180 days after the date of this prospectus. The 180-day restricted period will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period or provide notification to Morgan Stanley & Co. LLC and Piper Jaffray & Co. of any earnings release or material news or material event that may give rise to an extension of the 180-day restricted period. If the 180-day period is so extended, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on date the earnings release is issued or the material news or material event occurs. Morgan Stanley & Co. LLC and Piper Jaffray & Co. may, in their sole discretion, permit early release of shares subject to the lock-up agreements.

For a more detailed description of the lock-up agreements, see “Underwriters.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which will equal approximately              shares immediately after this offering, based on the assumed initial offering price of $             per share, the mid-point of the range on the cover of this prospectus; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, an employee, officer, director, consultant or advisor who purchased shares from us in connection with a compensatory stock or option plan or other written agreement in compliance with Rule 701 is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period contained in Rule 144. However, the shares issued pursuant to Rule 701 are subject to the lock-up agreements described above and under “Underwriters” and will only become eligible for sale upon the expiration of those agreements.

Registration of Shares Issued Pursuant to Benefit Plans

We intend to file registration statements under the Securities Act as promptly as possible after the completion of this offering to register shares to be issued pursuant to our employee benefit plans. As a result, any shares issued or options or rights exercised under our 2004 Plan and 2012 Plan or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market, subject to the market stand-off and lock-up agreements discussed above. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144. As of March 31, 2012, there were outstanding options under our benefit plans for the purchase of 13,508,669 shares of our common stock at a weighted average exercise price of approximately $0.32 per share.

Registration Rights

Upon the completion of this offering, the holders of an aggregate of 92,486,613 shares of common stock, including shares of common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock and exercise of outstanding preferred warrants, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

TO NON-U.S. HOLDERS

The following is a discussion of the material U.S. federal income and estate tax considerations with respect to the ownership and disposition of our common stock that may be relevant to a non-U.S. holder (as defined below) that acquires our common stock pursuant to this offering. The discussion is based on provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder and U.S. Internal Revenue Service, or IRS, rulings and pronouncements, and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change (possibly on a retroactive basis) or to differing interpretations so as to result in tax considerations different from those summarized below. We can not assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

The discussion is limited to non-U.S. holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation including any entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof;

•	a partnership including any entity treated as a partnership for U.S. federal income tax purposes;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) that has made a valid election to be treated as a U.S. person for such purposes.

This discussion does not address the U.S. federal income and estate tax rules applicable to any person who holds our common stock through entities treated as partnerships for U.S. federal income tax purposes or to such entities themselves. If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our common stock, the tax treatment of a partner in that partnership will depend upon the status of the partner and the activities of the partnership. A holder that is a partnership or a holder of interests in a partnership should consult such holder’s tax advisor regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion does not consider:

•	any state, local, or foreign tax consequences;

•	any tax consequences or computation of the alternative minimum tax;

•	any U.S. federal gift tax consequences; or

•

any U.S. federal tax considerations that may be relevant to a non-U.S. holder in light of its particular circumstances or to non-U.S. holders that may be subject to special treatment under U.S. federal tax laws, including without limitation, banks or other financial institutions, insurance companies, tax-exempt organizations, certain trusts, hybrid entities, “controlled foreign corporations,” “passive foreign investment companies,” certain former citizens or residents of the United States, broker-dealers, dealers or traders in securities or currencies, and holders that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment.

Prospective investors are urged to consult their tax advisors regarding the application of the U.S. federal income and estate tax laws to their particular situations and the consequences under U.S. federal gift tax laws, as well as foreign, state and local laws and tax treaties.

Dividends

As previously discussed under “Dividend Policy” above, we do not anticipate paying dividends on our common stock in the foreseeable future. If we make distributions on our common stock, however, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will constitute a return of capital and first reduce the non-U.S. holder’s adjusted tax basis, but not below zero, and then will be treated as gain from the sale of stock, as described in the section of this prospectus entitled “Gain on Disposition of Common Stock.”

A dividend paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate, or a lower rate under an applicable income tax treaty, unless the dividend is effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States (and, if an applicable income tax treaty so requires, is attributable to a permanent establishment of the non-U.S. holder within the United States). Non-U.S. holders will be required to satisfy certain certification and disclosure requirements (generally on a properly executed IRS Form W-8 BEN) in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. These forms must be periodically updated. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an applicable income tax treaty so requires, attributable to a permanent establishment in the United States generally will be taxed on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold the U.S. federal income tax described above if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

A non-U.S. holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund together with the required information with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. and, if an applicable income tax treaty so requires, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the regular graduated rates and in the manner applicable to United States persons and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•

the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; in this case, the non-U.S. holder will be subject to a 30% tax on the amount by which the gain derived from the sale or other disposition of our common stock and any other U.S.-source capital gains realized by the non-U.S. holder in the same taxable year exceed the U.S.-source capital losses realized by the non-U.S. holder in that taxable year unless an applicable income tax treaty provides an exemption or a lower rate; or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock. We do not believe that we have been, are, or will become, a U.S. real property holding corporation, although there can be no assurance in this regard. If we are, or were to become, a U.S. real property holding corporation at any time during the applicable period, however, any gain recognized on a disposition of our common stock by a non-U.S. holder that did not own (directly, indirectly, or constructively) more than 5% of our common stock during the applicable period generally would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death is considered a U.S. situs asset includible in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. Prospective investors are urged to consult their tax advisors regarding the U.S. federal estate tax considerations of acquiring, holding, and disposing of our common stock.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specifically defined for purposes of these rules) and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting, and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. holders who own the shares through foreign accounts or foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation applies to payments made after December 31, 2012. Under certain transition rules, the withholding would apply to dividends paid on our common stock after December 31, 2013, and on gross proceeds from sales or other disposition of our common stock after December 31, 2014. Prospective investors should consult their tax advisors regarding this legislation.

Information Reporting and Backup Withholding Tax

Dividends and proceeds from the sale or other taxable disposition of our common stock are potentially subject to backup withholding. In general, backup withholding will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder.

Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. Pursuant to income tax treaties or some other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

In general, backup withholding and information reporting will not apply to proceeds from the disposition of our common stock paid to a non-U.S. holder within the United States or conducted through certain U.S.-related financial intermediaries, in each case so long as the holder has provided the required certification that it is a non-U.S. holder.

Backup withholding is not an additional tax. Any amount withheld may be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction, or under any applicable tax treaty.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Piper Jaffray & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Piper Jaffray & Co.
Wells Fargo Securities, LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common stock.

	Per Share	Total No Exercise	Total Full Exercise
Public offering price
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We have applied to have our common stock approved for listing on The NASDAQ Global Market under the trading symbol “TRIA”.

We and all directors and officers and the holders of substantially all of our outstanding stock and stock options have agreed that, subject to certain exceptions, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we agree, and each such person agrees, that we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•

the issuance by us of shares of common stock on exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

the grant of options or the issuance of shares of common stock by us to our employees, officers, directors, advisors or consultants pursuant to employee benefit plans in effect on the date hereof and described in this prospectus;

•

the filing by us of a registration statement with the SEC on Form S-8 in respect of any shares issued under or the grant of any award pursuant to an employee benefit plan in effect and described in this prospectus;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period and no public announcement or filing under the Exchange Act, regarding the establishment of such plan shall be required or shall be voluntarily made;

•

the sale or issuance of or entry into an agreement by us to sell or issue shares of common stock or securities convertible into or exercisable for common stock in connection with any mergers, acquisition of securities, businesses, property or other assets, joint ventures, strategic alliances, partnerships with experts to provide services to us, equipment leasing arrangements or debt financing, provided that each recipient of shares of common stock or securities convertible into or exercisable for common stock shall execute a lock-up agreement and that the aggregate number of shares of common stock issued, to be issued or issuable upon exercise of the securities convertible into or exercisable for common stock shall not exceed              shares;

•

transactions relating to shares of common stock or other securities acquired in connection with the offering (except that this shall not include any issuer-directed shares acquired by directors and officers) or in open market transactions after the completion of the offering; provided that no filing under the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in connection with the offering or in such open market transactions;

•

distributions of shares of common stock or any security convertible into common stock to limited partners or stockholders or transfers of shares of common stock or any security convertible into or exercisable for common stock as a bona fide gift, or by will or intestacy or to any trust for the direct or indirect benefit of the holder or any spouse, domestic partner, parent, sibling, child or grandchild of the holder, or to a trustor or beneficiary of a trust; provided that (i) each donee or distributee shall sign and deliver a similar lock-up letter and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period;

•

the receipt from us of shares of common stock upon the exercise of an option, insofar as such option is outstanding as of the date of this prospectus; provided that the securities received after such exercise remain subject to the lock-up restrictions; or

•

the conversion of shares of any class of our capital stock pursuant to the terms thereof into shares of another class of our capital stock; provided that the securities received after such conversion remain subject to the lock-up restrictions.

The restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the restricted period we issue an earnings release or material news or a material event relating to us occurs, or

•

prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period or provide notification to Morgan Stanley & Co. LLC and Piper Jaffray & Co. of any earnings release or material news or material event that may give rise to an extension of the initial 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Morgan Stanley & Co. LLC and Piper Jaffray & Co., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Morgan Stanley & Co. LLC and Piper Jaffray & Co. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Ropes & Gray LLP, East Palo Alto, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements of TRIA Beauty, Inc. at December 31, 2010 and 2011, and for each of the three years in the period ended December 31, 2011, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Where we make statements in this prospectus as to the contents of any contract or any other document, for the complete text of that document, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement of which this prospectus is a part, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, DC 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. We also intend to furnish our stockholders with annual reports containing our consolidated financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited consolidated financial information. We maintain a website at www.triabeauty.com. The reference to our web address does not constitute incorporation by reference of the information contained on, or accessible through, this site. Upon completion of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

Index to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets at December 31, 2010 and December 31, 2011	F-3
Consolidated Statements of Operations for each of the three years in the period ended December 31, 2011	F-4
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) for each of the three years in the period ended December 31, 2011	F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2011	F-7
Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

TRIA Beauty, Inc.

We have audited the accompanying consolidated balance sheets of TRIA Beauty, Inc. as of December 31, 2010 and 2011 and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TRIA Beauty, Inc. at December 31, 2010 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Redwood City, California

March 12, 2012

TRIA Beauty, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31,		Pro Forma as of December 31, 2011 (see note 2)
	2010	2011
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,809	$14,972
Short-term investments	10,713	—
Restricted cash	—	400
Accounts receivable, net	3,739	3,333
Inventories	4,794	6,024
Prepaid expenses and other current assets	552	3,226

Total current assets	25,607	27,955

Property and equipment, net	1,543	1,756
Intangible assets, net	—	1,000
Restricted cash	472	402
Other assets	355	357

Total assets	$27,977	$31,470

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$2,606	$4,876
Accrued liabilities	5,617	7,146
Current portion of notes payable	—	2,413

Total current liabilities	8,223	14,435

Deferred rent	299	976
Notes payable, net of current portion	—	4,800
Other liabilities	—	453

Total liabilities	8,522	20,664

Redeemable convertible preferred stock issuable in series, par value $0.001; 69,585,697 and 94,585,697 shares authorized at December 31, 2010 and 2011, respectively; 69,243,461 and 91,602,072 shares issued and outstanding at December 31, 2010 and 2011, respectively, and no shares issued or outstanding pro forma (unaudited), total liquidation preference of $78,616 and $104,329 at December 31, 2010 and 2011, respectively.	83,878	109,540	—

Stockholders’ equity (deficit):
Common stock, par value $0.001; 90,000,000 and 120,000,000 shares authorized at December 31, 2010 and 2011, respectively; 5,330,299 and 5,360,299 shares issued and outstanding at December 31, 2010 and 2011, respectively, and 96,962,371 shares issued and outstanding pro forma (unaudited)	5	5	97
Additional paid-in capital	2,427	2,907	112,355
Accumulated other comprehensive income	76	122	122
Accumulated deficit	(66,931)	(101,768)	(101,768)

Total stockholders’ equity (deficit)	(64,423)	(98,734)	$10,806

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$27,977	$31,470

The accompanying notes are an integral part of these financial statements.

TRIA Beauty, Inc.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Years Ended December 31,
	2009	2010	2011
Net sales	$19,417	$27,140	$45,049
Cost of goods sold	9,621	14,109	22,533

Gross profit	9,796	13,031	22,516

Operating expenses:
Sales and marketing	9,005	19,863	32,256
Research and development	8,253	9,381	9,341
General and administrative	5,583	9,792	14,867

Total operating expenses	22,841	39,036	56,464

Loss from operations	(13,045)	(26,005)	(33,948)
Other income (expense):
Interest income	386	50	46
Interest expense	(1)	(7)	(601)
Change in fair value of warrant liability	—	—	(252)
Foreign exchange gain (loss)	372	366	(38)

Loss before provision for income taxes	(12,288)	(25,596)	(34,793)
Provision for income taxes	(91)	(23)	(44)

Net loss	(12,379)	(25,619)	(34,837)

Adjustment to net loss resulting from preferred stock modification and extinguishment	—	982	—

Net loss attributable to common stockholders	$(12,379)	$(24,637)	$(34,837)

Net loss per share attributable to common stockholders - basic and diluted	$(3.70)	$(6.26)	$(6.52)

Weighted average shares of common stock used in computing net loss attributable to common stockholders - basic and diluted	3,345	3,933	5,342

Pro forma net loss per share attributable to common stockholders - basic and diluted (unaudited)			$(0.43)

Weighted average shares of common stock used in computing pro forma net loss attributable to common stockholders - basic and diluted (unaudited)			81,042

The accompanying notes are an integral part of these financial statements.

TRIA Beauty, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(in thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances at December 31, 2008	46,704,786	$64,542	3,318,186	$3	$332	$146	$(28,933)	$(28,452)
Exercise of common stock options	—	—	36,125	—	8	—	—	8
Stock-based compensation	—	—	—	—	314	—	—	314
Comprehensive loss:
Cumulative effect of foreign currency translation adjustments	—	—	—	—	—	(22)	—	(22)
Unrealized loss on short-term investments, net of tax	—	—	—	—	—	(110)	—	(110)
Net loss	—	—	—	—	—	—	(12,379)	(12,379)

Total comprehensive loss	—	—	—	—	—	—	—	(12,511)

Balances at December 31, 2009	46,704,786	$64,542	3,354,311	$3	$654	$14	$(41,312)	$(40,641)

The accompanying notes are an integral part of these financial statements.

TRIA Beauty, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) (continued)

(in thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances at December 31, 2009 (brought forward)	46,704,786	$64,542	3,354,311	$3	$654	$14	$(41,312)	$(40,641)
Exercise of common stock options	—	—	416,052	—	155	—	—	155
Exercise of common stock warrants	—	—	50,000	—	18	—	—	18
Stock-based compensation	—	—	—	—	303	—	—	303
Issuance of Series CC redeemable convertible preferred stock at $1.15 per share, net of issuance costs of $324	18,225,047	20,635	—	—	—	—	—	—
Preferred stock to preferred stock exchange	11,863,377	6,019	—	—	(6,019)	—	—	(6,019)
Preferred stock to common stock conversion	(7,549,749)	(7,318)	1,509,936	2	7,316	—	—	7,318
Comprehensive loss:
Effect of foreign currency translation adjustments	—	—	—	—	—	75	—	75
Unrealized loss on short-term investments, net of tax	—	—	—	—	—	(13)	—	(13)
Net loss	—	—	—	—	—	—	(25,619)	(25,619)

Total comprehensive loss	—	—	—	—	—	—	—	(25,557)

Balances at December 31, 2010	69,243,461	83,878	5,330,299	5	2,427	76	(66,931)	(64,423)
Exercise of common stock options	—	—	30,000	—	12	—	—	12
Stock-based compensation	—	—	—	—	468	—	—	468
Issuance of Series CC redeemable convertible preferred stock at $1.15 per share, net of issuance costs of $31	22,358,611	25,662	—	—	—	—	—	—
Comprehensive loss:
Effect of foreign currency translation adjustments	—	—	—	—	—	46	—	46
Net loss	—	—	—	—	—	—	(34,837)	(34,837)

Total comprehensive loss	—	—	—	—	—	—	—	(34,791)

Balances at December 31, 2011	91,602,072	$109,540	5,360,299	$5	$2,907	$122	$(101,768)	$(98,734)

The accompanying notes are an integral part of these financial statements.

TRIA Beauty, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2009	2010	2011
Cash flows from operating activities
Net loss	$(12,379)	$(25,619)	$(34,837)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	304	456	638
Change in fair value of warrant liability	—	—	252
Stock-based compensation	314	303	468
Disposal of fixed assets	—	22	—
Amortization of premium on short-term investments	(126)	158	107
Accrued interest on notes payable	—	—	169
Amortization of loan fees	—	—	114
Changes in operating assets and liabilities:
Accounts receivable, net	604	(107)	478
Inventories	(1,548)	(486)	(1,185)
Prepaid expenses and other current assets	(690)	258	(2,447)
Restricted cash	(201)	(69)	(402)
Accounts payable	(1,086)	(666)	2,094
Accrued liabilities	1,634	3,019	2,156

Net cash used in operating activities	(13,174)	(22,731)	(32,395)

Cash flows from investing activities
Purchases of property and equipment	(879)	(1,041)	(851)
Purchase of intangible assets	—	—	(1,000)
Proceeds from sale and maturities of short-term investments	33,040	16,045	(10,552)
Purchases of short-term investments	(21,115)	(13,052)	21,160

Net cash provided by investing activities	11,046	1,952	8,757

Cash flows from financing activities
Proceeds from exercise of common stock options and warrants	8	173	12
Proceeds from issuance of notes payable, net of issuance costs	—	—	7,816
Repayments of notes payable	—	—	(756)
Proceeds from issuance of preferred stock, net of issuance costs	—	20,634	25,662

Net cash provided by financing activities	8	20,807	32,734
Effect of exchange rate changes on cash and cash equivalents	(106)	191	67

Net (decrease) increase in cash and cash equivalents	(2,226)	219	9,163
Cash and cash equivalents at beginning of period	7,816	5,590	5,809

Cash and cash equivalents at end of period	$5,590	$5,809	$14,972

Supplemental disclosures of cash flow information
Cash paid for interest	$—	$9	$317
Cash paid for income taxes	1	19	15

Supplemental disclosures of noncash investing and financing activities
Preferred stock to preferred stock exchange	—	(6,019)	—
Preferred stock to common stock conversion	—	7,316	—

The accompanying notes are an integral part of these financial statements.

Tria Beauty, Inc.

Notes to Consolidated Financial Statements

1. Description of Business

TRIA Beauty, Inc. (the Company or TRIA) was incorporated in California in January 2003 and reincorporated in Delaware in July 2010. The Company is based in Dublin, California, where its corporate headquarters, research and development (R&D), marketing, and United States (U.S.) manufacturing of its Skin Perfecting Blue Light product are located. TRIA has three wholly-owned subsidiaries in Japan, South Korea, and the United Kingdom that function as sales and marketing offices. The Company develops and sells FDA-cleared light-based medical devices directly to consumers.

Since its inception in 2003, the Company has incurred cumulative losses totaling $66.9 million as of December 31, 2010 and $101.8 million as of December 31, 2011. To date, the Company has funded operations primarily with the net proceeds from private placements of redeemable convertible preferred stock and from loan proceeds. As of December 31, 2010 and 2011, the Company had net working capital of $17.4 million and $13.5 million. Management believes that currently available resources, after considering the loan transactions disclosed in Note 16, will provide sufficient funds to enable the Company to meet its obligations for at least the next 12 months. The Company’s ability to fund its operations is dependent primarily upon its ability to execute on its business plan, including generating sufficient sales and cash inflows from operating activities. If the Company is unable to execute on its business plan and adequately fund its operations, the Company may need to seek additional financing and/or reduce discretionary spending. There can be no assurance that the Company will be able to generate sufficient cash from operations to adequately fund operating needs or ultimately achieve profitability, or that additional financing will be available on terms acceptable to the Company, if at all. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties. The Company also has existing patent litigation with Palomar Medical Technologies, Inc. (Palomar) disclosed in Note 7, in which an adverse outcome could materially affect the Company’s business, financial condition, results of operations and cash flows.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP), and include the accounts of the Company and its wholly-owned subsidiaries, TRIA Beauty Japan, KK., TRIA Beauty Korea, Ltd., and TRIA Beauty UK, Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation.

Unaudited Pro Forma Amounts

In January 2012, the Company’s Board of Directors approved the filing of an initial public offering (IPO) of the Company’s common stock. If the initial public offering is consummated, all outstanding redeemable convertible preferred stock will automatically convert into shares of the Company’s common stock and the Company’s preferred stock warrants will automatically convert into warrants to purchase shares of the Company’s common stock. Upon conversion of the redeemable convertible preferred stock into shares of the Company’s common stock, holders of redeemable convertible preferred stock are entitled to receive dividends payable in cash or shares of common stock at the option of the Company to the extent any are declared. No dividends have been declared, consequently the impact of dividends has not been reflected in the pro forma stockholders’ equity (deficit) or the pro forma weighted-average shares used to compute pro forma net income (loss) per share.

The pro forma amounts do not give effect to any proceeds from the IPO itself.

Subsequent Events

The Company has evaluated subsequent events after the balance sheet date of December 31, 2011 through the date of the filing of this registration statement on Form S-1 in which these consolidated financial statements are included. See Note 16, Subsequent Events for details.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of sales and expenses during the periods presented. The Company bases its estimates on historical experience and also on assumptions that it believes are reasonable, however, actual results could differ from those estimates. To the extent there are material differences between these estimates and the actual results, the Company’s consolidated financial statements will be affected.

Foreign Currency Translation

The Company considers the functional currency of its foreign subsidiaries to be the relevant local currency. Assets and liabilities recorded in foreign currencies are translated into U.S. dollars at the exchange rate in effect on the balance sheet date, and revenue, cost and expense accounts are translated at the average rates of exchange in effect during the period. The effects of foreign currency translation adjustments are recorded in the accumulated other comprehensive income or loss account as part of a separate component of stockholders’ equity (deficit) in the accompanying consolidated balance sheets. Foreign currency transaction gains and losses are included in foreign exchange gains (losses) in the accompanying consolidated statements of operations for the period in which they occur.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. The Company maintains its cash, cash equivalents and short-term investments with banks and other financial institutions. Deposits with banks in the United States may be in excess of insured limits provided on such deposits. Balances on deposits held with banks outside the United States are not covered by deposit insurance.

The Company monitors the financial credit ratings of the issuers of its cash equivalents and short-term investments and limits the concentration in individual securities and the types of investments that exist within its investment portfolio. All of the Company’s investments carry high-credit-quality ratings, in accordance with its investment policy. To date, the Company has not experienced any realized losses on its invested cash and cash equivalents and short-term investments.

The Company’s sales are primarily made directly to individual customers, and to a much smaller extent to a small group of retailers and independent distributors.

The Company’s accounts receivable primarily consist of a large number of receivables from individual consumers secured by credit cards and a small number of larger receivables to retail accounts with credit terms. Credit risk is generally mitigated by the large number of individual customers. For amounts owed by individual customers, most of which are secured with credit cards, the Company assesses the need for maintaining reserves for credit losses based on historical information and trends of losses incurred. For the remaining customers, the Company performs ongoing credit evaluations to estimate the need for maintaining reserves for potential credit losses. The Company records reserves against its accounts receivable using an allowance for doubtful accounts. Increases in the allowance for doubtful accounts are included as a component of sales and marketing expenses.

Customers that accounted for more than 10% of gross accounts receivable, comprising primarily of retail accounts are noted below:

	As of December 31,
	2010	2011

Customer A	11%	**
Customer B	18%	**
** Less than 10%

Customers that accounted for more than 10% of net sales are noted below:

	Years Ended December 31,
	2009	2010	2011

Customer A	14%	**	**
Customer B	15%	**	**
Customer C	10%	**	**
** Less than 10%

Fair Value of Financial Instruments

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses a three-tier fair-value hierarchy for disclosure of fair value measurements as follows:

•	Level 1, defined as observable inputs, such as quoted prices for identical assets in active markets.

•	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore, requiring management to develop its own assumptions based on the best estimates of what market participants would use in pricing an asset or liability at the reporting date.

The carrying values of the Company’s financial instruments such as cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term nature of these items. The carrying amount of the Company’s convertible preferred stock warrant liability represents its estimated fair value. The Company believes that the rate and terms of its notes payable are consistent with the market for such instruments and that the carrying value of the notes payable approximates fair value.

Cash, Cash Equivalents, and Short-Term Investments

Cash and cash equivalents consist of demand deposits, short-term money market funds, U.S. Treasury and agency debt securities, and commercial paper. The Company considers investments in highly liquid instruments with an original maturity of 90 days or less from the date of purchase to be cash equivalents.

The Company’s investments are all short-term and consist of high-credit quality U.S. Treasury and agency debt securities and corporate debt securities with investment-grade ratings that have maturities of greater than 90 days but less than 365 days from the date of purchase. The Company mitigates investment exposure by limiting its investments on any single institution, maturity, and investment type. The Company has classified all debt securities as available for sale and therefore they are carried at their estimated fair value based on quoted market prices or pricing models using current market rates.

Unrealized gains and losses are included in accumulated other comprehensive income (loss) and are reported as a separate component of stockholders’ equity (deficit). Realized gains and losses and declines in value judged to be other than temporary, if any, on available-for-sale securities are included in interest income. The Company has not recognized any losses from other-than-temporary impairments through December 31, 2011. The cost of securities sold is based on the specific-identification method. Interest on available-for-sale securities is included in interest income.

Restricted Cash

The Company is required to maintain restricted cash deposits as collateral under credit card services agreements, a corporate credit card agreement with a financial institution and as collateral for a standby letter of credit. The deposits are in the form of a bank deposit and are classified as restricted cash in the accompanying consolidated balance sheets.

Accounts Receivable

Accounts receivable represent amounts owed to the Company from the sale of its products worldwide. The Company establishes an allowance for bad debts and an allowance for sales returns based on a review of historical experience of losses incurred. The Company offers direct customers the option to purchase certain products on a payment plan. The payment plan requires a down payment plus four to five equal monthly payments secured by a credit card. At the time of sale, the Company reserves an estimated bad debt allowance for these transactions as well as for sales to retail customers and physicians.

Inventories

Inventories consist of raw materials, work in progress, and finished goods and are stated at the lower of cost or market determined on a first-in, first-out basis. Inventory that is obsolete or in excess of the Company’s forecasted demand is written down to its estimated net realizable value based on assumptions about future demand forecasts and market conditions. Inventory write-downs are charged to cost of goods sold and totaled $0, $323,000 and $1.2 million during the years ended December 31, 2009, 2010 and 2011, respectively.

Inventory is consigned with certain retailers. The amounts consigned as of December 31, 2010 and 2011 were $572,000 and $357,000, respectively.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or the remaining lease term. The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to the future undiscounted net cash flows which the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the assets’ fair value determined using the projected discounted future net cash flows arising from the asset. There has been no impairment of long-lived assets through December 31, 2011.

Intangible Assets

Intangible assets consist only of purchased patent applications related to products in development. The Company recorded the purchased patent applications at their fair values on the date of the acquisition and will amortize, using the straight-line method, over their estimated useful lives which management estimated to be 5 years. Amortization of these purchased patent applications commences when the related product, to which these patent applications are associated, starts generating revenue.

The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to the future undiscounted net cash flows which the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the assets’ fair value determined using the projected discounted future net cash flows arising from the asset. There has been no impairment of intangible assets through December 31, 2011.

Warranty Reserve

The Company provides a full replacement warranty on its products for periods ranging from 12 to 24 months from the date of purchase. The Company accrues for potential warranty claims based on historical claim experience and specific events and other factors when the Company believes an exposure is probable and can be reasonably estimated. The adequacy of the reserve is reviewed periodically and may be adjusted for changes in historical experience and other data as they become available.

Activity in the warranty reserve account was as follows (in thousands):

	Year Ended December 31,
	2010	2011
Beginning balance	$386	$715
Charges to cost of sales	1,071	971
Warranty claims	(742)	(1,144)

Ending balance	$715	$542

Revenue Recognition

The Company’s sales are derived primarily from sales of its Hair Removal Laser device. The products are sold primarily on a direct to consumer basis and secondarily through retailers and distributors.

The Company recognizes sales when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectability is reasonably assured. The Company considers that products are delivered when delivery terms are met and title and risk of loss have been transferred. For sales from the Company’s website, and for sales to the Company’s retail customers and distributors, revenue recognition occurs at the time of shipment. The Company recognizes revenue as the net amount estimated to be received after deducting estimated amounts for product returns, discounts and allowances. The Company estimates future product returns, discounts and allowances based primarily upon historical experience and expected changes in sales trends.

Sales returns and allowances

The Company provides limited rights of return to consumers and retailers, generally within 60 to 90 days, but no rights of return to distributors. At the time revenue is recorded, the Company estimates the impact of returns primarily based on historical experience. The Company recognizes this estimate as a reduction to revenue with the offset on the consolidated balance sheets to either its allowance for returns which is offset against accounts receivable in the case of sales made on credit terms or is included in accrued liabilities in the case of sales made on a prepaid basis. Since distributors have no rights of return, sales to distributors are not included in the analysis.

Cost of Goods Sold

Cost of goods sold consists primarily of the cost of finished goods and the cost of component products purchased from third-party manufacturers and from the Company’s contract manufacturer. To a lesser extent it includes the labor, material and overhead related to the Company’s internal manufacturing processes and the costs associated with product warranty and warehousing costs.

Shipping and Handling Costs

The Company records shipping and handling charges as a component of cost of goods sold and records shipping and handling costs collected from customers as a part of sales. The amount of shipping costs included in costs of goods sold for the years ended December 31, 2009, 2010 and 2011 were $243,000, $481,000 and $1.1 million, respectively.

Taxes Collected From Customers

Taxes collected from customers that are to be remitted to governmental authorities are not included in sales in the accompanying consolidated statements of operations.

Advertising Expense

The Company’s policy is to expense the costs of running an advertisement or airing a television infomercial at the time it is aired or run. If an infomercial is broadcast on multiple occasions, the cost of each broadcast is expensed at the time of such broadcast. Costs related to the production of advertisements and television infomercials are expensed as incurred. Advertising expenses during the years ended December 31, 2009, 2010 and 2011 were $1.3 million, $5.7 million and $12.8 million, respectively. Advertising is included in sales and marketing expenses in the accompanying consolidated statements of operations.

Stock-Based Compensation

Stock-based compensation for options to purchase common shares is estimated for accounting purposes at the grant date based on fair value as calculated by the Black-Scholes-Merton option pricing model, net of estimated forfeitures. The Company recognizes compensation expense over the requisite service period using the straight-line method. The determination of the fair value of a stock-based award is affected by the deemed fair value of the underlying stock price on the grant date, as well as other assumptions including the risk-free interest rate, the estimated volatility of the Company’s stock price over the term of the award, the estimated period of time that the Company expects employees to hold their stock options, and the expected dividend rate. There was no nonemployee stock compensation expense recognized for the years ended December 31, 2009, 2010 and 2011.

Convertible Preferred Stock Warrant Liability

The Company accounts for warrants to purchase shares of its redeemable convertible preferred stock as a liability recognized at fair value. The preferred stock warrants are recorded as a liability because the underlying shares of redeemable convertible preferred stock are contingently redeemable and, therefore, may obligate the Company to transfer assets at some point in the future. The warrants are subject to remeasurement to fair value at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net, on the statements of consolidated operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of a deemed liquidation event, conversion of redeemable convertible preferred stock into common stock, or until the holders of the redeemable convertible preferred stock can no longer trigger a deemed liquidation event.

Research and Development

Research and development costs consist of salaries, employee benefits, stock-based compensation, laboratory supplies, outsourced development expenses, professional services and facility costs and are expensed as incurred.

Income Taxes

The Company uses an asset and liability approach for accounting for deferred income taxes, which requires recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements, but have not been reflected in its taxable income. Estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred income tax assets, which arise from temporary differences and carryforwards. Deferred income tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets and liabilities are expected to be realized or settled.

The Company regularly assesses the likelihood that its deferred income tax assets will be realized from recoverable income taxes or recovered from future taxable income based on the realization criteria set forth in Accounting Standards Codification 740-10, Income Taxes. To the extent that the Company believes any amounts are more likely not to be realized, the Company records a valuation allowance to reduce the deferred income tax assets. In the event the Company determines that all or part of the net deferred tax assets are not realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made. Similarly, if the Company subsequently realizes deferred income tax assets that were previously determined to be unrealizable, the respective valuation allowance would be reversed, resulting in an adjustment to earnings in the period such determination is made.

Based on the available evidence, the Company believed it was not likely able to utilize its deferred tax assets in the future and as a result, the Company recorded a full valuation allowance as of December 31, 2010 and December 31, 2011. The Company intends to maintain the valuation allowance until sufficient evidence exists to support its reversal. The Company regularly reviews its tax positions and for a tax benefit to be recognized the related tax position must be more likely than not to be sustained upon examination. Any amount recognized is generally the largest benefit that is more likely than not to be realized upon settlement. The Company’s policy is to recognize interest and penalties related to income tax matters as an income tax expense. Through December 31, 2011, the Company did not have any interest or penalties associated with unrecognized tax benefits.

Comprehensive Loss

Comprehensive loss consists of net loss and other comprehensive gain (loss). Other comprehensive gain (loss) consists of cumulative foreign currency translation adjustments and unrealized gains on short-term investments. Comprehensive loss has been reflected in the consolidated statements of stockholders’ equity (deficit).

Balances within accumulated other comprehensive income are as follows (in thousands):

	As of December 31,
	2010	2011

Cumulative unrealized (loss) gain on short-term investments, net of tax	$(1)	$—
Cumulative effect of foreign currency translation adjustments	77	122

Total accumulated other comprehensive income	$76	$122

There were no gains or losses on available-for-sale securities reclassified out of accumulated other comprehensive income into earnings for the periods presented.

Net Loss Per Share and Unaudited Pro Forma Net Loss Per Share of Common Stock

Basic net loss per share of common stock is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted net loss per share of common stock is computed by giving effect to all potentially dilutive securities outstanding during the period, including options, warrants, and convertible preferred stock. Basic and diluted net loss per share attributable to common stockholders was the same for all periods presented as the inclusion of all potentially dilutive securities outstanding were anti-dilutive. As such, the numerator and the denominator used in computing both basic and diluted net loss are the same for each period presented.

Pro forma basic and diluted net loss per share of common stock has been computed to give effect to the automatic conversion immediately prior to the closing of a qualifying initial public offering of the convertible preferred stock into common stock as of the beginning of the period or the issuance date, if later. Also, the numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove the gains and losses resulting from the re-measurement of the convertible preferred stock warrant liability as this amount will be reclassified to additional paid-in capital upon the completion of a qualifying initial public offering of the Company’s common stock.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued new guidance for fair value measurements to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. The guidance is effective for the Company prospectively beginning in the first quarter of fiscal 2012. The Company is currently evaluating the impact this guidance may have on its financial position, results of operations and cash flows.

In June 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-05, Presentation of Comprehensive Income (ASU 2011-05). ASU 2011-05 requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. Under the continuous statement approach, the statement would include the components and total of net income, the components and total of other comprehensive income and the total of comprehensive income. Under the two statement approach, the first statement would include the components and total of net income and the second statement would include the components and total of other comprehensive income and the total of comprehensive income. Comprehensive income may no longer be presented only within the consolidated statement of stockholders’ equity. ASU 2011-05 does not change the items that must be reported in other comprehensive income. ASU 2011-05 is effective retrospectively for interim and annual periods beginning after December 15, 2011, with early adoption permitted. The Company has elected not to early adopt this update and believes it will not have an impact on its financial position or results of operations.

3. Marketable Securities

Available-for-sale marketable securities consisted of the following (in thousands):

	As of December 31, 2010
	Amortized Cost	Unrealized Losses	Aggregate Fair Value
Money market funds	$2,885	$–	$2,885
Corporate bonds and commercial paper	10,714	(1)	10,713

Total available-for-sale marketable securities	$13,599	$(1)	$13,598

Reported as:
Cash and cash equivalents	$2,885	$–	$2,885
Short-term investments	10,714	(1)	10,713

	$13,599	$(1)	$13,598

	As of December 31, 2011
	Amortized Cost	Unrealized Gains	Aggregate Fair Value
Money market funds	$12,842	$—	$12,842

Total available-for-sale marketable securities	$12,842	$—	$12,842

Reported as:
Cash and cash equivalents	$12,842	$—	$12,842

	$12,842	$—	$12,842

All marketable securities held by the Company as of December 31, 2010 and 2011 had maturities of less than one year.

The Company recognized realized gains of $393,000, $45,000 and $22,000 for the years ended December 31, 2009, 2010 and 2011, respectively. Realized gains and losses are calculated based on the specific identification method and are recognized in other income (expense) in the accompanying consolidated statements of operations. For the years ended December 31, 2009, 2010 and 2011 there were no significant unrealized losses on investments.

4. Fair Value Measurements

The Company measures and reports its money market funds, corporate bonds, commercial paper and convertible preferred stock warrant liability at fair value. The following table sets forth the fair value of the Company’s financial assets and liabilities by level within the fair value hierarchy measured on a recurring basis (in thousands):

	As of December 31, 2010

	Level 1	Level 2	Level 3	Total

Assets:
Money market funds	$2,885	$—	$—	$2,885
Corporate bonds and commercial paper	—	10,713	—	10,713

Total financial assets	$2,885	$10,713	$—	$13,598

	December 31, 2011

	Level 1	Level 2	Level 3	Total

Assets:
Money market funds	$12,842	$—	$—	$12,842

Total financial assets	$12,842		$—	$12,842

Liabilities
Common and convertible preferred stock warrant liability	$—	$—	$453	$453

The following table provides a roll-forward of the fair value of the common and convertible preferred stock warrant liability categorized as Level 3 for the year ended December 31, 2011 (in thousands):

Balance at December 31, 2010	$—
Fair value of common and convertible preferred stock warrants issued during the period	200
Change in fair value of the common and convertible preferred stock warrant liability	253

Balance at December 31, 2011	$453

The fair value of common and convertible preferred stock warrants prior to 2011 was immaterial.

The Company’s common and convertible preferred stock warrants were classified as Level 3 because they were valued based on unobservable inputs and management’s judgment due to the absence of quoted market prices, inherent lack of liquidity and the long-term nature of such financial instruments. The Company performs a fair value assessment of the common and convertible preferred stock warrant inputs at each reporting date. These assumptions are inherently subjective and involve significant management judgment. Any change in fair value is recognized as a component of other income (expense), net, on the consolidated statements of operations.

There were no transfers of assets measured between Level 1 and Level 2 during the years ended December 31, 2010 and 2011.

5. Balance Sheet Data

Accounts Receivable

Activity in the allowance for doubtful accounts is as follows (in thousands):

	Years Ended December 31,
	2009	2010	2011

Allowance for doubtful accounts, beginning balance	$2	$63	$510
Charged to costs and expenses	62	514	690
Deductions (write-offs)	(1)	(67)	(827)

Allowance for doubtful accounts, ending balance	$63	$510	$373

As of December 31, 2010 and 2011, the Company had allowances for sales returns of $504,000 and $525,000, respectively, which were recorded as an offset to accounts receivable for sales returns related to sales made on credit terms.

Inventories

Inventories are comprised of the following (in thousands):

	As of December 31,
	2010	2011
Raw materials	$1,997	$728
Work in process	1,112	932
Finished goods	1,685	4,364

	$4,794	$6,024

Property and equipment, net

Property and equipment are comprised of the following (in thousands):

	As of December 31,
	2010	2011
Computer equipment and software	$726	$955
Furniture and office equipment	719	837
Laboratory equipment and tooling	924	1,185
Leasehold improvements	108	154

	2,477	3,131
Less accumulated depreciation	(934)	(1,375)

	$1,543	$1,756

Depreciation expense was $304,000, $456,000 and $638,000 for 2009, 2010 and 2011, respectively.

Intangible Assets

On December 24, 2011, the Company acquired the patent applications related to products under development by Once Again Me, Inc. The purchase qualified as an asset acquisition in accordance with the provisions of ASC 805, Business Combinations. The Company recorded the intangibles purchased at its fair value of $1.0 million and will be amortized over the estimated useful life of 5 years, commencing in 2012 at an estimated amortization rate of $200,000 annually. During the year ended December 31, 2011, the recognized any amortization expense associated with these patent applications was immaterial.

Accrued liabilities

Accrued liabilities are comprised of the following (in thousands):

	As of December 31,
	2010	2011
Payroll and taxes	$1,021	$759
Vacation	336	477
Bonuses	522	928
Professional services	1,186	2,938
Inventory purchases	545	58
Sales tax	622	358
Warranty reserve	715	542
Customer deposits and allowance for sales returns	548	642
Other	122	444

	$5,617	$7,146

6. Notes Payable

Loan Agreement

In May 2011, the Company entered into a loan and security agreement (the “Loan Agreement”) with Silicon Valley Bank (“SVB”). The Loan Agreement provided for a term loan of up to $8.0 million. The term loan was to be made available in two separate tranches. The Company received tranche A in the amount of $5.0 million in May 2011 and tranche B in the amount of $3.0 million in September 2011 upon meeting certain milestones. The interest rate on the amount borrowed was 9.4% and 9.36% per annum for tranche A and B, respectively. The term loans are scheduled to be paid back over a three-year period in equal monthly payments of interest and principal. The notes have a final interest payment of $300,000 and $180,000 for tranche A and B, respectively, due with the final payment. The final interest payments are being recognized as interest expense and accreted through the date the debt is repaid. The loan and security agreement was amended and restated in August 2011 to provide for the ability to borrow up to $2.0 million on a revolving basis to be used for general corporate purposes and issuance of letters of credit, in addition to the original term loans. Interest on the unpaid principal balance of the revolving line of credit is the prime rate published in the Money Rates section of the Wall Street Journal plus 2.5% per annum (5.75% at December 31, 2011). The revolving line of credit terminates in August 2013, at which time all unpaid principal and interest is due and payable. These loans are collateralized by substantially all assets of the Company, excluding intellectual property. As of December 31, 2011, the Company was in compliance with the terms of the Loan Agreement. In January 2012, the Company entered into a new $27.0 million debt facility and repaid the SVB loan, including $480,000 of final interest payments. See Note 16-Subsequent Events.

In accordance with the SVB Loan Agreement, the Company issued a warrant to SVB in May 2011 to purchase 278,260 shares of Series CC preferred stock at an exercise price of $1.15 per share and a warrant to purchase 125,000 shares of common stock at an exercise price of $0.20 per share. In September 2011, the Company issued a warrant to SVB to purchase 71,429 shares of common stock upon borrowing funds under tranche B at an exercise price of $0.21 per share. The fair value of these warrants at issuance was approximately $194,000 and resulted in a debt discount. The debt discount is being amortized to interest expense using the effective interest method.

During the year ended December 31, 2011, the Company made payments of interest and principal of $1.1 million. The following is a schedule of future payments due on notes payable as of December 31, 2011 (in thousands):

Year Ending December 31,
2012	$2,493
2013	2,743
2014	2,008

Total payments due	$7,244
Less debt discount	(31)

7,213

7. Commitments and Contingencies

Operating Lease

The Company rents its existing facilities under operating lease agreements that provide for fixed rental payments through January 2015 for its U.S. headquarters and October 2013, February 2013 and December 2012 for its Japan, South Korea and UK offices, respectively. The Company’s lease agreements can be extended for additional terms ranging from one to five years. During the years ended December 31, 2009, 2010 and 2011, rent expense totaled $617,000, $1.1 million and $1.1 million, respectively.

Future minimum annual operating lease payments are as follows (in thousands):

Year Ending December 31:
2012	$1,581
2013	1,419
2014	1,221
2015	407
2016	—

Total minimum operating lease payments	$4,628

Purchase Obligations

The Company’s Hair Removal Laser is assembled by a single contract manufacturer with whom the Company entered into an agreement in 2010. The Company’s agreement with this contract manufacturer stipulates that certain purchase commitments from the Company are not cancelable. Total non-cancelable purchase commitments as of December 31, 2010 and 2011 are $4.0 million and $4.8 million, respectively.

Legal Matters

In June 2009, Palomar Medical Technologies, Inc. (“Palomar”) filed a complaint alleging patent infringement by the Company in the United States District Court for the District of Massachusetts. The complaint alleges that the Company infringes certain U.S. patents licensed by Palomar by making, using, selling, and offering to sell the Company’s Hair Removal Laser, which represents substantially all the Company’s sales in the United States. The complaint seeks damages and also seeks a preliminary and permanent injunction from further infringement. The court entered an order on claim construction in October 2010. Fact discovery is essentially completed and expert discovery is ongoing and scheduled to close August 2012. Summary judgement briefing is scheduled to be completed in December 2012. Currently no trial date has been set. The Company is denying all allegations and is vigorously defending this case; however, lawsuits are inherently uncertain and unpredictable as to ultimate outcome. Although Palomar has previously granted licenses to alleged infringers of these patents, if the Company does not prevail in this litigation it is possible that the Company could be enjoined from selling its Hair Removal Laser in the United States through the 2015 expiration of the relevant patents. The Company may also be ordered to pay damages, as well as to make royalty payments to Palomar related to its U.S. sales through 2015, when the relevant patents expire. Accordingly, an adverse outcome could materially impact the Company’s business, financial condition, results of operations and cash flows. Based on the information available, the Company has evaluated whether the range of possible losses are probable, reasonably possible or remote as defined by ASC 450. The Company believes that it is reasonably possible that a liability has been incurred; however, a loss or range of loss cannot be reasonably estimated. As a result, no loss contingency has been accrued, and no range of loss exposure is presented.

On November 5, 2010, the Company filed a complaint in the United States District Court for the Northern District of California, against Radiancy, Inc. (“Radiancy”) seeking unspecified damages and injunctive relief for false advertising and illegal use of the Company’s trademarks. In January 2011, Radiancy filed a complaint in the United States District Court for the Southern District of New York, against the Company seeking unspecified amounts and injunctive relief relating to unfair competition, interfering with contractual relationships, and using Radiancy’s confidential information. The Company disputes Radiancy’s allegations and intends to defend the lawsuit vigorously. The Company believes that it is remote that a liability has been incurred and that a loss or range of loss cannot be reasonably estimated. As a result no loss contingency has been accrued, and no range of loss exposure is presented.

In addition to the above proceedings, the Company is subject to various claims and legal actions during the ordinary course of our business. The Company believes that there are currently no claims or legal actions, other than those described above, that would have a material adverse effect on the Company’s financial position, operations or potential performance.

Indemnifications

In the normal course of business and in order to facilitate transactions related to its operations, the Company indemnifies certain parties, including lessors, clinical trial practitioners and, from time to time, retailers and other resellers with respect to certain matters. The Company has agreed to hold certain parties harmless against losses arising from a breach of representations or covenants, or other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, the Company has entered into indemnification agreements with its officers and directors, and the by-laws contain similar indemnification obligations to agents.

It is not possible to determine the maximum potential amount of exposure under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, the Company has made no payments under these agreements and consequently such agreements have not had an impact on the operating results, financial position, or cash flows of the Company.

8. Redeemable Convertible Preferred Stock

From its inception in 2003 through 2008, the Company issued Series A to Series E redeemable convertible preferred stock in private placements. Shares of Series A redeemable convertible preferred stock (the Series A), Series B and B-1 redeemable convertible preferred stock (the Series B and B-1, respectively), Series C and C-1 redeemable convertible preferred stock (the Series C and C-1, respectively), Series D and D-1 redeemable convertible preferred stock (the Series D and D-1, respectively) and Series E redeemable convertible preferred stock (Series E) (collectively, the Series A, Series B and B-1, Series C and C-1, Series D and D-1 and Series E are referred to as the Existing Preferred).

In August 2010, in connection with the sale of Series CC shares described below, the Board of Directors approved an amended and restated Certificate of Incorporation. The amendment increased the Company’s authorized number of common shares to a total of 90,000,000 shares and authorized four new series of redeemable convertible preferred stock designated as Series AA (3,000,000 shares), Series BB (5,450,000 shares), Series CC (46,880,298 shares) and Series CC-1 (13,880,298 shares) preferred stock.

In August 2010, the Company received $20.9 million in total gross proceeds for the issuance of 18,225,047 shares of Series CC redeemable convertible preferred stock (Series CC) at a price of $1.15 per share (the Series CC Funding).

In connection with our Series CC preferred funding, we completed a rights offering whereby each prior holder of our Existing Preferred was given the opportunity to purchase shares of our Series CC preferred stock. Those Existing Preferred holders that did not purchase at least one-half of their pro rata investment proportions had their Existing Preferred converted into shares of our common stock on a five-to-one basis (i.e. every five shares of preferred stock became a single share of common stock). Those that purchased at least one-half of their pro rata investment proportion, but less than their full pro rata investment proportion, had one-half of their shares of Existing Preferred converted into shares of our common stock on a five-to-one basis, and the remaining Existing Preferred shares were converted into a new class of preferred stock. Those that purchased their full pro rata investment proportion had their entire Existing Preferred holdings converted into corresponding shares of new preferred stock. The pro rata number of Series CC shares for this purpose was calculated by taking the anticipated Series CC shares to be sold in the Series CC Funding and multiplying them by the percentage of Existing Preferred shares owned by each respective stockholder as a percentage of total Existing Preferred shares.

Each holder of shares of Existing Preferred that agreed to purchase at least 50% of their pro rata amount of Series CC shares as defined above had the right to exchange the following:

•

Series A for an equal number of Series AA redeemable convertible preferred stock (Series AA) and Series B and B-1 for an equal number of Series BB redeemable convertible preferred stock (Series BB). The newly created Series AA and Series BB have rights, preferences, and privileges identical to those of the existing Series A and Series B;

•

Series C and Series D for shares of Series CC-1 redeemable convertible preferred stock (Series CC-1). The number of shares of Series CC-1 exchangeable for each of the Series C and Series D shares was based on the ratio of the conversion price of the applicable series of preferred stock, divided by $1.15; and

•

Series C-1, Series D-1 and Series E for shares of Series CC redeemable convertible preferred stock (Series CC). The number of shares of Series CC exchangeable for each of the Series C-1, Series D-1 and Series E shares was based on the ratio of the conversion price of the applicable series of preferred stock, divided by $1.15.

All previously outstanding Existing Preferred shares not exchanged were converted to common stock at a 5-to-1 conversion ratio (five shares of preferred to one share of common stock).

The following table summarizes the Existing Preferred exchange:

	Exchanged Shares	Exchange Ratio	Series AA	Series BB	Series CC	Series CC-1	Redeemable Convertible Preferred Shares

Series A	1,166,667	1.00	1,166,667	–	–	–	1,166,667
Series B and B-1	1,896,309	1.00	–	1,896,309	–	–	1,896,309
Series C and C-1	3,503,920	1.09	–	–	3,260	3,805,348	3,808,608
Series D and D-1	13,721,650	1.30	–	–	7,180,431	10,717,373	17,897,804
Series E	18,866,491	1.39	–	–	26,249,026	–	26,249,026
	39,155,037		1,166,667	1,896,309	33,432,717	14,522,721	51,018,414

For the Existing Preferred stockholders that elected to participate in the Series CC Funding, the Company issued a total of 18,225,047 shares of Series CC and raised approximately $20.6 million (net of issuance costs). Of the 46,704,786 Existing Preferred outstanding prior to the Series CC financing, a total of 39,155,037 shares were held by Existing Preferred stockholders that elected to participate in the Series CC Funding. These participating investors also elected to have their respective pro rata shares of Existing Preferred exchanged into Series AA, Series BB, Series CC and Series CC-1 shares. Such shares were exchanged into a total of 51,018,414 shares of Series AA, Series BB, Series CC and Series CC-1 (collectively, the Series AA, Series BB, Series CC and Series CC-1 are referred to as New Preferred) resulting in an additional 11,863,377 shares of redeemable convertible preferred stock being issued. As the preferred stock exchange did not fundamentally change the nature of preferred shares and did not significantly change the contractual terms of the instruments including liquidation preference, voting rights and dividend rights, the preferred stock exchange was accounted for as a modification of Existing Preferred. Accordingly, the Company recorded a $6.0 million increase in the carrying value of the preferred stock, representing the increase in the fair value of redeemable convertible preferred stock before and after modification and a corresponding reduction to additional paid-in capital reflecting the increase in value transferred to preferred stockholders similar to a deemed dividend.

In connection with the Series CC Funding, 7,549,749 shares of Existing Preferred stock held by preferred shareholders were converted to 1,509,926 shares of common stock (five shares of preferred to one share of common). Since the conversion occurred concurrent with the Series CC Funding and fundamentally changed the original contractual terms and the nature of the Existing Preferred, the Company concluded the conversion from Existing Preferred to common represents an extinguishment of Existing Preferred. As such, $7.0 million, representing the difference between the carrying amount of the 7,549,749 shares of Existing Preferred convertible preferred stock of $7.3 million and the fair value of the common shares issued of $0.3 million was recorded as a reduction to preferred stock with a corresponding increase to additional paid-in capital.

The increase in the carrying value of the redeemable convertible preferred stock of $6.0 million as a result of the modification of Existing Preferred and the difference between the carrying value of the Existing Preferred and the fair value of common shares issued of $7.0 million as a result of the extinguishment of the Existing Preferred have been reflected on the Consolidated Statement of Operations as a net reduction of the net loss attributable to common stockholders of approximately $1.0 million.

In November 2010, the Board of Directors approved an amended and restated Certificate of Incorporation. The amendment reduced the authorized number of Existing Preferred to zero shares. The amendment also reduced the authorized shares of Series AA redeemable convertible preferred stock from 3,000,000 to 1,166,667, Series BB redeemable convertible preferred stock from 5,450,000 to 1,896,309, and increased the authorized shares of Series CC redeemable convertible preferred stock to 52,000,000 and Series CC-1 redeemable convertible preferred stock to 14,522,721.

As of December 31, 2010, the Company’s redeemable convertible preferred stock outstanding and the liquidation preference, including dividends that would be due if and when declared by the Board of Directors, was as follows:

	Number of Shares Authorized	Number of Shares Issued and Outstanding	Proceeds Net of Issuance Costs	Conversion Price per Share	Annual Dividend per Share	Liquidation Preference

Series AA	1,166,667	1,166,667	$601,000	$0.53	$0.04	$613,000
Series BB	1,896,309	1,896,309	1,879,000	1.00	0.08	1,896,000
Series CC	52,000,000	51,657,764	58,766,000	1.15	0.09	59,406,000
Series CC-1	14,522,721	14,522,721	16,613,000	1.15	0.09	16,701,000
	69,585,697	69,243,461	$77,859,000			$78,616,000

In January 2011 the Board of Directors approved an amended and restated Certificate of Incorporation. The amendment increased the authorized shares of Series CC redeemable convertible preferred stock from 52,000,000 to 57,500,000.

In February 2011, the Company received $5.7 million in net proceeds for the issuance of an additional 4,967,304 shares of Series CC redeemable convertible preferred stock at a price of $1.15 per share.

In November 2011 the Board of Directors approved an amended and restated Certificate of Incorporation. The amendment increased the Company’s authorized number of common shares to a total of 120,000,000 and increased the authorized shares of Series CC redeemable convertible preferred stock from 57,500,000 to 77,000,000.

In November and December 2011, the Company received a total of $20.0 million in net proceeds for the issuance of an additional 17,391,307 shares of Series CC redeemable convertible preferred stock at a price of $1.15 per share.

As of December 31, 2011 the Company’s redeemable convertible preferred stock outstanding and the liquidation preference, including dividends that would be due if and when declared by the Board of Directors, was as follows:

	Number of Shares Authorized	Number of Shares Issued and Outstanding	Proceeds Net of Issuance Costs	Conversion Price per Share	Annual Dividend per Share	Liquidation Preference
Series AA	1,166,667	1,166,667	$601,000	$0.53	$0.04	$613,000
Series BB	1,896,309	1,896,309	1,879,000	1.00	0.08	1,896,000
Series CC	77,000,000	74,016,375	90,448,000	1.15	0.09	85,119,000
Series CC-1	14,522,721	14,522,721	16,612,000	1.15	0.09	16,701,000
	94,585,697	91,602,072	$109,540,000			$104,329,000

The rights, preferences and privileges of the redeemable convertible preferred stock are as follows:

Conversion

Under certain conditions, including election by the holders and pursuant to an Initial Public Offering, the Series AA redeemable convertible preferred stock to Series CC-1 redeemable convertible preferred stock shall be converted into common stock on a one-for-one basis, subject to certain adjustments for dilution, if any, resulting from future stock issuances.

The initial conversion prices for shares of Series AA redeemable convertible preferred stock to Series CC-1 redeemable convertible preferred stock are indicated above.

Dividends

Holders of the Series AA redeemable convertible preferred stock to Series CC-1 redeemable convertible preferred stock are entitled to a noncumulative dividend as indicated above, payable only when and if declared by the Company’s Board of Directors, out of any assets legally available, prior and in preference to any declaration or payment of any distribution on the common stock. No dividends have been declared to date.

Liquidation

In the event of a liquidation event, as defined in the Company’s Amended and Restated Certificate of Incorporation, holders of preferred stock are entitled to receive, on a proportionate basis, prior and in preference to any distribution of any assets or property of the Company to the holders of common stock, an amount per share equal to their original purchase price plus declared but unpaid dividends.

Any time after August 1, 2014, upon written request of at least two-thirds of the outstanding shares of redeemable convertible preferred stock, the Company shall redeem for cash in two equal annual installments, from any funds legally available, all or part of the shares of redeemable convertible preferred stock that elect to have their shares redeemed. The redemption price for each share of redeemable convertible preferred stock shall be equal to the original issuance price of such share.

Voting

Holders of redeemable convertible preferred stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company.

9. Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company.

In July 2010, the Company reincorporated in the state of Delaware. The Company retroactively separated the par value of common stock and additional paid-in-capital to reflect the newly established par value.

Subject to the preferences that may be applicable to any outstanding shares of redeemable convertible preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors. No dividends have been declared to date.

Reserved Shares

The Company is required to reserve a portion of its authorized and unissued shares of common stock in sufficient numbers to effect the conversion of all outstanding shares of redeemable convertible preferred stock, the exercise of warrants plus options granted and available for grant, under the Company’s incentive stock plan.

The number of shares of common stock reserved is as follows:

	As of December 31,
	2010	2011
Options outstanding	7,296,078	13,700,062
Options reserved for future issuance	4,453,559	1,889,102
Warrants outstanding to purchase common stock	5,000	201,429
Warrants outstanding to purchase preferred stock	—	278,260
Convertible preferred stock outstanding	69,243,461	91,602,072

	80,998,098	107,670,925

10. Stock Options

2004 Stock Plan

In January 2004, the Company adopted the 2004 Stock Plan (the 2004 Plan). The 2004 Plan provides for the granting of stock awards to employees, consultants, and directors of the Company. Options granted under the 2004 Plan may either be Incentive Stock Options (ISOs) or Nonstatutory Stock Options (NSOs). ISOs may be granted to Company employees only, while stock awards other than ISOs may be granted to employees, directors, and consultants.

Stock awards under the 2004 Plan may be granted with terms of up to 10 years and at prices determined by the Board of Directors, provided, however, that: (i) the exercise price of an ISO or NSO shall not be less than 100% of the estimated fair value of the shares on the date of the grant; and (ii) the exercise price of an ISO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the grant date. The options generally vest over a four-year period. For certain options, vesting accelerates upon the achievement of specified milestones.

The Company records stock-based awards at fair value as of the grant date and recognizes the expense over the employee’s requisite service period, which is generally the vesting period. The Company amortizes the fair value of stock-based awards on a straight-line basis.

Each new option is measured at its estimated fair value using the Black-Scholes-Merton option pricing model. The weighted-average valuation assumptions used are as follows:

	Year Ended December 31,
	2009	2010	2011
Risk-free interest rate	2.50%	1.97%	2.02%
Dividend yield	0%	0%	0%
Expected term	6.1 years	5.9 years	6.0 years
Volatility	65%	60%	60%

The expected volatility is a blended rate consisting of historical and implied stock price volatilities of certain companies that the Company considers to be comparable by industry, stage of life cycle, and size. The Company uses the “simplified” method in estimating the expected term for employee grants. The “simplified” method is calculated as the average of the time to vesting and the contractual life of the options. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of the grant.

The Company recognizes stock-based compensation net of expected forfeitures for those shares that are expected to vest. The Company estimates its forfeitures based on an analysis of its actual forfeitures. The Company will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors.

As of December 31, 2011, there was approximately $3,363,000 of total unrecognized stock-based compensation expense, net of estimated forfeitures, related to unvested options granted under the Company’s stock option plan, that is expected to be recognized over a weighted-average period of 2.6 years.

Stock option activity under the Company’s 2004 Plan during the years ended December 31, 2010 and 2011 is as follows:

	Options Available for Grant	Number of Options Outstanding	Weighted-Average Exercise Price per Share

Balances at December 31, 2009	872,013	6,348,676	$0.38

Options authorized	4,945,000	—	—
Options granted	(2,701,175)	2,701,175	0.25
Options forfeited	1,235,284	(1,235,284)	0.43
Options expired	102,437	(102,437)	0.45
Options exercised	—	(416,052)	0.37

Balances at December 31, 2010	4,453,559	7,296,078	0.33

Options authorized	3,869,537		—
Options granted	(6,799,705)	6,799,705	0.31
Options forfeited	43,334	(43,334)	0.45
Options expired	322,387	(322,387)	0.23
Options exercised	—	(30,000)	0.40

Balances at December 31, 2011	1,889,102	13,700,062	$0.32

Additional information related to the status of options as of December 31, 2011 is as follows:

	Options Outstanding
	Number of options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Vested and expected to vest at December 31, 2011	13,211,304	$0.32	8.4	$10,442
Exercisable at December 31, 2011	5,213,956	$0.34	6.8	$4,032

In the above table, aggregate intrinsic value represents the difference between the exercise price and the fair value of common stock of $1.11 as of December 31, 2011.

The aggregate intrinsic value of all options exercised during 2009, 2010 and 2011 was $8,000, $26,000 and $5,000, respectively. The total grant-date fair value of options vested during 2009, 2010 and 2011 was approximately $351,000, $303,000 and $326,000, respectively.

Options outstanding and exercisable as of December 31, 2011 are as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Options	Weighted- Average Remaining Contractual Term (Years)	Weighted- Average Exercise Price per Share	Number of Options	Weighted- Average Exercise Price per Share
$0.05	40,000	2.5	$0.05	40,000	$0.05
0.11	53,250	3.2	0.11	53,250	0.11
0.17	484,500	4.6	0.17	484,500	0.17
0.20	4,465,032	9.0	0.20	1,176,193	0.20
0.21	1,322,500	9.7	0.21	19,422	0.21
0.36	683,271	5.7	0.36	683,271	0.36
0.38	880,000	6.1	0.38	843,333	0.38
0.43	3,300,000	9.9	0.43	100,828	0.43
0.45	2,471,509	6.9	0.45	1,813,159	0.45

	13,700,062	8.4	0.32	5,213,956	0.34

The Company recognized stock-based compensation expense, as follows (in thousands):

	Years Ended December 31,
	2009	2010	2011
Cost of product sales	$6	$6	$3
Sales and marketing	52	30	41
Research and development	68	74	103
General and administrative	188	193	321

Total stock-based compensation	$314	$303	$468

11. Common Stock Warrants and Convertible Preferred Stock Warrant Liability

In connection with the Loan Agreement obtained in May 2011 (see Note 7), the Company issued common and preferred stock warrants to SVB.

In May 2011, the Company issued a warrant to SVB to purchase 125,000 shares of common stock at an exercise price of $0.20 per share. In September 2011, following a draw of tranche B of the Loan Agreement, the Company issued an additional warrant to SVB to purchase 71,429 shares of common stock at an exercise price of $0.21 per share. The common stock warrants expire on the 10-year anniversary of the issue date. The common stock warrants are recorded as a liability under ASC 815, Derivates and Hedging, because settlement of the warrants may not result in issuance of a fixed number of shares.

In May 2011, the Company issued a convertible preferred stock warrant to SVB to purchase 278,260 shares of Series CC convertible preferred stock at an exercise price of $1.15 per share. The convertible preferred stock warrant expires on the 10-year anniversary of the issue date. The convertible preferred stock warrant is recorded as a liability under ASC 480, Distinguishing Liabilities from Equity, because the shares of convertible preferred stock into which the warrant is exercisable may obligate the Company to transfer assets at some point in the future.

At the dates of grant in May 2011 and September 2011, the fair value of the common stock warrants was $18,000 and $10,000, respectively. At the date of grant in May 2011, the fair value of the convertible preferred stock warrant was $172,000. At December 31, 2011 the Company re-measured the common and convertible preferred stock warrant liability to fair value using an enterprise value option-pricing model with the following assumptions:

	Preferred Stock	Common Stock
Expected life	9.4 years	9.3 years
Risk-free interest rate	2.78%	2.72%
Expected volatility	63.0%	62.7%
Expected dividend rate	0.0%	0.0

Losses arising from the change in the fair value of warrants were $252,000 for the year ended December 31, 2011. The increase in the value of the warrants relates primarily to the increase in the value of the underlying common stock.

The Company will continue to adjust the common stock and convertible preferred stock warrant liability for changes in fair value until the earlier of the exercise or expiration of the warrants or until holders of the outstanding convertible preferred stock can no longer trigger a deemed liquidation event. Upon exercise of the convertible preferred stock warrants, the preferred stock warrant liability will be reclassified to convertible preferred stock. Upon exercise of the common stock warrants, the common stock warrant liability will be reclassified to additional paid-in capital.

Significant assumptions for determining the fair value of the common stock and convertible preferred stock warrants are as follows:

Expected Life.    The Company derived the remaining contractual life based on the time from the balance sheet date until the preferred stock warrant’s expiration date, the 10-year anniversary from the issue date.

Risk-Free Interest Rate.    The risk-free interest rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Expected Volatility.    Since the Company is a private entity with no historical data regarding the volatility of its preferred stock, the expected volatility used is based on volatility of a group of similar entities, referred to as “guideline” companies. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size.

Expected Dividend Rate.    The Company has never paid any dividends and does not plan to pay dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

12. Income Taxes

For the years ended December 31, 2009, 2010 and 2011, the Company recorded income tax expense related to earnings in foreign jurisdictions, but has not recorded any income tax benefits for the same years related to its U.S. loss due to its history of operating losses.

The domestic and foreign components of loss before income tax provision were as follows (in thousands):

	Years Ended December 31,
	2009	2010	2011
Domestic	$(12,280)	$(25,572)	$(34,768)
Foreign	(8)	(24)	(25)

Loss before provision for income taxes	$(12,288)	$(25,596)	$(34,793)

The Company has not provided for income taxes on undistributed earnings of its foreign subsidiaries because it intends to permanently reinvest these earnings outside the United States. The cumulative amount of such undistributed earnings upon which no income taxes have been provided as of December 31, 2009, 2010 and 2011 was not material.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets are presented below (in thousands):

	As of December 31,
	2010	2011
Net operating loss carryforwards	$24,246	$36,089
Research and development credits	1,861	2,866
Accruals and reserves	750	1,234

	26,857	40,189
Valuation allowance	(26,857)	(40,189)

Net deferred tax assets	$—	$—

Reconciliations of the statutory federal income tax rate to the Company’s effective tax are as follows:

	Years Ended December 31,
	2009	2010	2011
Tax at federal statutory rate	34%	34%	34%
State income taxes, net of federal benefit	4	4	4
Research and development credits, net	6	3	2
Other	(6)	(1)	(2)
Change in valuation allowance	(40)	(40)	(38)

Provision for income taxes	—%	—%	—%

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset net deferred tax assets as of December 31, 2009, 2010 and 2011 due to the uncertainty of realizing future tax benefits from its operating net operating loss carryforwards and other deferred tax assets. The valuation allowance increased by approximately $5.3 million, $10.3 million and $13.2 million during the years ended December 31, 2009, 2010 and 2011, respectively.

As of December 31, 2011, the Company had federal and state net operating loss carryforwards of approximately $95.1 million and $69.1 million, respectively. The federal net operating loss carryforwards begin expiring in 2023 and the state net operating loss carryforwards begin expiring in 2013. As of December 31, 2011, the Company had federal and California research and development credit carryforwards available to reduce future taxable income, if any, of approximately $1.5 million and $1.4 million, respectively. The federal research and development credit carryforwards will expire beginning in 2023 and the California credits can be carried forward indefinitely.

Utilization of net operating losses and tax credit carryforwards may be limited by “ownership change” rules, as defined in Section 382 of the Internal Revenue Code of 1986, as amended. Similar rules may apply under state tax laws. The Company has not performed an analysis to determine whether an “ownership change” has occurred from inception to December 31, 2010. Therefore, the utilization of net operating losses and credit carryforwards useable in any taxable year could be limited and may expire unutilized.

Effective January 1, 2009, the Company adopted new accounting guidance related to the recognition, measurement and presentation of uncertain tax positions. There was not a material impact on the Company’s consolidated financial position and results of operations as a result of the adoption of the accounting guidance. Upon adoption, the Company recorded an unrecognized tax benefit of approximately $64,000.

A reconciliation of the beginning and ending balances of unrecognized tax benefits during the years ended December 31, 2009, 2010 and 2011 is as follows (in thousands):

	Years Ended December 31,
	2009	2010	2011
Unrecognized benefit — beginning of period	$ 64	$251	$465
Gross increases — current period tax positions	187	214	251

Unrecognized benefit — end of period	$251	$465	$716

The Company is subject to income taxes in the U.S. federal jurisdiction and various state and local jurisdictions. The Company’s tax years from inception through 2011 are subject to examination by the U.S. and state tax authorities due to the carryforward of unutilized net operating losses and research and development credits. The Company is not currently under examination in any tax jurisdictions.

13. 401(k) Plan

Substantially all of the Company’s full-time employees are eligible to participate in a tax-deferred investment plan (the 401(k) Plan) established by the Company. The 401(k) Plan permits each employee to contribute up to the Internal Revenue Service-approved maximum allowed contribution per calendar year ($16,500 in 2010). The Company provides a matching contribution equal to 4% of the eligible participants’ compensation up to $9,800 per year. Total contribution expense was $164,000, $243,000 and $257,000 for the years ended December 31, 2009, 2010 and 2011 respectively.

14. Segments

The Company operates in one operating segment manufacturing of home use aesthetics devices. The Company’s Chief Executive Officer manages the Company’s operations and evaluates the financial performance of the Company on a consolidated basis. For purposes of allocating resources and when evaluating the region’s financial performance, the Chief Executive Officer reviews separate sales and variable marketing information by three regions of the world: North America, consisting of the United States and Canada, Asia Pacific, consisting of Japan and South Korea, and the rest of the world. For purposes of financial presentation we are separately disclosing any country with sales or assets exceeding 10% of the respective total for any period reported. Most of the Company’s fixed marketing expenses and general and administrative expenses and all of its research and development expenses are not allocated to the regions. All of the Company’s principal operations and decision-making functions are located at the Company’s corporate headquarters in the United States.

The following table reflects sales by geographic area based on country of domicile (in thousands):

	Year Ended December 31,
	2009	2010	2011
Net sales by location
United States	$8,764	$12,049	$27,191
Japan	7,432	12,094	11,270
South Korea	—	1,690	4,410
Spain	2,803	902	129
Rest of the World	418	405	2,049

Total net sales	$19,417	$27,140	$45,049

The following table presents assets by location (in thousands):

	As of December 31,
	2010	2011
Assets
United States	$23,316	$27,226
Japan	3,836	2,948
Rest of the World	825	1,296

Total assets	$27,977	$31,470

The following table presents long-lived assets by location (in thousands):

	As of December 31,
	2010	2011
Long-lived assets
United States	$2,047	$2,109
Japan	246	308
Rest of the World	77	98

Total long-lived assets	$2,370	$2,515

15. Net Loss per Share of Common Stock and Unaudited Pro Forma Net Loss per Share of Common Stock

A reconciliation of the numerator and denominator used in the calculation of the pro forma basic and diluted net loss per share is as follows (in thousands, except per share amounts):

Year Ended December 31, 2011
Unaudited pro forma net loss per share

Numerator:
Net loss	$(34,837)
Adjustment to net loss resulting from preferred stock modification and extinguishment	—

Net loss attributable to common stockholders	$(34,837)

Denominator:
Weighted average shares of common stock used in computing net loss attributable to common stockholders - basic and diluted	5,342
Adjustments to reflect assumed conversion of convertible preferred stock	75,699

Weighted average shares of common stock used in computing pro forma basic and diluted net loss per share - basic and diluted	81,042
Pro forma net loss per share attributable to common stockholders - basic and diluted	$(0.43)

The following potentially dilutive securities were excluded from the computation of diluted net loss per share of common stock for the periods presented, because including them would have been anti-dilutive (in thousands):

	Year Ended December 31,
	2009	2010	2011

Convertible preferred stock (on an as-if converted basis)	46,705	69,243	91,602
Options to purchase common stock	6,349	7,296	13,700
Convertible preferred stock warrants	—	—	278
Common stock warrants	55	5	201
Total	53,109	76,544	105,781

16. Subsequent Events

In January 2012, the Company entered into a loan and security agreement (“2012 Facility”) with three financial institutions, led by Midcap Financial (the “Midcap Lenders”), that provides a $27.0 million debt facility to be used for general corporate purposes. Borrowings under the 2012 Facility are collateralized by all the assets of the Company, except intellectual property, and the Company must maintain compliance with certain financial and reporting covenants. Concurrent with the closing of the 2012 Facility, the Company drew down $20.0 million, of which $7.5 million was used to pay outstanding principal and interest obligations of the existing debt with SVB. After payment of expenses, the Company received net proceeds of $12.4 million. Payments are due as follows: interest only for the first eleven months, followed by 30 equal monthly amounts for principal and interest. Interest on the unpaid principal balance is 9.36% per annum. In conjunction with the initial $20.0 million drawdown, the Company granted warrants to purchase 606,281 shares of Series CC preferred stock at $1.15 per share to the Midcap Lenders.

The remaining $7.0 million available under the 2012 Facility will be available to the Company if the Company achieves the launch of its Skin Rejuvenating Laser before December 31, 2012 either in the United States or in both Canada and Europe. Payments on the $7.0 million, if borrowed, will be due as follows: (i) interest from the first payment date following the funding date, continuing monthly through July 25, 2015; (ii) from January 1, 2013, continuing monthly through July 25, 2015, 30 equal installments of principal. Interest on the unpaid principal balance is fixed at funding as the greater of 9.36% and the sum of the then current U.S. Treasury note yield to maturity plus 8.95% per annum. In conjunction with the $7.0 million borrowing, the Company will grant to the Midcap Lenders warrants to purchase shares of Series CC preferred stock at an initial fair value equal to 3% of the amount funded and with exercise prices of $1.15 per share. If, prior to the issuance of these warrants, the Company’s common stock is traded in a public market, the warrants become warrants issuable for common stock.

tria

SKIN PERFECTING BLUE LIGHT

Photochemical destruction of bacteria

FDA-cleared for the treatment of mild to moderate inflammatory acne tria

HAIR REMOVAL LASER

Selective photothermolysis

Laser light is absorbed by melanin, disabling the follicular stem cells.

FDA-cleared for the permanent reduction of hair regrowth

tria

SKIN REJUVENATING LASER*

Non-ablative fractional photothermolysis

*in development; requires 510(k) clearance

tria
BEAUTY

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by us. All of the amounts are estimated except for the SEC registration fee, the FINRA filing fee and The NASDAQ Global Market filing fee.

	Amount to be paid
SEC registration fee		$9,885
Printing and engraving expenses		*
FINRA filing fee		9,125
NASDAQ Global Market entry and application fees		125,000
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be effective prior to completion of this offering provide that we shall indemnify, to the fullest extent permitted by applicable law, any of our directors or officers who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding, including any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such proceeding. We shall be required to indemnify a person in connection with a proceeding initiated by such person only if the proceeding was authorized by our board of directors.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be effective prior to completion of this offering also provide that we shall have the power to indemnify, to the extent permitted by the DCGL, as it presently exists or may hereafter be amended from time to time, any of our employees or agents who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that he or she is or was one of our directors, officers, employees or agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such proceeding.

Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, or an action brought by or on behalf of the corporation, indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

In accordance with Section 102(b)(7) of the DGCL, Article X of our amended and restated certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

•	from any breach of the director’s duty of loyalty to us or our stockholders;

•	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (relating to unlawful payment of dividends or unlawful stock purchase or redemption); and

•	from any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and our amended and restated bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. The indemnity agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our executive officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

We plan to enter into an underwriting agreement that provides that the underwriters are obligated, under some circumstances, to indemnify our directors and officers against specified liabilities, including liabilities under the Securities Act.

The foregoing discussion of our amended and restated certificate of incorporation, amended and restated bylaws, indemnification agreements and Delaware law is not intended to be exhaustive and is qualified in its entirety by such certificate of incorporation, bylaws, indemnification agreements or law.

Reference is made to Item 17 of our undertakings with respect to liabilities arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

The following list sets forth information regarding all securities sold by us since January 1, 2009.

1.

From January 1, 2009 to December 24, 2011, we granted options to purchase 9,840,880 shares of our common stock to employees, directors and consultants under our 2004 Plan at a weighted average exercise price of $0.30 per share. We have not granted any further options since December 24, 2011. No consideration was paid to us by any recipient of any of the foregoing options for the grant of such options.

On various dates from January 1, 2009 through March 31, 2012, options were exercised for an aggregate of 505,777 shares of our common stock. We have received aggregate consideration of approximately $183,000 in connection with the exercise of these options.

2.

From August 13, 2010 to December 14, 2011, we issued and sold to 16 entities and 22 individuals an aggregate of 40,583,658 shares of our series CC preferred stock at a purchase price per share of $1.15 for an aggregate purchase price of approximately $46.7 million. We have not sold any further preferred stock since December 14, 2011. In connection with our series CC preferred stock financing, we completed a rights offering whereby each prior holder of our preferred stock was given the opportunity to purchase shares of our series CC preferred stock. Those prior preferred holders that did not purchase at least one-half of their pro rata investment proportions had their preferred shares converted into shares of our common stock on a five-to-one basis (i.e. every five shares of preferred stock became a single share of common stock). Those that purchased at least one-half of their pro rata investment proportion, but less than their full pro rata investment proportion, had one-half of their shares of preferred stock converted into shares of our common stock on a five-to-one basis, and the remaining preferred shares were converted into a new class of preferred stock. Those that purchased their full pro rata investment proportion had their entire preferred holdings converted into corresponding shares of new preferred stock. In particular, to the extent holders of preferred stock did not have their shares converted into common stock, holders of shares of our series A preferred stock had their shares converted into shares of our series AA preferred stock, holders of shares of our series B preferred stock had their shares converted into shares of our series BB preferred stock, holders of shares of our series C and D preferred stock had their shares converted into shares of our series CC-1 preferred stock, and holders of shares of our series E, C-1 and D-1 preferred stock had their shares converted into shares of our series CC preferred stock.

3.

On May 13, 2011, we entered into a loan and security agreement with Silicon Valley Bank whereby Silicon Valley Bank made term loans available to us up to an aggregate amount of $8.0 million. In connection with this loan and security agreement, we issued to Silicon Valley Bank a warrant to purchase up to an aggregate of 125,000 shares of our common stock at a price per share of $0.20 and a warrant to purchase up to an aggregate of 278,260 shares of our series CC preferred stock at a price per share of $1.15. On August 9, 2011, we amended and restated the loan and security agreement with Silicon Valley Bank so that we would also have access to a revolving credit line of up to $2.0 million. In connection with this amendment, we also issued to Silicon Valley Bank a warrant to purchase up to an aggregate of 71,429 shares of our common stock at a price per share of $0.21.

4.

On January 25, 2012, we repaid all amounts owed under the Silicon Valley Bank debt facility and we entered into a loan and security agreement with MidCap Financial, Silicon Valley Bank and General Electric Capital, as lenders, whereby the lenders made term loans available to us up to an aggregate amount of $20.0 million, with an additional $7.0 million to be available if we achieve certain milestones. In connection with this loan and security agreement, we issued to (i) MidCap Financial a warrant to purchase up to an aggregate of 287,440 shares, (ii) General Electric Capital a warrant to purchase up to an aggregate of 144,928 shares and (iii) Silicon Valley Bank a warrant to purchase up to an aggregate of 173,913 shares, in each case of our series CC preferred stock at a price per share of $1.15. In conjunction with the additional $7.0 million borrowing, the Company will issue (i) to the lenders warrants to purchase three percent of the funded amount of our shares of series CC preferred stock with exercise prices of $1.15 per share and (ii) to MidCap Financial an additional warrant to purchase up to an aggregate of 29,589 shares of our series CC preferred stock with an exercise price of $1.15 per share.

The offers, sales and issuances of the options and common stock described in paragraph 1 were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under such rule. The recipients of such options and common stock were our employees, directors or bona fide consultants and received the securities under our 2004 Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

The offers, sales and issuances of the securities described in paragraphs 2 through 4 were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder in that the issuance of securities to the recipients did not involve a public offering. Each recipient of the securities in these transactions represented his or her intention to acquire the securities for investment only and not with a view to, or for resale in connection with, any distribution thereof, and appropriate legends were affixed to the share certificates issued in each such transaction. In each case, the recipient was an “accredited investor” as defined under Regulation D.

Item 16. Exhibits and Financial Statement Schedules.

(a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules: All schedules have been omitted because they are not required or are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 3 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dublin, California, on April 23, 2012.

TRIA BEAUTY, INC.

By:	/s/ John J. Rangel
	Name:	John J. Rangel
	Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

* Kevin J. Appelbaum	President and Chief Executive Officer (Principal Executive Officer) and Director	April 23, 2012

/s/ John J. Rangel John J. Rangel	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 23, 2012

* Albert Cha, M.D., Ph.D.	Director	April 23, 2012

* Steve Elms	Director	April 23, 2012

* James Glasheen, Ph.D.	Director	April 23, 2012

* David M. Mauney, M.D.	Director	April 23, 2012

* Edward Unkart	Director	April 23, 2012

* Michael J. Valentino	Director	April 23, 2012

*By:	/s/ John J. Rangel
Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation, dated November 1, 2010, as amended January 26, 2011 and further amended November 15, 2011, and as currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation to be in effect upon the completion of this offering.

3.3**	Amended and Restated Bylaws, as currently in effect.

3.4	Form of Amended and Restated Bylaws to be in effect upon the completion of this offering.

4.1	Form of Registrant’s Common Stock Certificate.

4.2**	Warrant to Purchase Common Stock and Warrant to Purchase Preferred Stock, each dated as of May 13, 2011, by and between the Registrant and Silicon Valley Bank.

4.3**	Warrant to Purchase Common Stock, dated as of September 9, 2011, by and between the Registrant and Silicon Valley Bank.

4.4

Warrants to Purchase Preferred Stock, each dated as of January 25, 2012, by and between the Registrant and each of MidCap Financial SBIC, LP, Silicon Valley Bank, and General Electric Capital Corporation, respectively.

5.1*	Opinion of Ropes & Gray LLP (US) regarding the legality of the securities being registered.

10.1†	Manufacturing Services Agreement dated September 19, 2010, by and between the Registrant and Flextronics Sales and Marketing, Ltd.

10.2	Loan and Security Agreement, dated January 25, 2012, by and among the Registrant, MidCap Financial SBIC, LP, General Electric Capital Corporation and Silicon Valley Bank, and forms of preferred stock warrants related thereto.

10.2.1	Loan and Security Agreement, dated May 13, 2011, by and between the Registrant and Silicon Valley Bank.

10.2.2	Amended and Restated Loan and Security Agreement, dated August 9, 2011, by and between the Registrant and Silicon Valley Bank.

10.3**	2004 Stock Incentive Plan, and form of agreement.

10.4*	2012 Equity Incentive Plan, and form of agreement.

10.5**	Executive Annual Incentive Plan.

10.6**	Form of Indemnification Agreement, by and between the Registrant and each of its directors and officers.

10.7**	Employment Agreement, effective January 21, 2008, by and between the Registrant and Kevin J. Appelbaum.

10.9**	Offer Letter, dated March 4, 2011, by and between the Registrant and Danika R. Harrison.

10.10**	Employment Agreement, effective July 4, 2008, by and between the Registrant and Tobin Island.

10.11**	Employment Agreement, effective December 1, 2009, by and between the Registrant and Jon Pearson.

10.12**	Amended and Restated Shareholders Agreement, dated August 13, 2010, as amended on July 26, 2011, by and among the Registrant and the individuals and entities listed on Exhibit A attached thereto.

21.1**	List of subsidiaries of the Registrant.

23.1*	Consent of Ropes & Gray LLP (US) (included in Exhibit 5.1).

23.2	Consent of Ernst & Young LLP.

24.1**	Powers of Attorney.

*	To be filed by amendment.

**	Previously filed.

†

Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.